Offering Memorandum Exhibit A to Form C


Oxygen4Life, Inc.
9977 North 90th Street, Suite 300
Scottsdale, Arizona 85260
https://www.oxygen4lifeinc.com

Up to $123,995.78 Common Stock at $11.91 per share
Minimum Target Amount: $10,009.40 (812 shares)


A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state Securities Commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. This offering is being made through Dealmaker Securities, LLC, (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank and Trust, a Missouri charter Trust Company with banking powers, (the "Escrow Agent"), until the target offering amount has been met or exceeded and one or more

closings occur. You may cancel an investment commitment up to 48 hours prior to July 31, 2025, (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the offered shares at any time for any reason.

The Intermediary charges an 8.5% commission on the proceeds of the offering. The Intermediary and its affiliates charge activation fees of $7,500, and a monthly subscription of $2000, for the maintenance of the platform infrastructure. The Company will charge each investor 3.5% on the total invested dollar amount to help offset transaction costs. The Intermediary will receive a cash commission on this fee.

Company:

Company: Oxygen4Life, Inc.
Mailing Address: 9375 E Shea Blvd., Suite 100, Scottsdale, AZ 85260
State of Incorporation: Delaware
Date Incorporated: February 25, 2022
Office Address: 9977 N 90th Street, Suite 300, Scottsdale, AZ 85260

Terms:

Equity:

Offering Minimum*: $10,009.40 | 812 shares of Common Stock
Offering Maximum**: $123,995.78 | 10,059shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $11.91
Minimum Investment Amount (per investor): $297.75***

Deadline to reach minimum unless extended: July 31, 2025

Pre-money Valuation: $125,000,000

*Investments, including those above the minimum target amount, will be accepted at the Company's discretion.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus information below.

*** This does not include the 3.5% investor processing fee.

Investors will be required to pay an Investor Processing Fee of 3.5% of the total amount invested to the Company at the time of the subscription to help offset transaction costs for each subscription.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Eligibility The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Voting Rights of Securities Sold in the Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company, (the "CEO") or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, and competency and disability of the Subscriber and so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of common stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the common stock.

Company Perks[1,2]:

Investor Based:

Existing Investors: - 5% bonus shares

Time Based:

First 30 days – 5% bonus shares

Second 30 days – 2% bonus shares

Amount Based:

USD $2500.00 investment – 5% bonus shares

USD $5000.00 investment - 7% bonus shares

USD $10,000.00 investment - 9% bonus shares

USD $25,000.00 investment - 12% bonus shares

USD $50,000.00 investment - 15% bonus shares

1All perks occur after the offering is completed. For the time-based perks, the 1st 30 days begins upon the filing of the Form C being reflected on the SEC's EDGAR System and concludes on the 30th day at 11:59 PM Pacific Standard Time (6:59 AM UTC the next day: (UTC plus 7)). The 2nd 30 days begins at the conclusion of the 1st 30 days and concludes on the 60th day at 11:59 PM Pacific Standard Time (6:59 AM UTC the next day: (UTC plus 7)).

2In order to receive perks from an investment, one must submit in a single subscription for the total investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks will be assessed and issued after the offering is completed.

All bonus shares are the same as the shares being sold under this offering.

Bonus shares can be stacked with one per category. Eg; existing investor, time based and amount based can all be combined.

The Company and Its Business

Company Overview

Oxygen4Life, Inc. (O4L) is a Delaware-based corporation operating in the AI, Medical Devices, Healthcare & Life Sciences sector. O4L specializes in advanced, FDA-cleared medical devices and innovative healthcare solutions, creating an integrated ecosystem for early detection, treatment, and management of chronic inflammation, vascular diseases, and neuropathy. The Company only has one full time employee, the CEO/President who currently isn't taking a salary. All other personnel are contractors and consultants with many residing outside the United States.

At the core of this ecosystem is the ThermaLens™ IRIS-XP, the most advanced infrared medical imaging technology, combined with AiLLumi™, an AI-powered diagnostic database of over 1,000,000 infrared scanned images, and InfraREDMed™, an internationally recognized diagnostic and physician training platform. This ecosystem is complemented by Brivanta™, a patented medical food for chronic inflammation, and Parent Essential Oils (PEOs), a plant-based oil supplement designed to optimize cellular health. Together, these solutions provide healthcare providers with an all-in-one platform to diagnose, treat, and monitor patients effectively, offering unparalleled value in patient care.

ThermaLens™ IRIS-XP: Cutting-Edge Infrared Medical Imaging Technology

ThermaLens™ IRIS-XP is a revolutionary, non-invasive infrared thermal imaging system designed for early-stage disease detection by identifying temperature variations that signal inflammation, vascular disorders, and chronic wounds. By integrating seamlessly into medical workflows, the device provides healthcare professionals with real-time diagnostic insights and progress monitoring.

Integration with AiLLumi™

AiLLumi™ is a proprietary AI-powered diagnostic tool that leverages a database of over 1,000,000 infrared images. This system enhances diagnostic accuracy by offering instant analysis, identifying potential health concerns, and recommending appropriate therapeutic interventions. AiLLumi™ evolves with every scan, enabling personalized treatment plans and contributing to a continuously improving diagnostic ecosystem.

InfraREDMed™: Advanced Diagnostic Network and Physician Training Platform

InfraREDMed™ is an internationally recognized platform specializing in advanced infrared imaging diagnostics and physician education. Operating across more than 50 cities in 7 countries, InfraREDMed™ provides state-of-the-art medical thermography services, leveraging a proprietary database of over 1 million diagnostic images to identify conditions such as inflammation, tendinitis, arthritis, neuropathy, infections, and tumors. Beyond diagnostics, InfraREDMed™ is a premier training platform for licensed physicians, offering comprehensive education and certification in medical thermography. This dual focus on diagnostics and training strengthens the integration of thermography into clinical practice, ensuring a higher standard of care and expanding the reach of infrared imaging technology within the worldwide medical community.

Brivanta™: Medical Food for Chronic Inflammation

Brivanta™ is a patented, clinically proven medical food targeting systemic inflammation through the impaired Delta-6 Desaturase pathway. By addressing this root cause, Brivanta™ helps manage chronic diseases such as cardiovascular conditions, neurodegeneration, and metabolic disorders. Its effectiveness is amplified when paired with the ThermaLens™ IRIS-XP and AiLLumi™™™ diagnostic insights, creating a data-driven treatment approach.

Parent Essential Oils (PEOs): Cellular Optimization and Inflammation Support

Oxygen4Life's PEOs are patented plant-based oil supplements that provide essential fatty acids to enhance cellular oxygenation, reduce inflammation, and support overall health. They have been sold online by O4L since 2005 to consumers, healthcare practitioners and resellers under the O4L brand and private label. These oils act as the foundation of O4L's ecosystem, ensuring cellular health and complementing the therapeutic effects of Brivanta™ and ThermaLens™ IRIS-XP. It was the results of these oils that led to the formulation of Brivanta™.

Comprehensive Ecosystem for Health Management

The combination of ThermaLens™ IRIS-XP, AiLLumi™™™, InfraREDMed™, Brivanta™, and PEOs creates a unique, integrated approach to managing chronic inflammation and related health conditions. Together, these components deliver:

1. Early Detection and Monitoring: ThermaLens™ IRIS-XP provides real-time thermal imaging, enhanced by AiLLumi™™™ for precise diagnostics.
2. Targeted Intervention: Brivanta™ addresses biochemical imbalances driving inflammation, while PEOs optimize cellular function.
3. Clinical Integration: InfraREDMed™ ensures high-quality diagnostics and standardized physician training, enhancing clinical adoption.

Synergistic Benefits

The O4L ecosystem offers significant advantages over standalone solutions by addressing chronic conditions from multiple angles:

- Personalized Care: AiLLumi™ enables tailored treatment plans based on patient-specific diagnostics.

- Comprehensive Management: Brivanta™ and PEOs provide therapeutic and nutritional interventions, while ThermaLens™ tracks progress in real time.
- Standardized Excellence: InfraREDMed™ strengthens the integration of thermography into clinical workflows through advanced physician training.

Clinical Applications and Impact

O4L's ecosystem supports a range of applications, including:

1. **Diabetes Management**: Combines diagnostic insights from ThermaLens™ with therapeutic interventions from Brivanta™ and PEOs.
2. **Cardiovascular Health**: Tracks and reduces arterial inflammation, improving vascular health.
3. **Chronic Wound Care**: Provides early detection of ulcers and real-time monitoring of healing progress.

Market Position

O4L's integrated ecosystem sets a new standard in chronic disease management, offering a one-of-a-kind combination of diagnostic, therapeutic, and training solutions. Unlike competitors, O4L delivers a unified platform addressing the root causes of inflammation while enabling real-time monitoring and physician education.

Competitors and Industry - Supplements

Global Wellness Institute's 2024 Global Wellness Economy Monitor, the global wellness economy reached a new peak of $6.3 trillion in 2023. The same report projects that the wellness economy will grow at a robust rate of 7.3% annually from 2023 to 2028, reaching nearly $9.0 trillion by 2028. (https://globalwellnessinstitute.org/industry-research/2024-global-wellness-economy-monitor/?)

The U.S. Vitamin & Supplement Manufacturing industry alone was worth $35.6 billion in 2022. This immense market growth reflects a heightened consumer focus on preventative care, health optimization, and alternative medicine. (https://www.zippia.com/advice/supplements-industry-statistics/?)

While the supplement space is crowded, with numerous options available in health food stores, pharmacies, and online platforms, Parent Essential Oils (PEOs) stand apart due to their unmatched versatility and scientific backing. PEOs are not just supplements;

they are organic, plant-based, and vegan-friendly solutions that cater to a wide range of health needs. Backed by 20 years of proven results, including published studies and clinical outcomes, PEOs are uniquely positioned to compete in the organic and natural health segments.

Competitors in the PEO space primarily consist of resellers under private label agreements or those selling the original formulations. However, Oxygen4Life's direct connection to healthcare practitioners and exclusive rights to PEO formulations provide a significant advantage.

Competitors and Industry – Medical Foods

Understanding Medical Foods

Medical foods differ significantly from traditional supplements. According to the Orphan Drug Act (21 U.S.C. 360ee(b)(3)), medical foods are specially formulated for the dietary management of specific diseases under the supervision of a physician. They address unique nutritional requirements that cannot be met through a standard diet alone.

Addressable Market for Brivanta™

Chronic diseases like heart disease, diabetes, and inflammatory disorders represent some of the largest healthcare costs in the U.S., offering a significant market opportunity for Brivanta™ as a medical food. Key market data includes:

- Heart Disease: Causes 1 in 4 U.S. deaths, with an annual economic impact of $363 billion. https://www.cdc.gov/chronic-disease/data-research/facts-stats/index.html?utm_source=chatgpt.com
- Diabetes: Total economic cost is $327 billion annually, with 60% growth over the last decade. https://diabetes.org/newsroom/press-releases/new-american-diabetes-association-report-finds-annual-costs-diabetes-be?utm_source=chatgpt.com
- Diabetic Peripheral Neuropathy (DPN): valued at US$ 4.36 Billion in 2023 and is anticipated to surpass US$ 8.38 Billion by 2032. https://www.globenewswire.com/news-release/2024/07/12/2912542/0/en/Diabetic-Neuropathy-Market-Size-Worth-

US-8-38-Billion-By-2032-Boosted-by-Advancements-in-Gene-Therapy-and-Regenerative-Medicines-Research-by-SNS-Insider.html

- Wound Healing: Estimated annual cost of $28 billion–$31.7 billion, depending on diagnosis classification.
https://www.liebertpub.com/doi/10.1089/wound.2019.0946
- Skin Disorders (e.g., Psoriasis): Economic burden of $52–$63 billion per year.
https://www.npr.org/sections/health-shots/2015/01/08/375623146/how-the-skin-disease-psoriasis-costs-us-billions

Brivanta™ is uniquely positioned to address these conditions by integrating a nutritional supplement with a medical food. This combines non-invasive diagnostics, targeted nutritional support, and disease-specific medical food solutions, creating a novel framework for managing chronic diseases.

Unique Value Proposition

Oxygen4Life's ecosystem sets itself apart with its integration of advanced diagnostic tools like ThermaLens, the AiLLumi™™ AI platform, and Brivanta™ medical food solutions. Together, these technologies create a comprehensive pipeline for early detection, prevention, and management of chronic diseases:

1. ThermaLens: The most advanced non-invasive infrared imaging device for detecting inflammation and disease markers.
2. AiLLumi™: AI-powered diagnostic software that leverages a database of over 1 million diagnostic images, enhancing precision and scalability for healthcare providers.
3. Brivanta™: The first medical food to seamlessly integrate with a supplement to target specific chronic conditions, reducing reliance on pharmaceuticals.

Market Strategy and Expansion Potential

- Direct-to-Consumer (DTC): Consumers can order health supplements directly through www.oxygen4life.com or other Oxygen4Life reseller platforms.
- Healthcare Practitioner Partnerships: Licensed practitioners registered with the company can recommend PEOs or Brivanta™ based on patient needs, enabling a B2B2C approach.

- Worldwide Expansion: The chronic disease management market, valued at $4 trillion by 2030, presents significant opportunities for scaling internationally, especially with non-invasive and dietary solutions.

Competitor Differentiation

Unlike other supplements or medical foods on the market, Oxygen4Life's products are backed by:

- 20+ years of scientific validation.
- FDA Cleared Class I ThermaLens Infrared Imaging Device™
- A proprietary AI platform (AiLLumi™) that continuously improves diagnostic precision through doctor-uploaded images.
- Exclusive rights to PEO formulations and Brivanta™ as a medical food, bridging gaps in current treatment methodologies.
- Partnerships with medical practitioners, academic institutions, and research facilities worldwide.

Oxygen4Life is not only redefining how we view supplements and medical foods but also transforming healthcare delivery by integrating data-driven diagnostics with targeted nutritional therapies.

This multifaceted ecosystem positions Oxygen4Life at the forefront of the wellness, medical foods, and diagnostic industries.

Go-To-Market Strategy

Oxygen4Life's go-to-market strategy focuses on delivering a transformative ecosystem to healthcare providers through direct sales, strategic partnerships, and revenue-sharing models. Central to this strategy is the introduction of The Infrared Health Revenue Revolution Package, a comprehensive solution that empowers providers with the tools, training, and support needed to integrate advanced diagnostics and therapeutic solutions into their practices.

1. **Sales of PEOs and Brivanta™ to Healthcare Practitioners**

Oxygen4Life, Inc. will strategically leverage its extensive network to drive sales of Parent Essential Oils (PEOs) and Brivanta™ to healthcare practitioners, ensuring these products reach providers who are best positioned to integrate them into patient care. This approach combines existing relationships, trusted partnerships, and targeted outreach to expand market penetration and drive adoption.

Multi-Channel Sales Approach:

1. **Leveraging Established Networks**:
   o **Oxygen4Life Doctors**: Engaging with healthcare practitioners already connected to Oxygen4Life for direct sales opportunities.
   o **InfraREDMed and American Academy of Thermology Members**: Collaborating with practitioners who have been trained or are active members of these trusted organizations, many of whom have worked with Dr. Marcos Brioschi for years.
   o **Manufacturer's Existing Practitioner Base**: Reaching out to practitioners already doing business with our manufacturing partners to introduce and promote the value of PEOs and Brivanta™.
2. **Social Media Marketing**:
   o Targeted campaigns on LinkedIn and Facebook to raise awareness among healthcare professionals and wellness-focused consumers.
   o Educational posts, testimonials, and case studies to establish authority and generate leads.
3. **Trade Shows and Industry Events**:
   o Attending prominent healthcare and wellness trade shows to showcase PEOs, Brivanta™, and the Oxygen4Life ecosystem.
   o Building connections with new healthcare practitioners through product demonstrations and educational presentations.
4. **Strategic Outreach**:
   o Utilizing curated lists of healthcare practitioners to expand marketing efforts.
   o Developing targeted email campaigns and direct outreach strategies to introduce Oxygen4Life's products to new practitioners.

By integrating these efforts, Oxygen4Life is poised to capitalize on its unique connections and trusted reputation within the healthcare community, ensuring the successful adoption of PEOs and Brivanta™ while driving revenue growth.

2. "The Infrared Health Revenue Revolution Package"

Oxygen4Life's premier offering, "The Infrared Health Revenue Revolution Package," is designed to elevate patient care, streamline diagnostics, and unlock new revenue streams for healthcare providers. This all-inclusive package includes:

- ThermaLens™ Hospital Version: A precision-engineered infrared imaging device for advanced full-body scans, enabling early detection of inflammation, chronic pain, and early-stage diseases.
- AiLLumi™ Subscription: Access to a powerful AI diagnostic platform that enhances real-time scan analysis and contributes to a growing worldwide database for improved precision.
- InfraREDMed Subscription: Advanced diagnostic tools and educational resources for image processing and thermography certification.
- Brivanta™ Medical Food: A consistent supply to address systemic inflammation and support recovery for patients.
- Infrared Mastery Training Program: A comprehensive training program led by Dr. Marcos Brioschi, equipping providers with the expertise to maximize the value of Oxygen4Life's solutions.
- Marketing Support Package: Professionally designed materials and campaigns to promote ThermaLens™ scans, Brivanta™, and other offerings, helping providers attract and educate patients effectively.

This package ensures seamless integration of Oxygen4Life solutions into healthcare practices while delivering measurable value for patients and providers alike.

3. Direct Sales of ThermaLens™ IRIS-XP, PEOs, and Brivanta™

Oxygen4Life is marketing its core products directly to healthcare providers, consumers, and government agencies, offering:

- ThermaLens™ IRIS-XP: Advanced thermal imaging technology for real-time detection and monitoring of inflammation and circulatory issues, providing actionable insights for early intervention.

- PEOs: Plant-based oils supplying essential Omega-6 and Omega-3 fatty acids to promote cellular health, reduce inflammation, and enhance immune function.
- Brivanta™: A patented medical food targeting systemic inflammation, addressing chronic conditions like cardiovascular disease, diabetes, and neurodegenerative disorders.

4. Doctor Partnerships with In-Office ThermaLens™ IRIS-XP

A revenue-sharing model supports doctors in adopting ThermaLens™ IRIS-XP into their practices without upfront costs. Key benefits include:

- Device Placement: Oxygen4Life provides the device and manages operations, including patient appointments.
- Revenue Sharing: Doctors receive a percentage of scan revenue, creating a new income stream for providers.
- Integrated Product Offering: Diagnostic results guide the use of PEOs and Brivanta™, linking diagnostics to therapy for improved patient care and additional revenue.
- Marketing Support: Providers benefit from the marketing assets included in "The Infrared Health Revenue Revolution Package," ensuring immediate patient engagement and sustained growth.

5. Leveraging AiLLumi™ and InfraREDMed™

AiLLumi™ enhances diagnostic precision with real-time AI analysis, enabling healthcare providers to deliver personalized, data-driven care while contributing to a worldwide database that improves outcomes for all users.

InfraREDMed provides advanced diagnostic tools and serves as a premier training platform for medical thermography. Physicians gain certification and expertise to fully leverage ThermaLens™ and Oxygen4Life solutions in their practices.

6. Expanding Government Partnerships

Oxygen4Life is capitalizing on its CAGE Code and SAM registration to partner with agencies such as the Veterans Administration, Bureau of Indian Affairs, and Department of Defense. These collaborations aim to:

- Reduce reliance on traditional pharmaceuticals through non-invasive diagnostics and nutritional therapies.
- Address critical health challenges like chronic inflammation and diabetic complications within government healthcare systems.
- Scale adoption of O4L's solutions via the General Services Administration (GSA) pathway, increasing distribution and reinforcing credibility.

Value Proposition for Doctors

This model offers doctors a unique opportunity to increase their practice's revenue with minimal effort. By outsourcing the diagnostic and data management processes to Oxygen4Life and our technicians, doctors can offer advanced, non-invasive diagnostic capabilities without managing the equipment or interpreting the results. This service easily integrates with existing practices, providing a valuable income stream while enhancing the quality of patient care through personalized, data-driven recommendations.

Revenue Streams for Oxygen4Life, Inc.

Oxygen4Life generates revenue through a diversified and integrated business model designed to capitalize on its innovative ecosystem, advanced diagnostics, and therapeutic solutions. The primary revenue streams include:

1. Direct Sales

Oxygen4Life drives revenue through the direct sale of its advanced products and programs to healthcare providers, individual consumers, and government agencies, such as the Veterans Administration (VA), Department of Defense (DoD), and Bureau of Indian Affairs. This includes:

- ThermaLens™ IRIS-XP: An FDA-cleared, high-resolution infrared imaging device for early detection of inflammation, chronic pain, and vascular disorders.
- Parent Essential Oils (PEOs): Plant-based supplements designed to enhance cellular health, reduce inflammation, and support cardiovascular and immune function.
- Brivanta™ Medical Food: A patented, anti-inflammatory medical food targeting systemic inflammation and chronic conditions.

- AiLLUMI™ Subscriptions: An AI-powered diagnostic tool that enhances the accuracy and effectiveness of thermal imaging through real-time analysis and a growing worldwide database.
- InfraREDMed™ Subscriptions: Advanced diagnostic tools and thermography training for healthcare providers, ensuring seamless integration of Oxygen4Life solutions into clinical workflows.
- The Infrared Health Revenue Revolution Package: A comprehensive program offering healthcare providers a complete system for diagnostics and therapeutic interventions. This package includes the ThermaLens™ Hospital Version, subscriptions to AiLLUMI™ and InfraREDMed, a supply of Brivanta™, in-depth training, and marketing support to ensure immediate success. It is designed to empower providers with the tools, training, and resources to elevate patient care and unlock new revenue streams.

This direct sales approach enables broad market penetration, establishes O4L's products as go-to solutions for non-invasive health management, and leverages the power of its comprehensive ecosystem.

2. Revenue Sharing with Healthcare Providers

Oxygen4Life's revenue-sharing model with healthcare providers creates a steady income stream from ThermaLens™ IRIS-XP machines placed in doctors' offices. Under this arrangement:

- Revenue Allocation: Oxygen4Life retains 70% of revenue from each scan, while doctors earn 30% as a passive income stream.
- Operational Support: O4L provides device placement, ongoing training, and a dedicated technician to manage patient appointments and scan operations.
- Integrated Product Sales: Based on diagnostic results, doctors can seamlessly recommend PEOs and Brivanta™, generating additional revenue for both parties.

This model facilitates product integration into clinical practices, encourages recurring diagnostics, and supports follow-up visits, creating a sustainable and mutually beneficial partnership with healthcare providers.

3. Subscription and Data Monetization

Through the integration of **AiLLUMI™** and **InfraREDMed**, Oxygen4Life generates recurring revenue from subscriptions and data monetization:

- AiLLUMI™ Subscriptions: Providers pay for access to real-time AI diagnostic analysis and a continuously evolving database that enhances diagnostic precision and treatment recommendations.
- InfraREDMed Subscriptions: Healthcare providers benefit from advanced diagnostic tools and access to training programs, enhancing their use of ThermaLens™ and improving patient outcomes.
- Data Monetization: The growing worldwide database, enriched by every patient scan, provides value for research, clinical validation, and algorithm refinement, creating additional opportunities for monetization.

Through the integration of **AiLLUMI™** and **InfraREDMed**, Oxygen4Life generates recurring revenue from subscriptions and data monetization:

- AiLLUMI™ Subscriptions: Providers pay for access to real-time AI diagnostic analysis and a continuously evolving database that enhances diagnostic precision and treatment recommendations.
- InfraREDMed Subscriptions: Healthcare providers benefit from advanced diagnostic tools and access to training programs, enhancing their use of ThermaLens™ and improving patient outcomes.
- Data Monetization: The growing worldwide database, enriched by every patient scan, provides value for research, clinical validation, and algorithm refinement, creating additional opportunities for monetization.

4. Product Sales Driven by Diagnostics

Diagnostics performed with **ThermaLens™ IRIS-XP** naturally guide treatment recommendations for **PEOs** and **Brivanta™,** creating a seamless link between diagnostic insights and therapeutic solutions:

- PEOs: Recommended to patients based on diagnostic results to improve cellular health and reduce inflammation.

- Brivanta™: Prescribed as a targeted intervention for systemic inflammation, addressing chronic conditions like cardiovascular disease and diabetes.

This direct connection between diagnostics and treatment not only enhances patient care but also drives sustained product sales.

5. Government Contracts and Partnerships

Leveraging its CAGE Code and SAM registration, Oxygen4Life generates revenue by fulfilling contracts with U.S. federal agencies, including the VA, DoD, and HHS. These contracts enable O4L to:

- Expand the adoption of non-invasive diagnostic tools and therapeutic solutions within government healthcare systems.
- Address critical health challenges like chronic inflammation, diabetic complications, and cardiovascular diseases.
- Establish long-term revenue streams through the General Services Administration (GSA) pathway, scaling distribution across government healthcare facilities.

Long-Term Vision

Oxygen4Life's long-term vision is to establish itself as a worldwide leader in health technology by creating a sustainable, scalable business model that seamlessly integrates advanced diagnostics, targeted therapeutics, and strategic healthcare partnerships. By combining innovation, clinical precision, and accessibility, O4L is paving the way for a proactive approach to managing chronic conditions and enhancing patient outcomes.

Mission-Driven Expansion

At the heart of Oxygen4Life's vision is the commitment to addressing systemic challenges in healthcare, particularly the growing burden of chronic inflammation and related diseases. Through the adoption of non-invasive diagnostic tools, evidence-based medical foods, and advanced AI-powered solutions, O4L aims to:

- Transform Chronic Disease Management: Enable early detection and targeted intervention, reducing dependency on traditional pharmaceuticals and improving overall patient outcomes.
- Empower Healthcare Providers: Equip practitioners with cutting-edge tools, training, and resources that enhance their ability to deliver personalized, high-quality care while generating new revenue streams.
- Improve Accessibility: Expand the adoption of O4L's integrated ecosystem across diverse markets, including underserved and government sectors, to democratize access to advanced healthcare solutions.

Diversified Revenue Streams

Oxygen4Life's scalable business model ensures a diversified revenue base that balances direct sales with revenue-sharing models, subscriptions, and government contracts. This approach fosters enduring partnerships with healthcare providers, agencies, and consumers, while creating a strong foundation for long-term growth.

Technology-Driven Leadership

As the adoption of O4L's solutions grows, the company will continue to innovate by leveraging its proprietary AI platform, **AiLLUMI™,** and advanced diagnostic networks like **InfraREDMed™.** These technologies, combined with O4L's extensive database and clinical expertise, position the company as a trailblazer in non-invasive diagnostics and personalized health management.

Worldwide Impact and Expansion

Oxygen4Life envisions a future where its solutions are universally recognized as the gold standard for managing chronic conditions. Key areas of focus include:

- Clinical and Consumer Markets: Bridging the gap between clinical care and consumer wellness, creating a comprehensive health ecosystem.
- Strategic Partnerships: Building alliances with hospitals, universities, and government institutions to accelerate adoption and validation of O4L's technologies.
- Healthcare Systems Transformation: Promoting preventative care models that reduce healthcare costs and improve quality of life on a worldwide scale.

Commitment to Sustainability and Growth

Oxygen4Life is dedicated to creating a healthier, more proactive approach to chronic disease prevention. By expanding its integrated system of diagnostics and therapeutics, the company aims to revolutionize healthcare delivery and solidify its leadership in the health and wellness industry. This vision ensures a lasting impact on the lives of patients and the success of its partners, establishing O4L as a cornerstone of modern healthcare innovation.

The Team

Officers and Directors

Name: Mike Maunu

Mike Maunu's current primary role is with the issuer.

Positions and offices currently held with the Issuer.

- **Position:** CEO, Founder, Director
- **Dates of Service:** February 25, 2022 – Present
- **Responsibilities:** Leads Oxygen4Life.

Other business experience in the past three years:

- **Employer:** Oxygen4Life Supplements
- **Title:** Owner
- **Dates of Service:** February 2002 – present

Responsibilities: Founded the company and responsible for securing all the current agreements, products, and marketing activities. Other business experience in the past three years:

- **Employer:** MikeMaunu.com
- **Title:** Owner
- **Dates of Service:** Jan 1, 2000 – present
- **Responsibilities:** Business growth coach working with executives and business owners to grow and scale their businesses.

Other business experience in the past three years:

- **Employer:** Marketing Results Group
- **Title:** Owner
- **Dates of Service:** August 2012 – 2022
- **Responsibilities:** Digital Marketing Agency and training company for other business coaches

Name: Alex Maunu

Alex Maunu's current primary role is with the issuer.

Positions and offices currently held with the Issuer.

- **Position:** Co-Founder & head of content/media
- **Dates of Service:** February 25, 2022 – Present
- **Responsibilities:** Responsible for overseeing digital marketing activities, social media, advertising, and content.

Other business experience in the past three years:

- **Employer:** Marketing Results Group
- **Title:** Social Media Manager
- **Dates of Service:** August 2017 – 2022
- **Responsibilities:** social media marketing, writing copy, creating marketing funnels, building websites

Name: Dr. Marco Leal Brioschi, MD PhD

Dr. Brioschi's current primary role is with the issuer.

Positions and offices currently held with the Issuer:

Position: Chief Medical Officer/Contractor
Dates of Service: November 1, 2024 to the present.
Responsibilities: developing the Company's infrared digital imaging program, training of doctors and technicians, establish protocols.

Other business and professional experience in the last three years:

Dr. Marcos Leal Brioschi is a leading expert in the field of medical thermology, specifically in the application of infrared thermal imaging for medical diagnostics. He has a long and distinguished career, holding a PhD in Surgery from the Federal University of Paraná and completing postdoctoral research in neurology at the University of São Paulo. Dr. Brioschi is particularly known for his work in clinical thermology, where he applies infrared imaging to areas such as pain management, breast cancer, vascular disorders, and chronic wound healing. He also has a PhD in Mechanical Engineering with a specialization in Biothermodynamics. He earned this degree from the University of Sao Paulo, Brazil.

He serves as the President of the Brazilian Thermology Society (ABRATERM) and is a recognized authority on the integration of infrared imaging in medical practices. His contributions to the field include numerous peer-reviewed publications on the use of thermography in diagnosing and managing conditions like neuropathic pain, breast cancer, and cardiovascular diseases. Dr. Brioschi is also a key figure in advancing infrared medical technology by incorporating artificial intelligence for better diagnostic accuracy and real-time analysis of patient conditions.

His work has gained international recognition, and he holds leadership positions in organizations such as the American Academy of Thermology, where he is an honorary life member. Additionally, Dr. Brioschi has spearheaded research in using infrared imaging in sports medicine and pain treatment, continuously advancing its application in clinical environments.

Dr. Brioschi has authored or contributed to over 391 professional publications in the field of thermology and related medical areas. His research spans various applications of infrared imaging, particularly focusing on pain management, breast cancer diagnostics, vascular disorders, and the development of AI-driven diagnostic tools for infrared medical imaging. His work is widely cited, with over 294 citations from the medical community. Dr. Brioschi's publications reflect his broad expertise in thermology, including groundbreaking research on using thermal imaging in fields such as robotic surgery, chronic pain, and cancer detection. His publications also include significant contributions to infrared imaging for emergency medical services (EMS), detecting vascular diseases, and optimizing diagnostic methodologies in chronic and acute health conditions.

Name: Keith McAslan

Keith McAslan currently serves as a Fractional CFO and Advisor with the Issuer.

Positions and Offices Currently Held with the Issuer:
- **Position**: Fractional CFO and Member of the Board of Advisors
- **Dates of Service:** January 10, 2025 – Present

- **Responsibilities:** financial strategy, overseeing budgeting, fundraising, compliance, and risk management to ensure scalability, profitability, and financial stability. He provides strategic guidance, governance oversight, and industry expertise. Leveraging his extensive network and experience, he mentors the leadership team, fosters partnerships, and ensures alignment with long-term goals through performance evaluation and actionable recommendations.

Other business experience:

Keith McAslan is a seasoned executive with over 25 years of leadership experience as a CEO, President, Worldwide General Manager, Operating Partner, and CFO across diverse industries, including consumer and industrial products. Known for driving growth, executing turnarounds, and creating equity value, Keith has worked extensively with leading private equity firms to execute buy, build, and sell strategies.

Notable achievements include leading Velcon Filters LLC through a strategic acquisition by Parker Hannifin Corporation for $288M, achieving a 12x EBITDA multiple, and successfully doubling revenue to $120M. Keith has spearheaded worldwide operations, strategic acquisitions, and integrations, including ventures in Europe, Africa, and the Americas.

Keith holds a BBA and MBA from the University of Mississippi, with advanced training from Harvard Business School, Northwestern University's Kellogg School, and Dartmouth College. He is also a published author of several business books, including Due Diligence Secrets and Internal Controls, showcasing his expertise in corporate governance and operational excellence.

At O4L, Keith brings his unparalleled experience in financial strategy, international expansion, and governance to drive sustainable growth and position the company for long-term success.

Board of Advisors

Name: David Blackledge – Advisor

David Blackledge is a Professor of Law and Ethics at Grand Canyon University. David sits of the Board of Advisors for Canyon Angels and is of counsel for the Tempe, Arizona law firm of Davis Miles McGuire & Gardner.

Name: Dr. Guy Peterson, MD – Advisor

Dr. Guy Peterson, MD is an anesthesiologist in Tucson, Arizona and has over 37 years of experience in the medical field. He attended the University of Wisconsin School of Medicine and Public Health.

Name: Dr. Mary Sue McAslan, – Advisor

Dr. Mary Sue McAslan is a Six Sigma Black Belt in Business with a Doctorate in Pharmacy for the past 35-years. She has decades of experience as a healthcare administrator, including leading Eisenhower Medical Center in Rancho Mirage, CA during COVID and she was also an integral part of the VA in Denver among other facilities. Her deep knowledge of the medical space and network of physicians could open new doors for O4L.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

UNCERTAIN RISK.

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

RISK OF LOSING YOUR MONEY.
If the company goes out of business, you could lose some or all of your money.

RISK WITH FINANCIAL FORECASTS.
The offering may contain financial forecasts that may not come true. The financial forecasts included are created using reasonable assumptions based on stable economic and market conditions among other factors. Even with stable economic and market conditions, the business cannot predict what will in fact happen in the future including default or bankruptcy.

ANY VALUATION AT THIS STAGE IS DIFFICULT TO ASSESS.
The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

THE TRANSFERABILITY OF THE SECURITITES YOU ARE BUYING IS LIMITED.

Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

OUR BUSINESS PROJECTS ARE ONLY PROJECTIONS.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

MANAGEMENT DISCRETION AS TO USE OF PROCEEDS.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

RISK OF CHANGES IN ECONOMIC CONDITIONS.

Factors not controlled by the business-like pandemics, environmental disasters, economic recessions, changes in regulations, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars, among other factors are unpredictable and could negatively affect the can impact the business's ability to grow and operate.

RISK OF TAX CONSEQUENCES.

Your investment returns will be taxed and may bring your overall income or net worth over a particular tax bracket. Please discuss the potential tax consequences of your investments with a tax consultant.

RISK OF FUTURE FUNDING.

The company may require additional funds in the future to expand or continue

operations. If the company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

RISK OF LIABILITY OR LEGAL RECOURSE.

The business may act negligently in their day-to-day operations that could injure a customer or an employee in which legal recourse may be necessary. Due to the cost of lawsuits and legal resources, an event such as this could cause the company to cease operations or file for bankruptcy.

RISK OF LACK OF ACCOUNTING CONTROLS.

Small businesses, in general, may not have the resources or expertise to implement strict accounting controls. This can expose an early-stage startup to liability and miscalculation of financial growth.

RISK OF COMPETITION.

The business operates in a very competitive market that can make it hard for them to have the traction they need to survive as a business. They compete with many other businesses, both large and small, on the basis of quality, price, location, and customer experience, all of which could negatively impact financial performance. Competition in a saturated market is a key reason many businesses in this space fail.

RISK OF MANAGEMENT RELIANCE.

Without voting power, you will not be able to participate in the management decisions of the company. You will be fully reliant on the executive management team and board of directors to make the proper judgement calls to make this business a success. Furthermore, if the founders or other key personnel of the company were to leave, or become unable to work, the company may be negatively impacted.

RISK OF NOT SELLING YOUR INVESTMENT.

You cannot sell your common stock for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market.

RISK OF NO REGISTRATION UNDER SECURITIES LAWS.

The investment will not be registered with the SEC or the securities regulator of any State. Thus, neither the company nor the investment will be subject to the same degree of regulation and scrutiny as if they were registered.

RISK OF THIRD PARTIES TO PROVIDE SERVICES ESSENTIAL TO THE SUCCESS OF OUR BUSINESS

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, distribution, legal work, accounting and other services. It is possible that some of these third parties will fail to perform them in an acceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may little or no recourse to recover damages for these losses. A disruption in these key areas or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

RISK OF INCOMPLETE OFFERING INFORMATION.

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares that generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm.

RISK OF LACK OF ONGOING INFORMATION.

The company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly reporting company; and the company is permitted to stop providing information in certain circumstances.

SUPPLY CHAIN RISKS.

Fluctuations in the price, availability and quality of the key ingredients or other raw materials included in our products could have a material adverse effect on cost of sales or our ability to meet customer demands. The price and availability of the raw materials in our products may fluctuate significantly, depending on many factors. This could result in lower gross margins and could have a significantadverse effect on our business, financial condition, and operating results. Delays in availability and delivery of raw materials could result in delays of product deliveries, potentially causing decreased sales and financial performance.

CYBERSECURITY INCIDENTS COULD HARM OUR BUSINESS AND NEGATIVELY IMPACT ITS FINANCIAL

RESULTS.

We store personally identifiable information, credit card information and other confidential information of our customers and consumers. We may experience successful attempts by third parties to obtain unauthorized access to such personally identifiable information. This information could also be otherwise exposed through human error or malfeasance. The unauthorized access or compromise of this personally identifiable information could have an adverse effect on our business, financial condition and results of operations.

Cybersecurity incidents could endanger the confidentiality, integrity and availability of our information resources and the information it collects, uses, stores and discloses. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. We believe that it takes reasonable steps to protect the security, integrity and confidentiality of the information we collect, use, store, and disclose, and take steps to strengthen our security protocols and infrastructure, but there is no guarantee that inadvertent or unauthorized data access will not occur despite our efforts. For example, we could be negatively impacted by software bugs or other technical malfunctions, as well as employee error or malfeasance. Any unauthorized access or use of information, virus or similar breach or disruption to our, our customers', or our partners' systems could result in disrupted operations, loss of information, damage to our reputation and customer relationships, early termination of our contracts and other business losses, indemnification of our customers and related parties, liability for stolen assets or information, increased cybersecurity protection and insurance costs, financial penalties, litigation, regulatory investigations and other significant liabilities, any of which could materially harm our business.

WE DO NOT OWN THE PATENTS ON WHICH WE PARTLY RELY.

We have entered into marketing agreement with Peskin Pharma and their licensed manufacturer and have been granted a non-exclusive, royalty-free, license to private label the supplements under our brand Oxygen4Life and to also brand in the name of any sub distributors we enter into agreements with. The Medical Food BRIVANTA™ must sold under that brand name because of FDA regulations. In addition, any future improvements to such existing patents and trade secrets, shall be owned by Peskin Pharma.

O4L OBTAINS CERTAIN PRODUCTS THEY SELL FROM

THIRD PARTIES.

O4L obtains certain products they sell from third parties and rely on them to meet their sales needs. They plan to continue to rely upon such third parties to supply products they sell. If these suppliers fail to maintain high manufacturing standards and processes, it could harm O4L's business. In the event of a natural disaster or business failure, including the bankruptcy of a supplier, O4L may not be able to secure replacement products on a timely or cost-effective basis, which could result in delays, additional costs, and reduced revenues. In addition, price increases from a supplier, would directly affect O4L's profitability if it is not able to pass price increases on to customers.

ADVERSE PUBLICITY OR CONSUMER PERCEPTION OF PRODUCTS O4L SELLS, AND ANY SIMILAR PRODUCTS DISTRIBUTED BY OTHERS COULD HARM O4L'S REPUTATION AND ADVERSELY AFFECT THEIR SALES.

O4L is highly dependent upon positive consumer perceptions of the safety and quality of products its subsidiaries sell, as well as similar products distributed by other companies. Consumer perception of such products, and health and wellness products, in particular, can be substantially influenced by scientific research or findings, national media attention and other publicity about product use. Adverse publicity from these sources regarding the safety, quality, or efficacy of such products could seriously harm O4L's reputation and results of operations. The mere publication of news articles or reports asserting that such products may be harmful or questioning their efficacy could have a material adverse effect on O4L's business, financial condition, and results of operations, regardless of whether such news articles or reports are scientifically supported or whether the claimed harmful effects would be present at the dosages recommended for such products.

THIS OFFERING INVOLVES *"ROLLING CLOSINGS"* WHICH MEANS THAT EARLIER INVESTORS MAY NOT HAVE THE BENEFIT OF INFORMATION THAT LATER INVESTORS HAVE.

Once we meet our target amount for this offering, we may request that DealMaker Securities LLC to instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice.

When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

RISK OF UNINSURED LOSSES.
The company may not be insured to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against. The company could incur an uninsured loss that could damage the business.

RISK OF CHANGES TO LAWS.
Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could negatively impact the business. This applies at federal and local levels.

RISK OF FUTURE INVESTORS HAVING SUPERIOR RIGHTS.
If the company needs more capital in the future and takes on additional investors for financing, the new investors might have rights superior to yours. For example, they might be investors with preferred shares with voting rights that give them a greater voice in management, or otherwise.

RISK OF HAVING A LIMITED OPERATING HISTORY.
The company is relatively young and has limited operating history as opposed to an established entity. Having a limited operating history may make it difficult to predict the accuracy of the financial forecast given.

RISK OF ONE MAJORITY OWNER.
Investing in a business that has one majority owner can limit strategy and decision-making to the majority stakeholders. The success of this business is reliant on the right decisions made by the majority stakeholder.

THE COMPANY'S BUSINESS IS EXPOSED TO A MULTITUDE OF RISKS BASED ON ITS ACCEPTANCE OF CREDIT CARDS AND THEIR RELIANCE ON THIRD PARTY CREDIT PROCESSORS.

The Company's business is exposed to a multitude of risks based on its acceptance of credit cards and their reliance on third party credit card processors. The Company's customers typically pay for their orders with debit cards or credit cards, and Oxygen4Life, Inc. depends on third party credit card processing in connection with online product sales. There are many risks related to The Company's acceptance of credit cards, the collection and storage of credit card data, and The Company's dependence on third party credit card processors to process payments. The Company's failure to limit fraudulent transactions conducted on its websites or through its platform, such as through use of stolen credit card numbers, could subject Oxygen4Life, Inc. to liability and adversely impact its reputation. Under credit card association rules, penalties may be imposed at the discretion of the association for inadequate fraud protection. Any such potential penalties would be imposed on The Company's credit card processor by the association. Under The Company's contracts with The Company's payment processors, Oxygen4Life, Inc. is required to reimburse them for such penalties. Oxygen4Life, Inc. faces the risk that it may fail to maintain an adequate level of fraud protection and that one or more credit card associations or other processors may, at any time, assess penalties against Oxygen4Life, Inc. or terminate The Company's ability to accept credit card payments or other form of online payments from customers, which would have a material adverse effect on The Company's business, financial condition and operating results. Although Oxygen4Life, Inc. does not believe there has been a compromise of customer information, it is possible that either Oxygen4Life, Inc. or its acquired companies may be in full compliance with these standards. Accordingly, Oxygen4Life, Inc. could be fined, which could impact its financial condition, or certain of The Company's products could be suspended, which would cause Oxygen4Life, Inc. to be unable to process payments using credit cards. If Oxygen4Life, Inc. is unable to accept credit card payments, The Company's business, financial condition and operating results may be adversely affected. In addition, many of The Company's transactions are deemed high risk, and there often exists a shortage of merchant processors able or willing to process such online transactions. The future shortage of merchant processing available to process payments for The Company's product sales and the sales of The Company's

customers' products, could result a decrease in the volume of products Oxygen4Life, Inc. is able to sell and could have a material adverse effect on The Company's revenue. Further, such credit card processors require Oxygen4Life, Inc. to maintain significant reserves (often up to 10% of the sale) to cover refunds, chargebacks and fraud, which results in delays of up to 6 months in receipt of such revenue. If The Company's refunds or charge backs increase, The Company's processors could require Oxygen4Life, Inc. to increase such reserves, increase fees or terminate their contracts with Oxygen4Life, Inc., which would have an adverse effect on The Company's financial condition. In addition, Oxygen4Life, Inc. could be liable if there is a breach of the payment information it stores. Online commerce and communications depend on the secure transmission of confidential information over public networks. Oxygen4Life, Inc. relies on encryption and authentication technology to authenticate and secure the transmission of confidential information, including customer credit card numbers. However, Oxygen4Life, Inc. cannot ensure this technology will prevent breaches of the systems it uses to protect customer payment data. In the future Oxygen4Life, Inc. may explore accepting various forms of payment that may have higher fees and costs than The Company's current payment methods. If The Company's customers utilize alternative payment methods, The Company's payment costs could increase, and The Company's operating results could be adversely impacted.

IF CURRENT EFFORTS TO ALLOW STATES TO REQUIRE ONLINE RETAILERS TO COLLECT SALES TAX ON THEIR BEHALF ARE SUCCESSFUL, E-COMMERCE IN GENERAL COULD DECLINE. THE COMPANY'S SOLUTIONS COULD BECOME LESS ATTRACTIVE, AND THE COMPANY'S RELATED REVENUE, COULD DECLINE.

Although current U.S. Supreme Court decisions restrict the imposition of obligations to collect state and local sales taxes with respect to remote sales, an increasing number of states have considered or adopted laws that attempt to require out-of-state retailers to collect sales taxes on their behalf. In addition, the U.S. Senate and the U.S. House of Representatives are currently considering a variety of legislation, most notably the Marketplace Fairness Act, which would override the Supreme Court rulings and enable states to require that online retailers collect sales tax from the states' residents. This is a rapidly evolving area and it cannot be predicted whether this or other similar legislation will ultimately be adopted or what form it might take

if adopted. If the states or Congress are successful in these attempts to require online retailers to collect state or local sales taxes on out-of- state purchases, buying online would lose some of its current advantage over traditional retail models and could become less attractive to consumers. This could cause e-commerce to decline, which would, in turn, hurt the business of The Company's customers, and potentially make The Company's products and services less attractive and cause The Company's revenue, to decline in addition, it is possible that one or more states or the federal government or foreign countries may seek to impose a tax collection, reporting or record-keeping obligation on companies like Oxygen4Life, Inc. that facilitate e-commerce. Further Oxygen4Life, Inc. or its subsidiaries may have liability for sales taxes on prior sales they have made in certain jurisdictions.

Our valuation and our offering price have been established internally and are difficult to assess.

The company has set the price of its Class A Common Stock at $11.91 per share, plus a 3.5% Investor Transaction Fee, see ["Securities Being Offered"] for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings, this includes the issuance of shares to our employees of our parent company, see "Related Party Transactions -- Shares to our Parent's Employees" below. You should not invest if you disagree with this valuation. [See "Dilution" for more information.]

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the

appropriate way to determine the relevant tax obligation.

Projections: Forward Looking Information.

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Ownership and Capital Structure; Rights of Securities

Ownership

The following information sets forth the information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing:

| Mike Maunu | 6,900,000 | Common Stock | 66.23% |

The Company's Securities

The Company has authorized Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to $123,995.78 of Common Stock.

Common Stock

The number of securities authorized is 20,000,000 shares common stock with a total of 9,583,083 shares of common stock currently outstanding.

Voting Rights

One Vote per Share

Material Rights

Common Stock – Class B

The number of securities authorized is 100,000 shares Class B - common stock, non-voting shares with a par value of $ 0.01. These shares are authorized for the Give-A-Way. All shares have been issued.

Stock Option Plan

The Company has set aside 1,500,000 shares of its common stock for a stock option plan for the hiring of future employees or advisors for the Company.

Voting Rights of Securities Sold in this Offering.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange

Act of 1934 covering the Common Stock

What it means to be a minority holder.

As a minority holder of equity of the company, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have less rights than those of other investors and will have limited influence on the corporate actions of the company.

Dilution.

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share

being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities.

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities.

We have made the following issuances of securities within the last three years:

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $69.00
Number of Securities Sold: 6,900,000
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: March 27, 2022
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $7.50
Number of Securities Sold: 750,000
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: March 27, 2022
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $6.00
Number of Securities Sold: 600,000
Use of proceeds: Provide capital to continue fund general and administrative expenses

including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: April 1, 2022
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $1.00
Number of Securities Sold: 100,000
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: March 28, 2022
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 30,000
Use of proceeds: Advisor Shares
Date: June 14, 2022
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 50,000
Use of proceeds: Third Party Services
Date: October 21, 2022
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 23,277
Use of proceeds: Adviser Shares
Date: October 13, 2022
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $25,000
Number of Securities Sold: 69,833
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: October 17, 2022
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 12,500
Use of proceeds: Advisor Services
Date: November 3, 2022
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $10,000.
Number of Securities Sold: 27,776
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: December 3, 2022
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: 0.00
Number of Securities Sold: 30,000
Use of proceeds: Adviser Shares
Date: December 3, 2022
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
Type of security sold: Equity

Final amount sold: $33,514.80
Number of Securities Sold: 69,817
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: February 10, 2023
Offering exemption relied upon: Section Reg CF

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $5,000
Number of Securities Sold: 10,000
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: February 20, 2023
Offering exemption relied upon: Section 506C

• Name: Class B Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 100,000
Use of proceeds: Adviser Shares
Date: April 4, 2023
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity. – mark campbell
Final amount sold: $5,000
Number of Securities Sold: 10,000
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: April 12, 2023
Offering exemption relied upon: Section 506C

• Name: Common Stock
Type of security sold: Equity

Final amount sold: $3,236.40
Number of Securities Sold: 6471
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: April 18, 2023
Offering exemption relied upon: Section Reg CF

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 10,000
Use of proceeds: Adviser Shares
Date: July 16, 2023
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 4,374
Use of proceeds: Adviser Shares
Date: August 16, 2023
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $36,557.80
Number of Securities Sold: 60,963
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: October 11, 2023
Offering exemption relied upon: Section Reg CF

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 3,000
Use of proceeds: Adviser Shares

Date: October 19, 2023
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 2,500
Use of proceeds: Adviser Shares
Date: October 19, 2023
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 25,000
Use of proceeds: Adviser Shares
Date: October 23, 2023
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 20,000
Use of proceeds: Adviser Shares
Date: Nov 24, 2023
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $5561.40
Number of Securities Sold: 8900
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: November 24, 2023
Offering exemption relied upon: Section Reg CF

• Name: Common Stock
Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 7,500
Use of proceeds: Services
Date: November 28, 2023
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $5,000.40
Number of Securities Sold: 10,000
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: Jan 10, 2024
Offering exemption relied upon: 506C

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $5,000.40
Number of Securities Sold: 10,000
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: Jan 10, 2024
Offering exemption relied upon: 506C

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 166,667
Use of proceeds: Advertising Sponsorship
Date: January 21, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 8,332
Use of proceeds: Services

Date: January 22, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 50,000
Use of proceeds: Office Rent
Date: January 23, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 500
Use of proceeds: Adviser Shares
Date: January 26, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 417
Use of proceeds: Adviser Shares
Date: January 26, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1,000
Use of proceeds: services
Date: January 27, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 10,000

Use of proceeds: Adviser Shares
Date: January 28, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 5,000
Use of proceeds: Adviser Shares
Date: January 31, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity.
Final amount sold: $10,778.40
Number of Securities Sold: 6742
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: February 2, 2024
Offering exemption relied upon: Section Reg CF
• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 20,000
Use of proceeds: Adviser Shares
Date: Feb 2, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity – Guy Peterson
Final amount sold: $4,200
Number of Securities Sold: 7,000
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: Feb 2, 2024
Offering exemption relied upon: 506C

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 10,000
Use of proceeds: Adviser Shares
Date: March 12, 2024
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $25,000
Number of Securities Sold: 50,000
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: March 12, 2024
Offering exemption relied upon: 506C

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $3,000
Number of Securities Sold: 6,000
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: March 22, 2024
Offering exemption relied upon: 506C

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 30,000
Use of proceeds: Office Rent
Date: March 28, 2024
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00

Number of Securities Sold: 100,000
Use of proceeds: Office Rent
Date: April 1, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $10,000
Number of Securities Sold: 20,000
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: April 8, 2024
Offering exemption relied upon: 506C

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0
Number of Securities Sold: 20,000
Use of proceeds: Advisor Shares
Date: April 8, 2024
Offering exemption relied upon: 506C

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $10,000
Number of Securities Sold: 20,000
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: April 18, 2024
Offering exemption relied upon: 506C

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0.00
Number of Securities Sold: 25,000
Use of proceeds: Adviser Shares
Date: April 25, 2024

Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0.00
Number of Securities Sold: 25,000
Use of proceeds: Adviser Shares
Date: April 25, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
 Type of security sold: Equity
Final amount sold: $2,500
Number of Securities Sold: 10,000
Use of proceeds: Services
Date: June 30, 2024
Offering exemption relied upon: 506C

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0.00
Number of Securities Sold: 2500 shares
Use of proceeds: Adviser Shares
Date: June 2, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity – Al Santos
Final amount sold: $5,000
Number of Securities Sold: 10,000
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: June 3, 2024
Offering exemption relied upon: 506C

• Name: Common Stock
Type of security sold: Equity – Mark Svejda
Final amount sold: $25,000

Number of Securities Sold: 100,000
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: June 30, 2024
Offering exemption relied upon: 506C

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0.00
Number of Securities Sold: 63,500
Use of proceeds: Services
Date: July 1, 2024
Offering exemption relied upon: Section 4(a)(2)
• Name: Common Stock
Type of security sold: Equity
Final amount sold: $4,000
Number of Securities Sold: 8,000
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses.
Date: July 15, 2024
Offering exemption relied upon: 506C

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0.00
Number of Securities Sold: 102,000
Use of proceeds: Advisor
Date: August 14, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0.00
Number of Securities Sold: 20,000
Use of proceeds: Services
Date: August 16, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0
Number of Securities Sold: 25,000
Use of proceeds: Advisor & Services
Date: August 21, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0.00
Number of Securities Sold: 20,000
Use of proceeds: Advisor
Date: Sept 1, 2024
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Equity
Final amount sold: 0
Number of Securities Sold: 5,000
Use of proceeds: Services
Date: September 16, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0
Number of Securities Sold: 1,000
Use of proceeds: advisor
Date: October 1, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $25,000
Number of Securities Sold: 50,000
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses

Date: October 10, 2024
Offering exemption relied upon: 506C

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0
Number of Securities Sold: 10,000
Use of proceeds: Advisor
Date: October 10, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0
Number of Securities Sold: 250,000
Use of proceeds: services
Date: October 14, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0
Number of Securities Sold: 20,000
Use of proceeds: Advisor
Date: November 14, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0
Number of Securities Sold: 5,000
Use of proceeds: Services & Advisor
Date: November 23, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0
Number of Securities Sold: 7,000
Use of proceeds: Advisor

Date: November 20, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0
Number of Securities Sold: 2,500
Use of proceeds: Advisor
Date: November 23, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0
Number of Securities Sold: 20,000
Use of proceeds: Advisor
Date: November 14, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $10,000
Number of Securities Sold: 40,000
Use of proceeds: Advisor
Date: November 29, 2024
Offering exemption relied upon: 506C

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0
Number of Securities Sold: 20,000
Use of proceeds: Advisor
Date: December 2, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0

Number of Securities Sold: 25,000
Use of proceeds: Services
Date: December 3, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $10,000
Number of Securities Sold: 40,000
Use of proceeds: Provide capital to continue fund general and administrative expenses including salaries, rent, legal and professional fees, consulting, marketing, capital raise and information technology expenses
Date: December 11, 2024
Offering exemption relied upon: 506C

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0
Number of Securities Sold: 10,000
Use of proceeds: Advisor
Date: December 30, 2024
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0
Number of Securities Sold: 25,000
Use of proceeds: Advisor
Date: January 10, 2025
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0
Number of Securities Sold: 25,000
Use of proceeds: Advisor
Date: January 11, 2025
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0
Number of Securities Sold: 5,000
Use of proceeds: Services
Date: January 13, 2025
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0
Number of Securities Sold: 5,000
Use of proceeds: Services
Date: January 13, 2025
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0
Number of Securities Sold: 32,000
Use of proceeds: Marketing Services
Date: January 17, 2025
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: 0
Number of Securities Sold: 4848
Use of proceeds: Marketing Services
Date: January 17, 2025
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion

contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors", and elsewhere in this Offering Memorandum.

Results of Operations
Overview

Oxygen4Life, Inc., Incorporated on February 25, 2022, began generating revenue from its consumable products in February 2023. As of Dec 31, 2024, we have recorded total sales of $314,631.74, primarily driven by our e-commerce platform, which generates approximately $150,000 annually. Our product line includes proprietary Parent Essential Oils (PEOs), Brivanta™, and other health supplements distributed to individual customers, healthcare professionals, and private label resellers.

Strategic Expansion

In 2024, we significantly expanded our ecosystem to include advanced technologies and services that set us apart in the marketplace. Key additions include:

- AiLLUMI™: A proprietary AI-powered diagnostic tool leveraging a database of over 1,000,000 infrared images to provide real-time, precision-driven diagnostic insights. This tool enhances the accuracy of our ThermaLens™ IRIS-XP, contributing to personalized treatment plans and improved patient outcomes.
- InfraREDMed™: An internationally recognized diagnostic network and physician training platform specializing in advanced infrared imaging and medical thermography. This platform not only strengthens the integration of thermography into clinical workflows but also expands the reach of our ecosystem across more than 50 cities in 7 countries.

Additionally, we have secured:

- Exclusive U.S. rights to the ThermaLens™ IRIS-XP, the world's most advanced infrared medical imaging device.

- Worldwide rights to Brivanta™, a patented medical food targeting systemic inflammation and chronic disease management.
- Max Pulse ANS device, designed for early detection of cardiovascular issues using heart rate variability analysis.

Our strategic focus has evolved to prioritize the marketing and leasing of these cutting-edge medical devices, addressing critical health challenges such as neuropathy, diabetic foot ulcers, and cardiovascular disease. Together with AiLLUMI™ and InfraREDMed™, these technologies uniquely position us to deliver unparalleled diagnostic and therapeutic solutions.

Operational Efficiency

Through innovative manufacturing agreements, Oxygen4Life has streamlined its operations to minimize costs and maximize efficiency. Products are purchased on an as-needed basis and shipped directly from our fulfillment partner, eliminating the need for warehousing and reducing inventory risks.

Our Customer Relationship Management (CRM) system, which encompasses over 1,400 customer records, plays a vital role in maintaining strong relationships with active buyers, healthcare practitioners, and private label resellers. This system allows us to efficiently manage customer interactions, ensuring high retention rates and supporting long-term growth.

E-commerce and Ongoing Sales

Our e-commerce platform and customer database remain critical revenue drivers, generating consistent income to support operational expenses. We have partnered with an experienced outsourced marketing team to drive traffic, increase online sales, and onboard new healthcare practitioners. These efforts help sustain our existing business while providing the financial foundation needed to scale our medical technology offerings.

Government and Commercial Expansion

We are actively pursuing partnerships with the Department of Defense (DoD), Indian Health Services (IHS) and Veterans Affairs (VA) to secure long-term contracts and

expand our presence in the government healthcare sector. These initiatives are bolstered by our CAGE Code and SAM registration, which position us to directly engage with federal agencies.

Our focus on the government and commercial markets is further strengthened by strategic collaborations and the expertise of Dr. Marcos Brioschi, who is leading the development and deployment of our advanced medical devices.

Addition of Dr. Marcos Brioschi

We are proud to have Dr. Marcos Brioschi, MD, PhD, join our team as Chief Medical Officer in November of this year. A worldwidely recognized leader in medical thermography and infrared imaging, Dr. Brioschi brings extensive experience in trauma surgery, clinical thermology, and pain management. His credentials include:

- A PhD in Surgery and a postdoctoral fellowship in Neurology from the University of São Paulo Medical School.
- Leadership roles as the Chairman of the American Academy of Thermology and a pioneer in advancing infrared medical imaging.
- Worldwidely recognized expert with over 30 published studies and more than 2,000 citations, advancing the field of medical infrared imaging.
- Research Impact: His research focuses on key areas, including:
    - Pain assessment and management.
    - Breast cancer detection.
    - Cardiovascular disease diagnostics.
    - Surgical applications.
- Notable Studies:
    - His 2012 study on the infrared imaging and clinical correlation of myofascial trigger points in masticatory muscles has been cited 138 times, underscoring its impact on dental and maxillofacial radiology.
    - His 2020 publication on skin thermometry has garnered 123 citations, highlighting its importance in vascular medicine.
    - Contribution to Medical Infrared Imaging: Dr. Brioschi's extensive research and clinical expertise have been instrumental in establishing infrared imaging as a critical diagnostic tool across multiple medical disciplines.

Dr. Brioschi's Contributions:

- Clinical and Research Collaboration: Facilitating partnerships with hospitals, research institutions, and healthcare providers to expand the clinical applications of our ecosystem.
- Government Engagement: Strengthening efforts to secure contracts with the DoD and VA to address critical health challenges through innovative solutions.
- Professional Training**:** Overseeing the InfraREDMed™ training platform, ensuring high-quality diagnostics and clinical adoption of our technologies.
- AiLLUMI & InfraREDMed™: Dr. Brioschi brings these platforms he has been building and using for years.

Addition of Keith McAslan

The last missing piece on the Executive side of things was a CFO. The addition of Keith McAslan who is a seasoned executive with over 35 years of leadership experience as a CEO, President, Worldwide General Manager, Operating Partner, and CFO across diverse industries, including consumer and industrial products. Known for driving growth, executing turnarounds, and creating equity value, Keith has worked extensively with leading private equity firms to execute buy, build, and sell strategies.

He has demonstrated leadership as a CEO, President, Global General Manager, Operating Partner and CFO in the consumer and industrial products industries. Experienced working with Private Equity groups (Blackford Capital, Small Business Community Capital (SBCC), The Blackstone Group, The Sterling Group, Stonebridge Partners, Comvest Partners, Thyssen Bornemissa Group and Republic Financial Corp) executing buy, build and sell strategies and leading turnarounds.

Keith has successfully executed international acquisitions and managed global operations being customer-focused and results-oriented. He has a proven track record of driving growth organically and with acquisitions, improving profitability, global and regional expansion, motivating multi-cultural teams, and driving change initiatives. Keith was an Operating Partner for Small Business Community Capital ("SBCC") responsible for turning around Earth Labs Holding in the herbal and nutraceuticals

markets and Coastal Painting a commercial painting business in Florida from July 2022 to April 2024, when he retired from full time consulting.

Previously, engaged as an Operating Partner for Blackford Capital with SBCC participating as both a lender and equity sponsor from 2019 through June 2022. Keith was responsible for two portfolio companies, International Toner Corporation (ITC) and Cartridge World USA (CW USA) as well as the roll-up entity ISC II in the printing and toner market. He successfully guided the businesses through the adverse impacts of COVID-19 in 2020 and 2021, then acquired the assets of Supplies Wholesale for Online Tech Stores in 2021. Keith marketed ISC II and negotiated the sale process successfully selling ISC II in July 2022 to a strategic buyer.

During 2017, Keith was engaged as a consultant (McAslan Consulting PC) advising the Founder, CEO & Chairman of JC Energy Holdings LLC; a startup private investment firm based in Denver, Colorado. JC Energy was focused on energy, real estate and industrial business sector investments. Keith was contracted to utilize his executive leadership experience to advise and mentor the CEO launching the business implementing the formula of STRATEGY, STRUCTURE and TALENT.

During 2016, Keith was recruited by Stonebridge Partners (Private Equity – White Plains, NY) as the Chief Operating Officer (McAslan Consulting PC) for Swiff-Train Co., a portfolio company located in Houston Texas. Swiff-Train is a full line supplier and distributor of floor products including the EarthWerks® brand of luxury vinyl tile. Keith was engaged to coach, mentor and develop the CEO, as well as having the CFO, VP of Operations and HR Manager report directly to him while stabilizing the operations and back office of the business.

Keith's Swiff-Train accomplishments included: 1. Implementation of 6S program at 6 warehouses; 2. Launch of the Near Miss Safety Program; 3. Worked with HR to develop and implement new company wide policies; 4. Directed HR on the employee benefits program launch; 5. Assisted in the recruitment and transition of CFO's; 6. Executive oversight with the financial audit; 7. Developed and presented financial reporting for the Company and the Board; 8. Communicated with the Board and preparing the Board Presentations; 9. Development and launch of the sample manufacturing department; 10. Assisted Supply Chain in developing goals and

incentive plans; 11. Corporate logistics and transportation change/cost savings for 2017; 12. Implemented cash flow reporting model and projections that included a proforma borrowing base calculation; 13. Provided corporate strategy and direction; and 14. Mentored the CEO and Executive Management team.

Keith has a bachelor's degree in Business Administration and MBA from the University of Mississippi in Oxford, MS. His management training includes Strategic Planning at the Harvard Business School; The Management Program at Northwestern University, Kellogg School of Business; and Executive French Emersion Program at Dartmouth College and Arles, France. Keith is a published author with his business books: Due Diligence Secrets; Internal Controls; and Business Owner's Handbook available and marketed by Amazon.com.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc ...)

As of December 31, 2024, the Company has capital resources available in the form of $1,497.79 cash on hand in the Company bank accounts.

The Company also has $44,000 in medical device inventory at cost and another $100,000 in Goodwill.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Capital Resources

Available Resources

As of Decemebr 31, 2024, Oxygen4Life, Inc. has $1,497.79 in cash on hand in company bank accounts. Additionally, the company has $44,000 in medical device inventory at cost and $100,000 in Goodwill. The company also continues to generate approximately $150,000 per year through existing direct-to-consumer and practitioner e-commerce sales. This recurring revenue offsets monthly operational expenses and

provides a foundational revenue stream as we expand into medical technology and practitioner-driven sales.

The Company currently owes Dealmaker $11,836.62 from it's first raise.

On January 7, 2024, the Company borrowed $20,000. The loan accrues interest at 5% per annum, is secured by certain equipment of the Company and is due on April 7, 2025.

On April 25, 2024, the Company borrowed $15,000. The loan accrues interest at 10% per annum, is secured by certain equipment of the Company and is due on April 25, 2025.

On April 29, 2024, the Company borrowed $15,000. The loan accrues interest at 10% per annum, is secured by certain equipment of the Company and is due on April 29, 2025.

On July 15, 2024, the Company borrowed $31,500. The loan accrues interest at 10% per annum and is due on January 30, 2025.

On August 15, 2024, the Company borrowed $26,500. The loan accrues interest at 10% per annum and is due on February 28, 2025.

On Sept 15, 2024, the Company borrowed $10,000. The loan accrues interest at 10% per annum and is due on March 31, 2025.

Team Structure and Leadership Contributions

Oxygen4Life operates with a lean and efficient team structure:

Dr. Marcos Brioschi, a world widely recognized expert in medical thermography, serves as our full-time Chief Medical Officer. He is instrumental in driving the development and clinical adoption of our advanced medical devices and protocols. Dr. Brioschi's monthly compensation as a consultant reflects his invaluable contributions to our growth and innovation.

Mike Maunu (CEO) and Alex Maunu (Marketing Lead) provide strategic leadership and operational support. Both work tirelessly to manage day-to-day operations, ensuring the company's vision is executed effectively. They pay themselves on an as-needed basis, prioritizing the company's resources for critical initiatives.

Keith McAslan (CFO) drives Oxygen4Life's financial strategy, overseeing budgeting, fundraising, compliance, and risk management to ensure scalability, profitability, and financial stability. His expertise in the public markets, capital allocation, and cost optimization supports the company's growth in the competitive healthcare market. He has agreed to work without compensation until we successfully raise more capital and become generating income through our primary business model.

All other team members are engaged on a contractual, as-needed basis, allowing the company to maintain flexibility and optimize resource allocation.

The leadership team's dedication and resourcefulness have been pivotal in navigating the company's growth and ensuring operational sustainability, even with limited capital resources.

How the Funds from This Campaign Will Factor Into Financial Resources

We operate with minimal capital requirements for product development, inventory, or warehousing due to our strategic agreements. The funds raised from this campaign are critical to advancing our operations and achieving key growth milestones.

If we successfully raise $123,995.78, the funds will allow us to:

- Complete audited financials through 2024 to meet regulatory requirements and position us for a future funding target of $5,000,000, less amounts already raised.
- Launch marketing efforts for the Infrared Health Revenue Revolution Package, accelerating customer acquisition and sales growth.
- Support operational expenses over the next 4-6 months, supplemented by recurring e-commerce revenue.
- Expand marketing and sales efforts, particularly targeting healthcare practitioners who represent a significant opportunity to onboard hundreds of patients/customers into our ecosystem.

This funding, combined with ongoing e-commerce revenue, provides the financial foundation needed to sustain and grow the company through the next critical phase of operations.

Are the funds from this campaign necessary to the viability of the company?

The funds raised from this campaign are essential to Oxygen4Life's operations and growth. This campaign will constitute nearly 100% of the company's available capital. Raising $123,995.78 will provide the resources needed to launch impactful marketing initiatives, acquire new customers, and ensure financial compliance necessary to expand the campaign's target raise.

In addition, the campaign funds will enable us to focus on acquiring healthcare practitioners, as each practitioner represents a significant opportunity to onboard hundreds of patients/customers to our ecosystem. This strategic focus, coupled with ongoing e-commerce revenue, will allow us to establish a strong foundation for sustained growth.

How long will you be able to operate the company if you raise your minimum funding goal? What expenses is this estimate based on?

If we raise the minimum funding goal of $10,000, it will cover the remaining balance of the broker/dealer fee and escrow agent costs associated with the crowdfunding campaign. This amount will also provide a small allocation for basic marketing efforts. However, the minimum raise would not enable the company to implement its broader vision or operational goals.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise $123,995.78, the funds will extend the company's operations for 4-6 months. This amount will be allocated to:

- Completing audited financials and amending the raise to target $5,000,000.
- Marketing and customer acquisition efforts for the Infrared Health Revenue Revolution Package, focusing on healthcare practitioners and early sales growth.
- Supporting operational expenses, including enhancements to our CRM and shopping cart, to streamline customer onboarding and subscription management.

The funds raised, in combination with the $150,000 annual recurring e-commerce revenue, will enable the company to generate additional sales and offset day-to-day expenses. This model will provide a bridge to long-term scalability and investor confidence.

Are there any additional future sources of capital available to your company?

Oxygen4Life has raised a small amount of capital through a Regulation D, Rule 506(c) offering under the same terms and conditions as its original equity crowdfunding raise. The company continues to explore both 506(b) and 506(c) offerings concurrently with this crowdfunding campaign. Future raises may include terms more favorable than those offered in this campaign, depending on market conditions and company needs.

Related Party Transactions

None.

Valuation

Pre-Money Valuation:

$125,000,000.00

Valuation Details

The company's valuation was determined internally without a formal third-party independent evaluation. This valuation reflects the company's innovative product pipeline, FDA-cleared devices, market potential, and strategic positioning in healthcare diagnostics and chronic disease management.

Key factors supporting the valuation include:

1. Large Addressable Markets

- Healthcare Diagnostics: Oxygen4Life operates in a multi-billion-dollar market where thermal imaging technology is revolutionizing non-invasive

diagnostics, addressing unmet needs in chronic inflammation, neuropathy, and cardiovascular health.

- Over-the-Counter Solutions: Products like Brivanta™ and Parent Essential Oils™ (PEOs) target worldwide health challenges such as cardiovascular disease and inflammation, expanding the Total Addressable Market (TAM).
- Government and Military Markets: Entry into sectors like the VA, DoD, and HHS, supported by a CAGE Code, adds credibility and stability to the valuation.

2. Proprietary Technology

- ThermaLens™ IRIS-XP: This FDA-cleared thermal imaging device sets Oxygen4Life apart, enabling immediate use by medical practitioners.
- AiLLUMI™: Proprietary AI diagnostic platform leveraging over 1 million medical images enhances diagnostic precision and scalability.
- InfraREDMed™: An internationally recognized diagnostic and physician training platform, providing advanced medical thermography education and tools.
- Exclusive Rights: Oxygen4Life has exclusive U.S. rights to the ThermaLens™ IRIS-XP and worldwide rights to Brivanta™, elevating its strategic value.

3. Comparable Company Valuations

- Ei.Ventures: Valued at $269.4 million, Ei.Ventures operates in the health and wellness space focusing on innovative plant-based therapies and mental health solutions. Unlike Ei.Ventures, Oxygen4Life is actively selling FDA-cleared diagnostic products and treatments, providing immediate revenue potential and market presence.
- IdentifySensors: With a valuation of $212.7 million, IdentifySensors specializes in developing innovative diagnostic technologies for real-time disease detection. Oxygen4Life's proprietary AiLLUMI™ AI diagnostic system, combined with FDA-cleared ThermaLens™ IRIS-XP and therapeutic solutions, offers a more comprehensive ecosystem addressing both diagnosis and treatment.
- Sen-Jam Pharmaceuticals: Valued at $100 million as a pre-revenue company with products in clinical trials and no FDA approvals. Unlike Sen-Jam, Oxygen4Life offers FDA-cleared diagnostics and complementary therapeutic solutions, justifying a higher valuation.
- Neko Health: raised $260 million (£211 million) in a Series B funding round

that values the company, which focuses on preventative healthcare treatment, at $1.7 billion (£1.4 billion) for its non-invasive body scanning technology, which lacks FDA approval. Oxygen4Life provides not only diagnostic capabilities but also treatment solutions, positioning it more competitively.

- Prenuvo: Valued at $70 million for its MRI-based diagnostics. Oxygen4Life's solutions are more accessible and scalable due to the combination of affordable diagnostics and targeted therapies.
- BirchBioMed is a clinical-stage biopharmaceutical company focusing on developing treatments for scarring and related skin disorders. BirchBioMed's current crowdfunding campaign aims to raise $10.35 million with a pre-money valuation of $164.4 million. While BirchBioMed has no revenue yet, its high valuation reflects its innovative pipeline and exclusive licensing agreements, underscoring the strong investor confidence in its growth potential. In comparison, Oxygen4Life, Inc. has FDA-cleared products, revenue streams from e-commerce and diagnostic services, and government contracting potential, making its $125 million valuation both conservative and justifiable relative to companies like BirchBioMed.

4. Government and Military Contracting Potential

With approval by the Defense Logistics Agency (DLA), Oxygen4Life can sell through the General Services Administration (GSA) to federal agencies like the VA, DoD, and HHS. Pending approval of federal supply schedules, Oxygen4Life expects long-term 5-year contracts, offering pre-negotiated pricing and bypassing competitive bid submissions. These contracts will create stable revenue streams and solidify market positioning.

5. Team and Validation

- Dr. Marcos Brioschi: A world widely recognized expert in infrared imaging with over 300 published studies and 2,000 citations, his leadership enhances the company's scientific credibility.
- University of Korea Validation: Third-party validation by a leading institution strengthens confidence in the ThermaLens™ IRIS-XP technology and market potential.

- Keith McAslan: has a bachelor's degree in Business Administration and MBA from the University of Mississippi in Oxford, MS. His management training includes Strategic Planning at the Harvard Business School with Dr. Michael Porter; The Management Program at Northwestern University, Kellogg School of Business; and the Rassias Executive French Immersion Program at Dartmouth College and Arles, France. Keith is a published author with his business books: Due Diligence Secrets; Internal Controls; and Business Owner's Handbook available and marketed by Amazon.com.

6. Strategic Market Trends

- AI in Medical Imaging: A market projected to grow from $1 billion in 2023 to $14.4 billion by 2032.
- Thermal Imaging in Healthcare: Expected to grow from $6.75 billion in 2023 to $12.77 billion by 2031, aligning perfectly with Oxygen4Life's offerings.
- Preventive Healthcare and OTC Solutions: Rising demand for non-invasive diagnostics and targeted nutritional solutions supports sustainable revenue growth.

Conclusion

Oxygen4Life, Inc. operates at the intersection of AI, healthcare diagnostics, and therapeutic solutions, uniquely positioning it for exponential growth. With FDA-cleared devices, exclusive rights, and proprietary technologies, the company is poised to disrupt multiple markets. The pre-money valuation of $125 million is a conservative reflection of its innovative products, proven market demand, and potential for long-term scalability.

Use of Proceeds

If we raise the Target Offering Amount of $10,009.40, we plan to use these proceeds as follows:

- Dealmaker fees from first raise: 75%, or $7,500

- Marketing: 25%, or $2,500

  DealMaker Securities, LLC (CRD# 315324/SEC# 8-70756) charges an 8.5% commission fee on proceeds of the offering. DealMaker Securities LLC and its

affiliates charge $7,500 in cash for set-up fees, and a $2,000/month maintenance fee, which are described in detail above.

If we raise the overallotment amount of $123,995.78, we plan to use these proceeds pro-rata as follows:

- DealMaker Fees - 8.5% Cash Commission: $10,540
  Purpose: Covers DealMaker Securities, LLC's 8.5% commission fee on the raised funds.

- Marketing & Advertising - (21%): $26,000
  Purpose: Digital advertising, SEO, content marketing, and PR campaigns focused on customer acquisition and improving online visibility in the medical and health tech sectors.

- Medical Conferences & Industry Events - (11.5%): $14,255
  Purpose: Costs associated with attending major medical and tech conferences, including booth setup, marketing materials, travel, and accommodation.

- Salaries - (55%): $68,200
  Purpose: Covers the cost of compensating our Chief Medical Officer (CMO) and providing stipends for other key team members contributing to critical operational activities.

- Audited Financials and Funding Amendment - (4%): $5,000
  Purpose: Completing audited financials through 2024 to meet regulatory requirements and amending the funding target of this campaign to $5,000,000, less amounts already raised, to align with the company's long-term growth strategy.

Flexibility of Proceeds Usage

The Company may change the intended use of proceeds if its officers believe it is in the best interests of the company.

Regulatory Information.

Disqualification.

Neither the Company, nor its officers or directors, nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure.

The company has not previously failed to comply with the reporting requirements of Regulation Crowdfunding.

Ongoing Reporting.

The Company will file a report electronically with the SEC annually and post the report on its website no later than June 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.oxygen4lifeinc.com/investors

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section lS(d) of the Exchange Act;

(2)   it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Updates

Updates regarding the progress of the issuer in meeting the target amount of this

Offering may be found at: www.oxygen4lifeinc.com/status. The Company will also maintain a status bar on the offering page to check the progess as well.

Irregular Use of Funds:

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. Any expense related to the hiring of third-party copywriting services/social media or advertising costs. Salary payments made to oneself, a friend or relative.

Investment Process:

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be

twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Cancellations:

Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications:

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes:

Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings:

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm

upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations:

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

EXHIBIT B TO FORM C – FINANCIALS

OXYGEN4LIFE, INC

STATED FINANCIAL YEAR ENDED 2024

Profit and Loss

Oxygen4Life, Inc.

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Sales	173,244.84
Sales of Product Income	1,165.68
Services	423.80
Total for Income	**$174,834.32**
Cost of Goods Sold	
Cost of goods sold	$31,226.90
Freight in - COGS	1,050.00
Supplies & materials - COGS	34,069.97
Total for Cost of goods sold	**$66,346.87**
Shipping	9,384.25
Total for Cost of Goods Sold	**$75,731.12**
Gross Profit	**$99,103.20**
Expenses	
Advertising & marketing	$8,973.78
Social media	8.00
software	621.75
Webhosting/Domain	989.63
Total for Advertising & marketing	**$10,593.16**
Bank Charges	863.71
Commissions & fees	0
Merchant Account Fees	5,855.84
Total for Commissions & fees	**$5,855.84**
Contract labor	$2,930.52
fulfillment	2,065.02
Total for Contract labor	**$4,995.54**
Crowdfunding	0
Background Checks	190.00
Dealmaker-1	19,923.48
Total for Crowdfunding	**$20,113.48**
Employee benefits	559.09
Entertainment	2,394.84
General business expenses	$177.51
Continuing education	500.00
Memberships & subscriptions	3,458.68
Total for General business expenses	**$4,136.19**
Gifts	191.21
Interest paid	12,434.52

Profit and Loss

Oxygen4Life, Inc.

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Legal & accounting services	$8,350.91
Accounting fees	15.52
Consulting Fees	16,750.00
Legal Fees	750.00
Total for Legal & accounting services	**$25,866.43**
Meals	$6,068.67
Meals with clients	2,330.49
Travel meals	1,517.04
Total for Meals	**$9,916.20**
Office expenses	$3,252.38
Office supplies	980.46
Shipping & postage	1,471.88
Small tools & equipment	401.54
Software & apps	7,736.08
Total for Office expenses	**$13,842.34**
Rent	$7,001.02
Facilities Management	122.24
Storage Facility	355.90
Total for Rent	**$7,479.16**
Supplies	$189.60
Supplies & materials	-97.64
Total for Supplies	**$91.96**
Taxes paid	842.60
Telephone	20.00
Travel	$4,467.44
Airfare	6,524.26
Hotels	3,702.16
Taxis or shared rides	2,450.74
Vehicle rental	196.71
Total for Travel	**$17,341.31**
Uncategorized Expense	449.40
Utilities	0
Internet & TV services	2,253.24
Phone service	6,098.58
Total for Utilities	**$8,351.82**
Total for Expenses	**$146,338.80**
Net Operating Income	**-$47,235.60**
Other Income	
Credit card rewards	348.76

Profit and Loss

Oxygen4Life, Inc.

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Dividends received	27.10
Total for Other Income	**$375.86**
Other Expenses	
Moving Expenses	732.96
Vehicle expenses	0
Maintenance	37.00
Parking & tolls	102.01
Vehicle gas & fuel	815.43
Vehicle repairs	639.07
Total for Vehicle expenses	**$1,593.51**
Total for Other Expenses	**$2,326.47**
Net Other Income	**-$1,950.61**
Net Income	**-$49,186.21**

Balance Sheet - 2024

Oxygen4Life, Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Brex Cash Account - Primary Cash Account (4596) - 1	4.69
Cash Suspense Account	
Checking (3572) - 2	1,152.63
Checking Account (1176) - 3	15.25
Escrow Account (8981) - 3	323.36
Money Market	1.86
Total for Bank Accounts	**$1,497.79**
Accounts Receivable	
Other Current Assets	
Inventory	-9,449.89
Loans to officers	112,313.07
Total for Other Current Assets	**$102,863.18**
Total for Current Assets	**$104,360.97**
Fixed Assets	
IRISP XP (2)	26,000.00
ThermaLens IRIS-XP (1)	18,000.00
Total for Fixed Assets	**$44,000.00**
Other Assets	
Goodwill	100,000.00
Total for Other Assets	**$100,000.00**
Total for Assets	**$248,360.97**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	11,836.62
Total for Accounts Payable	**$11,836.62**
Credit Cards	
Brex Card Account - 1	-487.94
Chase Corporate	12,244.59
Total for Credit Cards	**$11,756.65**
Other Current Liabilities	
AR Loan	12,723.00
AR Loan Funding Matircx	8,755.20
Loan - BINS240429	35,000.00
Short-term business loans	14,460.00
Short-term loans from shareholders	32,500.00

Balance Sheet - 2024

Oxygen4Life, Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT		TOTAL
Total for Other Current Liabilities		**$103,438.20**
Total for Current Liabilities		**$127,031.47**
Long-term Liabilities		
Loan from Officers		
Long-term loans from shareholders		35,000.00
Total for Long-term Liabilities		**$35,000.00**
Total for Liabilities		**$162,031.47**
Equity		
Retained Earnings		-90,794.89
Net Income		-49,186.21
Additional paid in capital		22.00
Common stock		239,316.99
Opening balance equity		-13,028.39
Total for Equity		**$86,329.50**
Total for Liabilities and Equity		**$248,360.97**

Oxygen4Life, Inc.

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-49,186.21
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	9,449.89
Loans to officers	-99,724.89
Accounts Payable (A/P)	2,709.12
Brex Card Account - 1	-500.00
Chase Corporate	12,244.59
AR Loan	1,593.00
AR Loan Funding Matircx	8,755.20
Loan - BINS240429	35,000.00
Short-term business loans	14,460.00
Short-term loans from shareholders	32,500.00
Long-term loans from shareholders	35,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**51,486.91**
Net cash provided by operating activities	**$2,300.70**
INVESTING ACTIVITIES	
IRISP XP (2)	-26,000.00
ThermaLens IRIS-XP (1)	-18,000.00
Goodwill	-8,250.00
Net cash provided by investing activities	**$ -52,250.00**
FINANCING ACTIVITIES	
Loan from Officers	-38,387.31
Common stock	100,366.87
Opening balance equity	-13,029.68
Net cash provided by financing activities	**$48,949.88**
NET CASH INCREASE FOR PERIOD	**$ -999.42**
Cash at beginning of period	2,497.21
CASH AT END OF PERIOD	**$1,497.79**

Statement of Stockholder's Equity

Overview

This document presents the Statement of Stockholder's Equity for Oxygen4Life, Inc. for the years 2022 and 2023. The information has been meticulously verified to provide accurate financial details required for the upcoming crowdfunding raise.

Statement of Stockholder's Equity

Year	Beginning Common Stock (in thousands)	Additional Paid-In Capital	Total Shares Issued	Total Amount Paid (in thousands)	Net Income (in thousands)	Retained Earnings (in thousands)
2022	0	22	8,593,386	35.069	-19.09684	-.00105
2023	35.069	22	349,621	103.881	-52.27063	-19,097.89
2024	103.881	22	1,219,832	100.366	-47.23560	-90,794.89

Explanation

- **Beginning Common Stock:** The starting balance of common stock for each year based on previous year's ending stockholder equity.

- **Additional Paid-In Capital:** Remained constant at $22 each year.

- **Total Shares Issued:** The total number of shares issued during each year.

- **Total Amount Paid:** Reflects the amount invested by shareholders during each year (shown in thousands).

- **Net Income:** Recorded net income for each year (shown in thousands).

- **Retained Earnings:** The retained earnings carried over from the previous year.

- **Ending Common Stock:** The final common stock value calculated by adding Beginning Common Stock and Total Amount Paid, adjusted for retained earnings and net income.

The following represent the numbers for filing on 2024 tax returns:

- **Total Income: ($47,235)**
- **Taxable Income: ($47,235)**
- **Total Tax: ($47,235)**

I, **Mike Maunu**, as the **principal executive officer of Oxygen4Life, Inc.**, certify that:

1. The company has not filed its 2024 federal income tax returns as it had no tax liability and an extension was filed by our CPA.

2. These financial statements and accompanying disclosures are **true and complete in all material respects** for tax year ending December 2024

3. This document provides an **accurate representation of Oxygen4Life's financial and operational history** for the purposes of the Regulation Crowdfunding (Reg CF) filing.

Signed,

Mike Maunu
Chief Executive Officer
Oxygen4Life, Inc.

EXHIBIT C TO FORM C – LANDING PAGE/TEAM PROFILES

 **Oxygen4Life, Inc.**

Problem

Solution

Market   **Team**

SEC Filing

☐

**F
A
Q
s**



**Inve
st
Tod
ay**

**Hav
e
Que
stio
ns?**

Crowdfunding an investment in AI, Longevity & Pain Management

Limited Chance for Investors Looking to Own a Stake in: The Future of AI Preventative Healthcare

Chronic disease is a $4.5[1] trillion problem killing millions every year. The U.S. healthcare system waits for people to get sick before doing anything.

Only **1% [2] of healthcare**

Stay Tuned! Investor Video Coming Soon...

spending goes to prevention. Patients are done waiting— they're spending their own money on early detection and real solutions.

AI in medical imaging is exploding—from $1B to $15.3B by 2032[3].

Infrared imaging in healthcare? Doubling from $6.75B to $12.78B by 2031[4].

Oxygen4Life isn't following the trend—we're leading it.

Keep reading.

INVEST NOW
ADD LINK TO OFFERING

Amount Raised
to Date: **$0**

Stock Type:
Common Stock

Sha
re
Pric
e
**$1
1.
91**

Min.
Inve
stm
ent
**$2
97
.7
5***

Rais
e
Am
ount
**$1
23
,9
95
.7
8**

Pre-
Mon
ey
Valu
atio
n
**$1
25
M**

*3.5% investor
processing fee will be
added to all
investments*

SEC Filings -

Offering Circular
- Investor
Education

The Problem: Healthcare is Reactive, Not Proactive

70% of deaths in the U.S. are linked to chronic inflammatory diseases like heart disease, neuropathy, and diabetes.[5]

The current diagnostic system only detects problems once symptoms are severe, leaving millions untreated.

The U.S. spends $4 trillion annually on chronic disease care—but most solutions treat symptoms, not the root cause.

There has to be a better way... Oxygen4Life, Inc. IS that way...

The Future of Healing is Here, and It's Already

Changing Lives

What if **millions of deaths from chronic inflammation, neuropathy, and cardiovascular disease could be prevented?**

What if **medicine wasn't just about treating symptoms**—but actually detecting problems early enough to **reverse damage before it's too late?**

What if **healing wasn't just reactive**—but proactive, AI-driven, and personalized?

That future isn't decades away. It's happening NOW.

For the **millions suffering from chronic inflammation, a silent killer that underlies conditions like diabetes, heart disease, and neurodegeneration...**

For **veterans and first responders struggling with PTSD and TBI**, forced to navigate a healthcare system that reacts too late...

For **diabetic patients at risk of neuropathy and foot ulcers**, facing life-altering amputations...

For the **millions unknowingly walking around with vascular disease, with no way of detecting it until a major event like a heart attack or stroke strikes...**

There is a better way. And it's already here!

A Shift is Happening and It's Moving Faster Than Ever.

AI is revolutionizing diagnostics. The market for AI in medical imaging is skyrocketing—from $1B to $14.4B by 2032.[3]

Infrared imaging in healthcare is becoming a world wide standard. Expected to nearly double from **$6.75B to $12.78B by 2031.[4]**

Preventative medicine is no longer optional. Consumers are tired of reactive healthcare and **are investing in solutions that detect disease before it happens.**

The healthcare industry is transforming. The investors who recognize this shift early are the ones who win.

And at the center of this transformation? **Oxygen4Life.**

Not just another biotech company. Not a supplement. Not another drug.

Not just a diagnostic tool.

FDA-cleared, AI-powered system for early detection AND management of chronic inflammation and disease.

The Investment Opportunity:

A Rare Chance to Get in Early on the Future of

Healthcare

Imagine a world where chronic diseases like neuropathy, cardiovascular disease, and others are detected before they spiral out of control.

Where patients no longer have to wait until they're sick to get answers.

Where AI, infrared imaging, and science-backed inflammation management combine to **redefine preventative healthcare**—saving **millions of lives and billions in healthcare costs.**

Now, imagine being able to **invest in that future before the rest of the world catches on.**

Oxygen4Life is not a concept. It's happening now.

FDA-cleared technology is already in use

Proprietary AI-driven database with over 1,000,000 medical images

A patented medical food designed for inflammation management

A physician training platform accelerating adoption across clinics,

hospitals, and practitioners worldwide

Moments like these are rare for investors. <u>Just think about it:</u>

Think about the early investors in most industries, they were positioned

for the biggest growth.

What was the difference between those who made **life-changing returns**

and those who didn't? **TIMING!**

INVEST NOW
ADD LINK TO OFFERING

The Market Size of Chronic Inflammatory Diseases

Chronic inflammatory diseases like heart disease, diabetes, and neurodegenerative disorders account for 70% of deaths in the U.S.,

Chronic wounds and diabetic foot ulcers (DFUs) represent a $28B–$31.7B healthcare challenge, leading to over 80,000 amputations per year in the U.S.

contributing to a $4 trillion healthcare burden.

Diabetes-related complications cost the U.S. healthcare system $327 billion annually, with Diabetic Peripheral Neuropathy (DPN) alone ranging from $4.6B to $13.7B per year.[6]

PTSD & Traumatic Brain Injury (TBI) impact millions of veterans and first responders, with over $100 billion spent annually on treatment and disability costs.[7]

Vascular diseases such as stroke, peripheral artery disease, and cardiovascular disorders contribute to 1 in 3 deaths globally, with an estimated economic impact of $363 billion annually.[8]

alone.[9]

Neurodegenerative diseases like Alzheimer's cost the U.S. over $345 billion per year, with projections reaching $1 trillion by 2050.[11]

Autoimmune diseases, including conditions like rheumatoid arthritis and lupus, impact over 24 million Americans, with total healthcare spending exceeding $100 billion annually.[12]

Inflammation is the silent killer behind all of these diseases.
Diseases that cripple lives, and are draining trillions from the healthcare system.

The Solution: AI-Driven Diagnostics + Proven Treatments

Oxygen4Life, Inc. combines FDA-cleared medical imaging, AI diagnostics, and patented therapeutic solutions to detect, track, and manage chronic diseases before they escalate.

Fix the inflammation problem and **you change everything.**

Cut billions in wasted healthcare costs

Improve patient outcomes—helping people **live longer, healthier, and more functional lives**

Empower **medical practitioners** to **keep more revenue in-house while delivering better care**

The system is broken. The cost is staggering. The opportunity to fix it is here.

This Is Not a "What If" Scenario, It's Happening NOW.

This isn't a theory. It isn't a future concept. It's already in motion.

Our Game-Changing Product-Line:

1. ThermaLens™ IRIS-XP - Infrared Imaging System





FDA Cleared - Medical Infrared Imaging System

ThermaLens™ IRIS-XP is non-invasive, FDA-cleared and ready for immediate use by physicians, clinics, and government healthcare providers. Unlike competitors still in clinical trials, our technology is already in the hands of practitioners. It combines a high-resolution, infrared camera, with a proprietary artificial intelligence software for fast, accurate, and

automatic disease detection.

This system can precisely measures a patient's heat signature to within a fraction of a degree, then use machine learning to cross-reference this data with our extensive database of verified medical cases.[13]

This enables for the early detection of conditions such as:

Diabetic foot ulcers, breast cancer, circulatory diseases, neuropathy, chronic inflammation, peripheral artery disease, and more.

INVEST NOW
ADD LINK TO OFFERING

2. AiLLUMI™ - AI Powered Diagnostics

AiLLUMI™: The AI-Powered Diagnostic

Breakthrough that transforms lives.

Watch the diagnostic video below

A proprietary database of over 1,000,000 infrared medical images—making it one of the largest AI-driven thermal imaging datasets in the world.

Provides instant, data-backed diagnostic insights to help medical professionals detect inflammation, vascular disease, neuropathy, PTSD, and more—before symptoms escalate.

Continuously learning and evolving—every new scan refines the system's accuracy, ensuring practitioners get the most precise, real-time analysis possible.

Bridges the gap between AI and clinical decision-making, allowing faster, more accurate diagnoses and better patient outcomes.

With AiLLUMI™, practitioners don't just see the problem—they understand it, predict it, and act before it's too late.

Comprehensive care doesn't stop with early detection

Addressing the underlying conditions is equally as important.

3. Brivanta™ - Patented Organic Medical Food

Brivanta™ is a plant-based, cold-pressed, and organic Essential Fatty Acid formulation, <u>specifically designed</u> as a medical food for those with an impaired Delta-6 Desaturase Enzymatic Pathway.

As we age, the Delta-6 Desaturase enzymatic pathway is known to become impaired.[7] This impairment has been linked to multiple chronic inflammatory diseases and immune-deficiencies.

With over two decades in development, Brivanta™ offers a targeted dietary management approach for chronic inflammation. Today, the modern diet unknowingly may cause chronic inflammation leading to ill-health.[14] [15] Inflammatory response starts with the Delta-6 Desaturase enzymatic pathway.[16]

Brivanta™ falls under the orphan drug act and is only available through a licensed MD.



Targeted Relief: Provides relief to those battling chronic inflammatory diseases due to a Delta-6 Desaturase Pathway impairment.

Physician Supervised: This medical food is exclusively available under the guidance of a licensed physician.

Patented & Proven: Patents granted in the United States and Canada, backed by over 20 years of evidence-based research and development.

Easy Administration: Brivanta™, is an oil that remains liquid even at cold temperatures, and should be stored in the fridge to prevent rancidity. It comes with a small measuring spoon for easy and precise dosing.

How Does Brivanta™ Work?

What Diseases, Disorders, and Impairments Does Brivanta™ manage?

- Diabetes (Type 1 & Type 2) including Neuropathy
- Lipid-Enveloped Viruses (including COVID series)
- Alzheimer's
- Dermatological Conditions
- Cardiovascular Disease
- Inflammatory Bowel Disease
- Chronic Fatigue (including post viral syndromes)
- Fatty Liver Disease Including NAFLD
- Cancer

Brivanta™ helps facilitate the production of eicosanoids, important signaling molecules for the body, as shown below


PATHWAY SUMMARY
• PGE1 is body's most potent anti-inflammatory.
• Prostacyclin is body's natural "blood thinner."*
Eicosanoids: Critical prostaglandins, etc. from parent omega-6 AND omega-3: Cell-by-cell hormone analogy (PGE1 – PGE4, etc.) - very short half-life.
Very Significant in Vascular Function
EICOSANOID PATHWAYS
Omega-6 Fatty Acids
20:4w6 (Arachidonic Acid)
Omega-3 Fatty Acids
20:5w3 (Eicosapentaenoic Acid)
38

- Arthritis
- Multiple Sclerosis

Respiratory Diseases Related with Chronic Inflammation:

- Mesothelioma
- Idiopathic Pulmonary Fibrosis (IPF)
- Chronic Obstructive Pulmonary Disease (COPD)

What Is A Medical Food?

"The term medical food, as defined in section 5(b) of the Orphan Drug Act (21 U.S.C. 360ee (b) (3)) is "a food which is formulated to be consumed or administered enterally <u>under the supervision of a physician</u> and which is intended for the specific dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation."

Manufacturers of medical foods must comply with all applicable FDA requirements for foods, including the following regulations:

• Current good manufacturing practice (21 CFR part 110);

• Registration of food facilities (21 CFR part 1 subpart H);

• Thermally processed low-acid foods packaged in hermetically sealed containers (21 CFR part 113);

• Acidified foods (21 CFR part 114); and

• Emergency permit control (21 CFR part 108).

Medical foods <u>are not drugs</u> and, therefore, are not subject to any regulatory requirements that specifically apply to drugs. Medical foods are also not health supplements which can not make medical claims.

Examples of Brivanta™

CASE 1: Progression of Brivanta™ in Chronic DFU Patient*


August 19, 2020
September 24, 2020
5 weeks
June 30, 2021
40 weeks

- 60-year-old Hispanic male with history of PVD and Diabetes presents with right planter sub 5th metatarsal open wound

- This had been the 4th time it has opened in the past 8 years with two previous ulcers healing in 50 weeks and 54 weeks.

- Using Brivanta™, the ulcer healed in 46 weeks, with a healing improvement of 15%

CASE 2: Progression of Brivanta™ in Venous Ulcer Patient*

- 78-year-old Hispanic male with a




January 28, 2021

**April 29, 2021
12 weeks**

history of varicose veins and severe COPD presents with a right ankle open venous ulcer.

☐ Patient has a history of varicose veins and severe COPD.

☐ This had been the second time the patients ulcer has opened.

☐ First occurrence was treated using foam with three-ply compression, resulting in healing in 16 weeks.

☐ For the second occurrence, the patient was treated with foam, three-ply compression, and 5cc of Brivanta™ 5-days-a-week.

☐ The ulcer had close in 13 weeks (3 weeks earlier), providing a 19% improvement in rate of healing.

☐ Patient also endorses less pain

on the site with the use of

Brivanta™

CASE 3: Progression of Brivanta™ in Pressure Ulcer Patient*



- ☐ 57-year-old white male presents with ischemic eschar of the 2nd right digit and eschar of the anterior distal hallux with pain on palpation.

- ☐ Told by the vascular service that it would likely demarcate and he would lose the digit. Patient was treated with betadine and Brivanta™ 5cc, 5-days-a-week. Healing time was 9 weeks.

*past results do not guarantee future results

4. InfraREDMed™ - first-of-its-kind physician training

platform

InfraREDMed™: A first-of-its-kind physician training platform, ensuring high adoption and effective integration into healthcare systems.



The world's leading physician training platform for infrared medical imaging.

Built on decades of research and clinical expertise, providing medical professionals with certification, hands-on training, and advanced diagnostic education.

Seamlessly integrates with ThermaLens™ and AiLLUMI™, ensuring practitioners can effectively use AI-driven infrared imaging for early detection of inflammation, vascular disease, and neuropathy.

A critical bridge between cutting-edge technology and real-world application, empowering doctors, clinics, and hospitals to adopt AI-powered diagnostics and proactive inflammation management.

InfraREDMed™ isn't just a training platform —it's the backbone of the infrared medical

2. Infrared Findings and Clinical Correlation
An **infrared imaging assessment** identified **multiple areas of dysfunction** related to **myofascial, joint, and neurological involvement.** These findings align with the patient's clinical history and symptomatology.
A. Musculoskeletal and Myofascial Dysfunction

- **Neck and Upper Back Dysfunction**
  - Dysfunctional **right scalene, bilateral trapezius, bilateral rhomboids, bilateral serratus anterior, and bilateral masseter muscles**.
  - Suggests **chronic muscular overload, postural imbalance, and cervical instability.**
  - **Clinical Correlation:** Patient reports **cervical tension, postural asymmetry, and headaches**, indicating **chronic mechanical stress and musculoskeletal adaptation.**
- **Thoracic and Lumbar Dysfunction**
  - **Bilateral iliocostalis, right quadratus lumborum, and paravertebral lumbar contracture** detected.
  - **Clinical Correlation:** Consistent with **lumbar discopathy (L3/L4 and L4/L5), osteoarthropathy, and facet joint degeneration**.

community, ensuring rapid adoption and

expert-level execution worldwide.

We don't just diagnose problems. We help fix them.

Market Opportunity – A Multi-Billion Dollar Industry

Infrared Imaging Market: Expected to grow from $6.75B (2023) to $12.77B (2031).[3]

AI in Medical Diagnostics: Expected to increase 14x, from $1B (2023) to $14.4B (2032).[4]

Preventive Healthcare Market: A trillion-dollar industry, shifting toward early detection & AI-driven solutions.

The future of healthcare is non-invasive, AI-driven, and preventive.

Oxygen4Life is leading the way.

The future of healthcare is non-invasive, AI-driven, and preventive.

Oxygen4Life is leading the way.

INVEST NOW
ADD LINK TO OFFERING

The Team Behind Oxygen4Life™, Inc.

Mike Maunu - CEO/President & Founder

Alex Maunu - Co-Founder, Director of Marketing

Dr. Marcos Brioschi MD - Chief Medical Officer







Click here to learn more about Mike

Click here to learn more about Alex

Click here to learn more about Marcos

Dionisio Gomez - Director of online marketing

Keith McAslan - CFO/Board of Advisors

Tom Winckler - Director of Strategic Partnerships/Investor Relations

Cindi Webb - Director of Training & Onboarding for medical practitioner's



Click here to learn more about Keith





Click here to learn more about Cindi



Click here to learn more about Dionisio

Board of Advisors:



Dr. Guy Peterson MD

(Medical Advisor)

Dr. Guy Peterson is a board certified anesthesiologist with 38 years in the medical



Prof. David Blackledge, Atty

(Government Contracting and Growth Advisor)

David



Mary Sue McAslan, MD Pharm. D., CPHQ

(Medical and VA Admin Advisor)

field, currently practicing in men's health. Medical advisor at Holistic Freedom Institute for neuro conscious healing. Designing therapies for improving symptoms of Traumatic Brain Injury.

Blackledge is fulltime faculty Professor at Grand Canyon University's College of Business and Of Counsel at Davis Miles McGuire Gardner, a full service law firm operating in the southwest US.

Doctorate in Pharmacy the past 35-years as well as a Six Sigma Black Belt in Healthcare Quality Improvement including leadership roles at Eisenhower Medical Center during COVID and the VA.

Investment Opportunity:

Be Part of the Next Healthcare Giant!



Regulation:
Regulation CF



Target Raise Amount:
$123,995.78



Share Type:
Common Stock



Minimum Investment:
$297.75*



Pre-Money Valuation:
$125,000,000



Price per Share:
$11.91

INVEST NOW
ADD LINK TO OFFERING

Comparable Company Valuations - Why $125M is Conservative

Ei.Ventures: $269M valuation (pre-revenue biotech, no FDA clearance). [17]

IdentifySensors: $212M valuation for disease detection only (pre-rev, no FDA).[18]

Neko Health: January 2025, raised $260 million in a Series B funding round, valuing the company at approximately $1.8 billion. (diagnostics-only mode, no FDA clearance).[19]

Prenuvo: estimated valuation between $480 million and $720 million. raised $120 million in Series B funding total funding to over $155 million. (MRI-based diagnostics, lacks AI integration or solution.[20]

BirchBioMed: $164M valuation, pre-revenue & still in clinical trials.[21]

Sen-Jam Pharmaceutical: $100M valuation - prerevenue & in clinical trials.[22]

Oxygen4Life is FDA-cleared, AI-integrated, and positioned at the forefront of non-invasive diagnostics and inflammation management.

A Unique Window of Opportunity

Oxygen4Life, Inc has the infrastructure, the regulatory clearance, and the technology to transform the $4 trillion chronic disease market.

And just like the biggest healthcare giants before their rise, this is the pre-public moment where the potential upside is at its highest.

Imagine walking into a VA clinic, a hospital, or a doctor's office and seeing Oxygen4Life's technology at work—knowing you had the chance to invest before this company became a household name.

Imagine the potential of major healthcare players acquiring Oxygen4Life to integrate its AI diagnostics and medical imaging innovations into their ecosystem.

Big names in healthcare have made billion-dollar acquisitions for far less.

This could be one of the last chances to invest in Oxygen4Life before it scales.

The company is raising $123,995.78 in this round—and as the industry

shifts toward AI-powered, non-invasive healthcare, the potential for growth is massive.

When you get in on the right company early, the long-term impact can be life-changing.

The only question is: Will you be watching from the sidelines—or will you be part of the next major shift in healthcare?

INVEST NOW
ADD LINK TO OFFERING

(Forward looking Projections cannot be guaranteed. See broader Forward Looking Statement Disclosure at the endnote)

Click Here to View the disclosure

USE OF FUNDS:

Audited Financials and Funding

Dealmaker Fees: Expenses to our

Amendment: Completing audited financials through 2024 to meet regulatory requirements and amending the funding target of this campaign to $5,000,000, less amounts already raised, to align with the company's long-term growth strategy.

Medical Conferences & Events: Costs associated with attending major medical and tech conferences, including booth setup, marketing materials, travel, and accommodation.

broker/dealer for the current crowdfunding raise.

Personnel : Oxygen4Life, Inc. is currently a lean operation. Covers the cost of compensating our Chief Medical Officer (CMO) and providing stipends for other key team members contributing to critical operational activities.

Marketing & Advertising: : Digital advertising, SEO, content marketing, and PR campaigns focused on customer acquisition and improving online visibility in the medical and health tech sectors.



When Would I Make Money?

Unlike buying a stock in a publicly traded company, when investing in start-ups you'll become a longer-term shareholder. You are also able to invest at very smaller levels than would be required with most investment firms.

Start-up investments are higher risk but very high reward especially for early investors. So only invest what you are potentially able to lose.

There are a few instances in which your investment will offer returns:
If another company buys O4L in an acquisition, you will be given a percentage of the deal based on your equity.

For example: If you own 1% of the company and we are acquired for $100 million then your shares would be worth $1 million.

You could also potentially sell your equity through an Alternative Trading System (ATS) once you have held your equity the required length of time by law, typically one-year.

If the company is successful and decides to pay dividends, you would be paid based upon the number of shares you own.

Investment Packages and Bonuses:

All investments above $2,500 Receive Additional Bonus Shares!

Investor Based:

Existing Investors: - 5% bonus shares

Time Based:

First 30 days – 5% bonus shares

Second 30 days – 2% bonus shares

Amount Based:

USD $2500.00 investment – 5% bonus shares

USD $5000.00 investment - 7% bonus shares

USD $10,000.00 investment - 9% bonus shares

USD $25,000.00 investment - 12% bonus shares

USD $50,000.00 investment - 15% bonus shares

1)All perks occur after the offering is completed.

2) For the time-based perks, the 1st 30 days begins upon the filing of the Form C being reflected on the SEC's EDGAR System and concludes on the 30th day at 11:59 PM Pacific Standard Time (6:59 AM UTC the next day: (UTC plus 7)).

3) The 2nd 30 days begins at the conclusion of the 1st 30 days and concludes on the 60th day at 11:59 PM Pacific Standard Time (6:59 AM UTC the next day: (UTC plus 7)).

4) In order to receive perks from an investment, one must submit in a single subscription for the total investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks will be assessed and issued after the offering is completed.

5) All bonus shares are the same as the shares being sold under this offering.







6) Bonus shares can be stacked with one per category. Eg; existing investor, time based and amount based can all be combined.

INVEST NOW
ADD LINK TO OFFERING

Frequently Asked Questions:

INVEST NOW
ADD LINK TO OFFERING

The Problem
Our Solutions
The Market
Our

Copyrights 2025 | All Rights Reserved
| Oxygen4life.com |
Oxygen4Lifeinc.com |
Oxygen4Life™, Inc. |
PRIVACY POLICY - TERMS & CONDITIONS - BLOG

These statements have not been evaluated by the Food and Drug Administration. These products and statements are not intended to diagnose, treat, cure or prevent any disease or illness. These statements should not be taken as medical advice, you should always consult your doctor before making any health changes, decisions and/or drawing any health conclusions.

Team

SEC

Filing

Facebook Page

LinkedIn Page

Citations and References:

[1] https://www.cdc.gov/chronic-disease/data-research/facts-stats/index.html

[2] https://www.proventionhealth.org/chronic-disease-prevention-an-important-key-to-improving-life-and-healthcare-systems-today/#:~:text=Today%2C%20only%20a%20fraction%20of,Disease%20Prevention%20and%20Health%20Promotion.

[3] https://linkewire.com/2025/02/21/ai-in-medical-imaging-market/

[4] https://www.fortunebusinessinsights.com/infrared-imaging-market-102601

[5] https://archive.cdc.gov/www_cdc_gov/nccdphp/dch/about/index.htm

[6] https://www.coherentmi.com/industry-reports/diabetic-peripheral-neuropathy-market

[7] https://www.hsrd.research.va.gov/research/citations/pubbriefs/articles.cfm?RecordID=1177

[8] https://www.vox.com/future-perfect/373495/chronic-disease-global-rates-cancer-diabetes-noncommunicable

[9] https://www.liebertpub.com/doi/10.1089/wound.2019.0946

[11] https://www.cbsnews.com/news/alzheimers-costs-americans-277-billion-a-year-report/

[12] https://www.hcplive.com/view/autoimmune-diseases-cost-us-more-than-100-billion-annually

[13] Aliahmad B, Tint A, Arjunan SP, Rani P, Kumar D, Miller J, Zajac J, Wang G, Ekinci E. "Is Thermal Imaging a Useful Predictor of the Status". Journal of Diabetes Science and Technology. 2018 Sep 26. Available from: https://www.semanticscholar.org/paper/Is-Thermal-Imaging-a-Useful-Predictor-of-the-Status-Aliahmad-Tint/fd2dd26a4cfa3e17dd0fc14e6ba6ccbf3a9da9b1

[14] Torres M, Parets S, Fernández-Díaz J, Beteta-Göbel R, et al. "Lipids in Pathophysiology and Development of the Membrane Lipid Therapy: New Bioactive Lipids". Department of Biology, University of the Balearic Islands. Membranes (Basel). 2021 Dec; 11(12): 919. Available from: https://pubmed.ncbi.nlm.nih.gov/34940418/

[15] Horrobin DF. "Loss of D-6 desaturase activity as a key factor in aging". Medical Hypothesis. 1981 Sep;7(9):1211-20. Available from: https://www.sciencedirect.com/science/article/abs/pii/0306987781900645

[16] Lee JM, Lee H, Kang SB, Park WJ, et al. "Fatty Acid Desaturases, Polyunsaturated Fatty Acid Regulation, and Biotechnological Advances". Department of Horticultural Science, Kyungpook National University. Nutrients. 2016 Jan 4; 8(1): 23. Available from: https://www.mdpi.com/2072-6643/8/1/23

17 https://www.sec.gov/Archives/edgar/data/1823182/000110465922102825/0001104659-22-102825-index.htm

18 https://www.picmiicrowdfunding.com/deal/IdentifySensors%20Biologics/?

19 https://www.maginative.com/article/spotify-founders-health-tech-startup-neko-raises-260m-valued-at-1-8-billion

20 https://pitchbook.com/profiles/company/278149-33

21 https://invest.birchbiomed.com/?

22 https://wefunder.com/senjam/

Oxygen4Life, Inc. is offering securities through the use of an Offering Statement that has been qualified by the Securities and Exchange Commission under Title III of the JOBS Act and Regulation CF. A copy of the Form C that forms a part of the Offering Statement may be obtained from: Form C

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Any past performance described is not indicative of future results. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

 Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Oxygen4Life, Inc. for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.



Revolutionizing Healthcare: Transforming Lives Through AI-Powered Innovation

 Oxygen4Life, Inc.



 

Mike Maunu ✅ (CEO Founder)

"Revolutionizing Healthcare: Transforming Lives Through AI-Powered Innovation" | FDA-Cleared Infrared Imaging for chronic inflammatory diseases & pain mgmt. along with a patented medical food solution | Raising Capital

Scottsdale, Arizona, United States · **Contact info**

5,190 followers · **500+ connections**

(**Open to**) (**Add profile section**) (**Visit my website**) (**More**)

Showcase your services as a section on your profile so your business can be easily discovered. ✕
Get started

Analytics
 Private to you

👥 **334 profile views**
Discover who's viewed your profile.

📊 **720 post impressions**
Check out who's engaging with your posts.
Past 7 days

🔍 **111 search appearances**
See how often you appear in search results.



Revolutionizing Healthcare: Transforming Lives Through AI-Powered Innovation

 Oxygen4Life, Inc.



 Oxygen4Life

Alexander Maunu ✅ (We need investors) · 1st

"Revolutionizing Healthcare: Transforming Lives Through AI-Powered Innovation" | FDA-Cleared Infrared Imaging for chronic inflammatory diseases & pain mgmt. along with a patented medical food solution | Raising Capital

Scottsdale, Arizona, United States · **Contact info**

Click HERE to learn about O4L! ☑

2,411 followers · **500+ connections**

 **Philip Watling**, **J. Marshall Hunt**, and 579 other mutual connections

📨 **Message**　　**More**

About

The Problem:

It's been well known and published since the 1930s that processed oils would be the root cause of diseases and illnesses such as cancer, heart disease, diabetes, and more....

...see more

























in Search

Home | My Network | Jobs | Messaging | Not

Are You Stuck, Stressed, or Confused?
If so, then let's talk!
Book a Call With Me Below!

Cindi Webb (Health and Beauty) · 1st

🔹 Master Results Coach 🔹 If you're Stuck, Stressed, and Confused, I can help! 🔹 Book a call below and let's talk! ⬇️

Indian Wells, California, United States · **Contact info**

500+ connections

Alexander Maunu, **Robert Fulton**, and 84 other mutual connections

Message | More

Oxygen4Life

Viva La Difference

About

🔹 ARE YOU 🔹

An Executive, Business Owner, or Professional, and are stuck, feeling stressed, confused and maybe a little overwhelmed? Then I know where you are!... ...see more

Featured





















in Search

Home My Network Jobs Messaging Not

David Blackledge
Professor of Law and Ethics

David Blackledge · 1st

Professor of Law and Ethics

Phoenix, Arizona, United States · Contact info

500+ connections

Alex Moiseyev (Moses), Brion Crum, and 140 other mutual connections

Message More

GCU Grand Canyon University

Sandra Day O'Connor College of Law at Arizona State...

About

30+ years experience in sales and operations management of emerging, venture capital-backed technology businesses. Full-time professor at Grand Canyon University teaching Business Law and Ethics, Finance, and Entrepreneurship. Active angel investor and Board member of various startup groups. Volunteer at a number of business incubators and accelerators; presenter at investor conferences. ... ...see more

Activity

6,618 followers



Marcos Leal Brioschi, MD, PhD ✅ 🔊 (Professor) · 1st

I transform lives through medical infrared hyper-spectral imaging.
Thermography Professor at the University of São Paulo Medical School
/ President of ABRATERM and PanAmerican Thermology Society /
Founder of InfraREDMed

São Paulo, São Paulo, Brazil · **Contact info**

3,538 followers · **500+ connections**

 Sascha Gorokhoff, Robert Kane, DC, DABCT, and 6 other mutual connections

✈ Message   **Visit my website**   **More**

 American Academy of Thermology

 Harvard T.H. Chan School of Public Health

🟧 Profile enhanced with Premium ▼

About

🧍 PhD Professor in Medical Thermography, Surgery, and Pain Medicine. Inspiring leader.

Hi there! I am a passionate and dedicated medical professional with a background in Surgery, Forensic Medicine, and Clinical Thermology, specializing in cutting-edge technologies such as Infrared Imaging and Thermography. Here's a...



























Search

Home My Network Jobs Messaging

Guy Petersen · 3rd

Center Medical Director at CleanSlate Phoeni

Tucson, Arizona, United States · Contact info

31 connections

Message + Follow More

Tumbleweeds Health Center

University of Wisconsin-Madison

Activity

31 followers

Guy hasn't posted yet

Recent posts Guy shares will be displayed here.

Show all activity →

Experience

Physician

Tumbleweeds Health Center

2016 - Present · 9 yrs 1 mo

Tucson, Arizona Area



MCASLAN CONSULTING

Boutique advisory services firm specializing in assisting senior executives, corporate teams, private equity companies and Boards with the successful execution of strategies for companies developing and implementing their competitive advantage



Keith McAslan ✓ · 1st

Operating Partner | CEO | Interim CEO/COO | Author | Equity Value Creator | Board Member

La Quinta, California, United States · **Contact info**

500+ connections

 **Alexander Maunu**, **J. Marshall Hunt**, and 29 other mutual connections

⏍ **Message**   **More**

 Oxygen4Life

 **University of Mississippi**

Highlights

 **Keith's birthday was on January 15**
Birthdays are a great opportunity to show you care.

⏍ **Message**

 **Keith started a new position as Member of the Board of Advisors at Oxygen4Life**

✦ **Ask about experience**

About



















Search

Home My Network Jobs Messaging N

Mary Sue McAslan,PharmD.,CPHQ · 1st

Experienced Healthcare Quality Director,lean six sigma black belt, author "Advancing Excellence in Healthcare Quality"

La Quinta, California, United States · Contact info

500+ connections

Keith McAslan, Clint Arthur, and 3 other mutual connections

Message More

University of Kentucky

About

Mary Sue McAslan is a doctor of pharmacy specializing in medication safety and healthcare quality improvement. Dr. McAslan led her first quality circle at North Mississippi Medical Center and has since gone on to lead quality improvement initiatives at the Cleveland Clinic Healthcare System, Kaiser Permanente, the Veteran's Healthcare Administration, and Omnicare, Inc. ... ...see more

Activity

4,335 followers

EXHIBIT D TO FORM C – VIDEO SCRIPT

Updated Script for 2.5-Minute Crowdfunding Video

[Opening Scene: Dynamic visuals of healthcare technology in action – AI diagnostics, doctors using ThermaLens, and patients receiving care.]

Voiceover (Founder/CEO):
"When we started Oxygen4Life, our mission was clear: to revolutionize healthcare by making early diagnosis and prevention the new standard. In our Seed round, we proved why we wouldn't fail—showing the strength of our technology, team, and approach.

Now, as we raise capital for our Series A, the focus isn't on survival. It's on scale. How massive can Oxygen4Life become if we succeed? Let me show you."

[Cut to: Founder speaking directly to the camera, standing in front of a dynamic presentation or at a healthcare conference.]

Founder:
"Oxygen4Life operates at the intersection of multiple high-growth categories in the $4 trillion healthcare industry. Imagine a world where chronic diseases are caught before they ever become life-threatening. Where practitioners have the tools to provide proactive, personalized care.

That's the world we're building at Oxygen4Life. With our FDA-cleared infrared imaging technology, our patented medical food Brivanta, a 1,000,000-image AI diagnostic database, and our InfraredMed doctor training portal, we've created an ecosystem that empowers practitioners and saves lives."

[Transition to: Visuals of ThermaLens in use, doctors interacting with the InfraredMed platform, and Brivanta being prescribed.]

Voiceover:
"Our solutions are uniquely positioned to lead in multiple fast-growing markets:

- **AI in Medical Imaging**, a market projected to grow from $1 billion in 2023 to $14.4 billion by 2032.
- **Infrared Imaging in Healthcare**, expected to grow from $6.75 billion in 2023 to $12.77 billion by 2031.
- The demand for **preventive healthcare** and OTC solutions continues to rise, driving sustainable revenue growth."

[Cut to: Founder standing in a clinic or with a digital backdrop emphasizing innovation, speaking with confidence.]

Founder:
"Our ecosystem includes:

- **ThermaLens**, our AI-powered infrared imaging system, detecting diseases like diabetic neuropathy, cardiovascular issues, and chronic pain.
- **Brivanta**, our groundbreaking medical food targeting inflammation and chronic conditions at their source.
- **InfraredMed**, a training portal for practitioners, equipping them with the knowledge to integrate advanced diagnostics into their practices.
- A **1,000,000-image AI diagnostic database** that sets a new standard in precision medicine.

We're addressing a $27 billion imaging market, tapping into a $4 trillion healthcare industry, and aligning perfectly with the trends shaping the future of healthcare."

[Transition to: Graphics showing a roadmap of milestones, including scaling the ecosystem, onboarding providers, and securing contracts.]

Voiceover:
"With your investment, we'll accelerate:

- Scaling the InfraredMed platform to onboard thousands of providers.
- Expanding Brivanta's reach to improve lives globally.
- Securing government and military contracts to bring our technology where it's needed most.

- Driving sustainable revenue growth across diagnostics, training, and medical foods.

The potential of our integrated ecosystem positions us to transform healthcare around the world."

[Closing Scene: Founder back on camera, standing confidently in front of the Oxygen4Life logo or an engaging background.]

Founder:
"This is our moment to transform healthcare—not just for today, but for generations to come. Your investment isn't just funding technology; it's fueling a revolution in early detection and prevention.

Join us as we redefine what's possible in healthcare. Together, we can make this vision a reality."

[End with: Oxygen4Life logo and tagline. Text overlay: 'Invest Today and Shape the Future of Healthcare.']

EXHIBIT E TO FORM C – CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:12 PM 02/25/2022
FILED 04:12 PM 02/25/2022
SR 20220733088 - File Number 6642439

CERTIFICATE OF INCORPORATION

Article 1. The name of the corporation is Oxygen4Life, Inc. ("**Oxygen4Life**").

Article 2. The name and address of Oxygen4Life's registered office in the State of Delaware are: Gust Delaware, Inc., 16192 Coastal Highway, Lewes, Delaware 19958 (Sussex County).

Article 3. The purpose of Oxygen4Life is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware ("**GCL**").

Article 4. Oxygen4Life is authorized to issue 10,000,000 shares of capital stock, all "Common Stock", with a par value of $0.00001 per share.

Article 5. Per GCL §141, the business and affairs of Oxygen4Life shall be managed by its Board of Directors (the "**Board**"), except as may be provided by this Certificate and its Bylaws. Elections of Directors need not be by written ballot. The initial Board may be appointed by written action of the Incorporator, after which subsequent Boards shall be elected at Oxygen4Life's annual stockholder meetings or by written consent in lieu of annual meetings, pursuant to GCL §211.

Article 6. Per GCL §109, the Incorporator shall adopt the initial Bylaws of Oxygen4Life, after which the Board is expressly authorized to make, amend or repeal its Bylaws.

Article 7. Directors shall not be personally liable to Oxygen4Life or its stockholders for monetary damages for breach of fiduciary duty as a Director, except as may be limited by the GCL. As of the date of this Certificate, GCL §102(b)(7) does not allow a waiver of liability: (i) for any breach of the Director's duty of loyalty to Oxygen4Life or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under GCL §174; or (iv) for any transaction from which the Director derived an improper personal benefit.

Article 8. Oxygen4Life shall indemnify and advance expenses for any party to a threatened, pending, or completed action, suit, audit, investigation, or other proceeding, including those in the right of Oxygen4Life, by reason of such person's role as an Incorporator, Director, or Officer of Oxygen4Life. The foregoing applies to the full extent permitted by GCL §145, does not apply to any role such person may have as employee or agent, and is cumulative with rather than in place of any other indemnification rights they may have.

Article 9. Amendments to this Certificate or the GCL shall not eliminate or reduce any waiver or indemnification obligations under Articles 7 and 8 with respect to circumstances, known or unknown, existing as of the time of such amendment.

Article 10. The Incorporator is Mike Maunu, whose mailing address is: 30 N Gould, Suite 6994, Sheridan, Wyoming 82801.

_____   February 24, 2022

Mike Maunu, Incorporator   Date

***

Certificate of Incorporation Application
Date: February 24, 2022
Id: 6217ea3e2576840004baffe4
Hash: 34042f6c6f9d69cf3dbf80cf30cf8077b25890b0fee4fec9f7cfe94823c9d0db

ACTION BY THE INCORPORATOR

OF

OXYGEN4LIFE, INC.

March 28, 2022

In accordance with §108(a) of the General Corporation Law of Delaware the undersigned, by signing this document, hereby takes the following Actions, making the acknowledgements and enacting the resolutions in each:

Action 1. Incorporation status

Acknowledged, that the undersigned is sole Incorporator (the "**Incorporator**") of Oxygen4Life, Inc. ("**Oxygen4Life**"), and that the undersigned has filed Oxygen4Life's Certificate of Incorporation with the state of Delaware.

Acknowledged, that other than the foregoing, the undersigned has as of the making of this action taken no corporate actions on behalf of Oxygen4Life, and is not an Officer, Director, or otherwise an agent of Oxygen4Life.

Action 2. Bylaws

Resolved, that the attached Bylaws are adopted as the Bylaws of Oxygen4Life.

Action 3. Appointment of Director

Resolved, that effective immediately the Board of Directors is to comprise of a single person, to serve until their successor is duly elected and qualified.

Resolved, that Mike Maunu is appointed to serve as the single Director of Oxygen4Life.

Action 4. Resignation

Resolved, that effective immediately upon appointment of the Board as set forth above, the undersigned resigns, and is to have no further obligations or responsibilities as Incorporator.

Executed electronically by the Incorporator of Oxygen4Life as of the date indicated above.

Mike Maunu, Incorporator	March 28, 2022 Date

***

Action by the Incorporator
Date: March 28, 2022
Id: 624128556cb72f0004836046
Hash: cb67a31f0185b38cb0aafbe3188f4a0e0beda9fdb73edf760ac55124f3e3e838

REFERENCED DOCUMENTS

Bylaws
Id: 624128346cb72f0004836045
Hash: fd37d64cdf3fb29d9a9aa57eac83b2969f15869332da38d4e0829fdd0e4f2ca8

Delaware Certificate of Incorporation
Id: 621d62ed7cee120004e39866
Hash: 6d08eee4b30951f9e7eb54eb0a698ab318e007f5dd209a672ee7e313278928f3

BYLAWS OF OXYGEN4LIFE, INC.

1. Stockholders

1.1. Annual meetings. Annual meetings of the stockholders of Oxygen4Life, Inc. ("**Oxygen4Life**"), as provided in the General Corporation Law of Delaware Section 221 ("**GCL**" §221) are to be held for electing Directors, and for any other proper business of Oxygen4Life, at a place and time to be designated by its Board of Directors (the "**Board**"). The first annual meeting is to be within 13 months of incorporation, with each subsequent meeting within 13 months of the one before.

1.2. Special meetings. A special meeting of Oxygen4Life's stockholders may be called at any time by: (a) a majority of authorized members of the Board ("**Directors**") with the number required for a majority not diminished by any Board vacancies), (b) the Board's Chairperson, if any, (c) Oxygen4Life's Chief Executive Officer (or if no CEO, its President), or (d) stockholders entitled in aggregate to cast at least 10% of the votes at that meeting. To be effective, special meeting requests must be made in writing, specifying the time, place, and nature of business to be transacted, with notice to Oxygen4Life's Board Chairperson, CEO, President, or Secretary, who in turn are to provide notice to all stockholders entitled to attend. Only business for the purpose stated in the notice may be transacted at a special meeting.

1.3. Notice. Per GCL §222, written notice of each stockholder meeting is to be given by Oxygen4Life to stockholders not less than 10 days nor more than 60 days prior to any meeting date to all stockholders entitled to vote, stating the time and place of the meeting, any provisions for remote participation, and in the case of special meetings the purpose of the meeting.

1.4. Quorum. Per GCL §216, votes may only take place at a stockholder meeting attended by a quorum. At any stockholder meeting, a quorum is met by the presence in person or by proxy of stockholders holding a majority of all shares of stock entitled to vote at the meeting. Where a separate vote by one or more classes of stock is required for a particular matter, a majority of the outstanding shares of those classes entitled to vote is considered a quorum with respect to that matter. If there is no quorum, the meeting chair or the holders by majority vote of shares that are present (in person or by proxy) may adjourn the meeting to another place or time. If a notice is sent to all stockholders entitled to vote at the adjourned meeting stating that all present will constitute a quorum, then no minimum quorum will be required for the adjourned meeting, and all matters may be determined by majority vote cast there.

1.5. Conduct of business. A person designated by the Board or, in their absence, Oxygen4Life's CEO (or in their absence, a person chosen at the meeting) are to chair the meeting. The Secretary of Oxygen4Life, or a person designated by them or the Board or else chosen at the meeting, are to be secretary of the meeting. The meeting chair is to call the meeting to order, determine the order of business and procedure of meeting, and regulate the manner of voting and conduct of discussion. The meeting secretary is to record the general nature of discussion, record votes, and prepare and certify meeting minutes.

1.6. Remote participation. As permitted by GCL §211(a)(2), unless otherwise determined by the Board, stockholders may participate in stockholder meetings by teleconference, video conference, online conference, or other means by which all participants may read or hear the proceedings in real time, participate in those proceedings, and vote (which votes are to be recorded by Oxygen4Life).

1.7. Adjourned meeting. Any stockholder meeting may be adjourned to reconvene at the same or another place, with no further notice required of any matter announced at the meeting at which adjournment is taken, except that if the date of the adjourned meeting is more than 30 days after the meeting originally noticed, or if a new record date is fixed for the adjourned meeting, the time and place of the adjourned meeting must be noticed. Any business that might have been transacted at the original meeting may be transacted at the adjourned meeting.

1.8. Voting

1.8.1. Per GCL §216, stockholders may vote in person or by proxy. Each has one vote per each share of stock entitled to vote on the matter in question and registered in that person's name as of the record date for the meeting, except as may be provided in these Bylaws or otherwise required by law (for example, by GCL §217, pertaining to fiduciaries, pledgors, and joint stock owners, and GCL §218, pertaining to voting trusts and other voting agreements).

1.8.2. Except as may be required by law, these Bylaws, or Oxygen4Life's Certificate of Incorporation (the "**Certificate**"), elections of Directors are to be by plurality of eligible votes cast, and all other matters are to be determined by majority of eligible votes.

1.8.3. Votes may be by voice or written ballot, except that on demand of any stockholder eligible to vote on a matter, votes are to be by ballot, stating the name of the stockholder or proxy and any other information that may be required according to the voting procedure, and counted by an inspector appointed by the meeting chair. The Board, or the chair, may establish policies to authenticate, count, and record votes made remotely, electronically, or online, including gathering information from which it can be determined that the vote in question was authorized by the stockholder or proxy holder.

1.9. Written Action

1.9.1. Per GCL §228, all stockholder actions may be made by signed, written consent in lieu of holding a meeting, without prior notice and without a vote, if done by the holders of outstanding stock having at least the minimum votes that would have been necessary at a meeting at which all shares entitled to vote were present and voted.

1.9.2. Electronically transmitted and online consents to an action, made by a stockholder or proxy holder, are deemed written if they have an electronic signature that is either dated or for which the signature date or the transmission date can be derived. The Board is to establish a procedure for determining that consents are made by the applicable stockholders, proxy holders, or persons authorized to act on their behalf, for accepting electronically transmitted and online consents, and for recording and making each consent part of its books and records.

1.9.3. Per GCL §211(b), actions by written consent for the election of Directors must be unanimous, except if all of the directorships to which Directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

1.9.4. Per GCL §228(e), if an action is taken by less than unanimous written consent, prompt notice is to be given to stockholders who have not consented in writing and who would have been entitled to notice of a meeting, the record date of which was the date sufficient written consents to approve the action were received by Oxygen4Life. If the action is one for which a certificate would be required under GCL if approved by stockholders at a meeting, then unless GCL requires otherwise a certificate is to be filed which states that written consent was given in accordance with GCL §228.

1.10. Proxies. Per GCL §212, each stockholder entitled to vote at a meeting or by written consent may authorize another party to act for them by proxy, via a written instrument or a transmission permitted by law filed according to procedures established for the meeting or consent in question. No proxy authorization may be voted or acted on after three years from its date unless it provides for a longer period. To be irrevocable a proxy must be coupled with an interest that is sufficient by law, per GCL §212(e).

1.11. Stock list. Per GCL §219, a complete list of stockholders entitled to vote at any meeting, including the address of each and the number of shares registered in their name, is to be made available for the examination of any stockholder on demand, at least 10 days prior to the meeting, for any purpose germane to the meeting. The list is also to be made available for the duration of the meeting, and presumptively determines the identity of those stockholders entitled to vote and their number of votes.

2. Directors

Pursuant to GCL §141, the Board operates as follows.

2.1. Powers of the Board. The Board manages the business and affairs of Oxygen4Life, directly or by delegating authority to committees and Officers as provided by these Bylaws. Except as otherwise provided in the Certificate or GCL, the Board has the power to do anything that may be done by Oxygen4Life, including among other things:

- Declaring dividends;

- Buying property, rights, or privileges, on terms it determines;

- Authorizing the creation, issuance, and sale, of negotiable or non-negotiable, secured or unsecured written obligations, and doing all things necessary for issuing them;

- Appointing and removing Oxygen4Life's Officers with or without cause, and assigning duties among its Officers;

- Conferring on any Officer the power to appoint, remove, and suspend subordinate Officers, employees, and agents;

- Adopting employment, contractor, stock purchase, stock option, bonus, profit sharing, and other compensation plans and agreements, and adopting insurance, retirement, and other benefit plans, for Officers, Directors, employees, and agents of Oxygen4Life and its subsidiaries, in some cases subject to the approval of stockholders;

- Issuing and selling shares of stock of Oxygen4Life, as well as debt and equity convertible into stock, subject to any limits established by the Certificate;

- Conferring on any Officer the power to issue and sell shares of stock, or to grant stock options, to employees, contractors, advisors, strategic partners, and others, and to set vesting conditions and other provisions and agreement terms with respect thereto;

- Adopting policies and regulations for managing Oxygen4Life's business and affairs; and

- All other powers described or implied by GCL §122 and GCL §123.

2.2. Number. The Board initially has 1 Director. Thereafter, the Board may fix the number of Directors from time to time at a number greater than 1 by an action adopted by a majority of authorized Directors (with the number required for a majority not to be diminished by any Board vacancies), as may be limited by the Certificate.

2.3. Term. Each Director is to hold office until their successor is elected and qualified, or until their death, resignation, retirement, disqualification, or removal. Directors may resign at any time by written notice, effective when delivered unless the resignation specifies date that is in the future or conditioned on the happening of an event.

2.4. Elections. Except as provided in Section 2.7 of these Bylaws, Directors are to be elected at annual meetings of the stockholders.

2.5. Qualification. The Certificate or these Bylaws may prescribe qualifications for Directors. Unless otherwise specified they need not be stockholders of Oxygen4Life.

2.6. Removal. Any Director, or the entire Board, may be removed at any time, with or without cause, by affirmative vote of the holders of a majority of the voting power of then-outstanding stock entitled to vote in the election of Directors, voting together as a single class, except as may be limited in the Certificate or any agreement among the stockholders. Vacancies resulting from a removal under this section may be filled either by the Board under the provisions of Section 2.7, or else by a vote of those stockholders entitled to vote for the office of the Director so removed, at a special meeting duly called for the purpose.

2.7. Vacancies. Vacancies due to an increase in the number of authorized Directors, or for any cause other than removal by vote of stockholders, may be filled only by majority vote of Directors then in office, even if less than a quorum. In the event the vacancy applies to a Director who is to be elected by holders of a particular class or series of stock according to the Certificate, the vote to fill that vacancy is restricted to those Directors, if any, who were similarly elected. Directors elected to fill a vacancy are to serve a term lasting until the next annual stockholders meeting. Decreases in the number of authorized Directors do not serve to shorten the term of or otherwise remove any Director then in office. If at any time there are no Directors in office, or there is a provision in the Certificate to elect one or more Directors by vote of a particular class or series of stock, but no Directors in office who satisfy that provision, then any stockholder entitled to vote for a Director to fill that position may call a special meeting of stockholders, in accordance with these Bylaws and the Certificate, or else may apply to the Delaware Court of Chancery for a decree summarily ordering an election per the provisions of GCL §211. If at the time of filling any vacancy the number of Directors then in office is less than a majority of the number of Directors authorized (as determined immediately prior to any increase in the number of authorized Directors), any stockholders holding in aggregate at least 10% of the voting stock of Oxygen4Life entitled to vote for such Directors may also petition the Delaware Court of Chancery to summarily order an election to fill any such vacancies, or to replace the Directors chosen by the Directors then in office.

2.8. Compensation. Initially there is no compensation for Directors. Unless otherwise restricted by the Certificate, the Board may fix the compensation of Directors, or determine that there is no compensation.

2.9. Regular meetings. Regular meetings of the Board are to be held at places and times established by the Board and publicized among all Directors. Notices of meetings are not required.

2.10. Special meetings. Special meetings of the Board may be called by a majority of Directors then in office, by the Chairperson of the Board, or by the CEO, at a place and time fixed by the party calling the meeting. Notice of special meetings is to be given in writing 24 hours before the meeting, unless waived by the recipient. Any and all business of the Board may be transacted at a special meeting unless the notice of meeting indicates otherwise.

2.11. Quorum. A quorum of the Board shall mean a majority of Directors then in office, not counting any vacancies, provided that per GCL §141(b) in no case shall fewer than 1/3 of the total number of Directors constitute a quorum. Votes of the Board are approved if made by a majority of Directors present at any meeting at which a quorum is present, except as otherwise specifically provided by the GCL, these Bylaws, and the Certificate. If a quorum is initially met, voting may continue despite the withdrawal of Directors, so long as approvals are made by at least a majority of the required quorum for that meeting. If there is no quorum, a majority of those present may adjourn the meeting to another place or time without further notice requirement.

2.12. Remote participation. Unless otherwise restricted by these Bylaws or the Certificate, participants in meeting of the Board or any committee designated by the Board may attend by teleconference, video conference, online conference, or other means by which all participants may read or hear the proceedings in real time, participate in those proceedings, and vote.

2.13. Conduct of business. Board meetings are to be presided over by the Chairperson of the Board, or in their absence the Vice Chairperson if any, or by a person designated by the Board or chosen at the meeting.

2.14. Action by written consent. Unless otherwise restricted by the Certificate or these Bylaws, any action required or permitted to be taken at a meeting of the Board or its committees, including among other things any votes, resolutions, acknowledgements, and consents, may be taken without a meeting if all Directors or committee members entitled to vote on the action consent in writing to the action.

2.15. Minutes. The Secretary of Oxygen4Life, or a person designated by them or the Board or else chosen at the meeting, are to be secretary of the meeting, responsible for recording meeting notes (including all votes), and either certifying those minutes or circulating them for written approval. The Secretary is to enter those certified or approved minutes, along with any written actions, in the books and minutes of Oxygen4Life.

2.16. Committees. Pursuant to GCL §141(c)(2), the Board may by majority vote designate one or more Board committees, each consisting of one or more of Oxygen4Life's Directors. Committees, to the extent permitted by these Bylaws and designated by the Board, may exercise all powers and authority of the Board in managing the business and affairs of Oxygen4Life, except that no committee has the power or authority to: (a) approve or adopt, or recommend to the stockholders, any action (other than electing and removing Directors) that is expressly required by the GCL to be approved by stockholders, or to: (b) amend these Bylaws. The Board may also designate alternate members to replace any absent or disqualified committee members. The members of a committee who are present and not disqualified from voting may appoint a replacement member for any who are absent or disqualified. Each committee may determine procedural rules for meeting and conducting business, and is to act according to its own rules except as provided by these Bylaws and GCL. A single committee member is a quorum for committees of one or two members, and 1/3 of all committee members entitled to vote on a given matter are a quorum for committees made of 3 or more members. Committees are to keep regular minutes, and to report their minutes to the Board as required. Committees may create subcommittees, each consisting of one or more members of the committee, and delegate some or all of its powers to the subcommittee.

3. Officers

Pursuant to GCL §142, the Board delegates the management of Oxygen4Life to its Officers, as follows.

3.1. Initial Officers. The Officers of Oxygen4Life are to include the following, listed below. Powers and duties are stated here in general terms, intended to include those normally vested in the offices described. Each Officer will have such other powers and duties that may be established by the Board or these Bylaws, and is subject to control and supervision by the Board, which may delegate the powers or duties of any Officer to any other officers or agents.

- A **President**, who is the general manager and chief executive of Oxygen4Life and who has general supervision, direction, and control of the business and officers of Oxygen4Life. The President is to preside at all meetings of the stockholders, and is an ex officio member (meaning, a member by virtue of their status as President) of all standing committees of the Board, including any executive committee. Unless separately designated or appointed by the Board, the position of "**Chief Executive Officer**" (or "**CEO**") is coextensive with that of President.

- A **Chief Financial Officer** (or "**CFO**"), who is to keep and maintain the accounting books and records of Oxygen4Life, who is to manage and be signatory to Oxygen4Life's bank accounts, disburse all funds that may be ordered by the Board, and to make plans for and report on Oxygen4Life's finances. Unless separately designated or appointed by the Board or the CEO, the position of "**Treasurer**" is coextensive with that of Chief Financial Officer.

- A **Secretary** to keep the books and records of Oxygen4Life (other than financial and accounting records), including minutes of the proceedings of the Board and its committees, proceedings of stockholder meetings, records of votes, actions by written consent, and notices, as well as records of ownership of the stock, options, and other securities issued by Oxygen4Life. The Secretary is to record and certify these matters to others as directed by the Board.

- Optionally, a **Chairperson** (Alternately, "Chairman" or "Chair") of the Board, and as a further option, a Vice Chairperson, to preside over meetings of the Board. Such designations are attributes of Directorship, and not Officer positions.

3.2. Appointment. The above positions are to be appointed and vacancies filled by election of the Board. The Board may appoint, or empower the CEO to appoint, additional subordinate officers and agents of Oxygen4Life, including one or more Vice Presidents, Assistant Treasurers, Assistant Secretaries, and other officer positions. Any number of officer positions may be held by the same person.

3.3. Term. Each Officer is to hold office from the effective date of their appointment until their successor is elected and qualified, or until their earlier resignation or removal (including removal by elimination of their position). The Board may remove any Officer at any time, with or without cause. Resignations of officers may be given in writing, and are effective when delivered unless the resignation otherwise specifies a date that is in the future or determined upon the happening of an event. Resignations need not be accepted to be effective. The CEO, and any Officer who appointed another Officer, may remove that other Officer at any time with or without cause, except that they may not without Board approval remove Officers appointed by the Board.

3.4. Securities of other companies. Unless the Board otherwise directs, Oxygen4Life's CEO or any Officer authorized by the CEO has the power to vote and otherwise act on behalf of Oxygen4Life, in person and by proxy, in exercising voting and other stockholder rights with respect to any securities Oxygen4Life may hold in other companies.

4. Indemnification

Pursuant to and subject to GCL §145, Oxygen4Life extends the following indemnification protections.

4.1. Proceedings. Oxygen4Life, by this Bylaw, indemnifies and holds harmless any person (each an "**Indemnified Party**") threatened or made party to an action, suit, or proceeding, whether civil, criminal, private, administrative, or investigative, and whether threatened, pending, or completed (a "**Proceeding**") including those by or in the right of Oxygen4Life, by reason that such person (or a person of whom that person is or was a legal representative) is or was serving in the official capacity of a Director, Officer, or incorporator of Oxygen4Life, or is or was serving at the request of Oxygen4Life as a Director, Officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of the Proceeding is such person's alleged actions in such service, or in any other capacity while so serving.

4.2. Extent of indemnification. Such indemnification shall be to the fullest extent permitted by GCL against all expenses (including attorney fees), judgments, fines, excise taxes, citations, penalties, amounts paid or to be paid in settlement, and amounts expended seeking indemnification granted to the Indemnified Party under applicable law, these Bylaws, or any agreement with Oxygen4Life, actually and reasonably incurred by that person in connection with a Proceeding, to the extent the person's conduct relative to the events that are the subject of the Proceeding was in good faith and reasonably believed by the person to be not against the best interests of Oxygen4Life, and with respect to any Proceeding that is criminal in nature, was reasonably not believed by that person to be unlawful. The termination of any Proceeding by judgment, order, settlement, fine, citation, penalty, excise tax assessment, conviction, or upon a plea of nolo contendere or its equivalent, does not by itself create a presumption against any of the three foregoing conditions (good faith, believed not opposed to Oxygen4Life's interests, not believed to be unlawful). This indemnity provision does not apply to breaches of fiduciary duty arising from a stockholder's sale or attempted sale of stock to an entity hostile to Oxygen4Life.

4.3. Limitation. Subject to the GCL, Oxygen4Life is not obliged to indemnify any person under this section in connection with any Proceeding (or part of a Proceeding): (a) for which payment has actually been made to or on behalf of the Indemnified Party under any statute, insurance policy, or alternate indemnity provision, except as to any excess beyond the amount paid; (b) for an accounting or disgorgement of profits under Section 16(b) of the Securities Exchange Act of 1934 or similar provision of law (the "**1934 Act**"), if the Indemnified Party is held liable (including by settlement); (c) for any reimbursement or claw-back of a bonus or other incentive-based or equity-based compensation paid the Indemnified Party, or from profits realized by the Indemnified Party from the sale of Oxygen4Life securities as required by the 1934 Act, including those arising from accounting restatements of Oxygen4Life or profits arising from an improper sale of securities pursuant to Sections 304 and 306 of the Sarbanes-Oxley Act of 2002, if the Indemnified Party is held liable (including by settlement); (d) initiated by the Indemnified Party, including Proceedings against Oxygen4Life, its Directors, Officers, employees, agents, or other indemnified parties, unless (i) the Board authorized the Proceeding or relevant part of the Proceeding prior to initiation, (ii) Oxygen4Life provides the indemnification at its sole discretion pursuant to its powers under applicable law, or (iii) otherwise required under Section 4.4 or applicable law.

4.4. Right to bring suit. If a claim under Section 4.1 is not paid within 90 days after made in writing to Oxygen4Life, the claimant may bring suit against Oxygen4Life to recover any unpaid amount of the claim, and if not frivolous or brought in bad faith, the cost of prosecuting and recovering the claim. It is a defense to any such claim that the claimant has not met the standards of conduct making it permissible under GCL for Oxygen4Life to indemnify the claimant, with the burden of proof for such defense falling on Oxygen4Life.

4.5. Expenses advanced. Oxygen4Life is to advance expenses incurred by parties indemnified under Section 4.1 in advance of the final disposition of a Proceeding, if made by reasonable written request by an Indemnified Party together with a pledge that the person will repay such amounts if it is ultimately entitled that they are not entitled to indemnification, subject to terms and conditions that Oxygen4Life deems appropriate.

4.6. Indemnification of others. Oxygen4Life has the power to indemnify its employees and agents to the extent not prohibited by GCL or other applicable law, by approval of the Board or by delegation to any Officers of the power of approving determination of whether employees or agent should be indemnified.

4.7. Exclusion. The Board may at its discretion limit or exclude indemnification of Officers other than President, CEO, Secretary, Chief Financial Officer, and Treasurer made pursuant to Section 4, and any Officer may so limit or exclude indemnification with respect to subordinate Officers appointed by them, provided such limitation or exclusion is made in writing, agreed to by the person whose indemnification is so limited or excluded.

4.8. Non-Exclusivity of Rights. The indemnification and advancement of expenses provided by, or granted pursuant to, Section 4 is not exclusive of any other rights held by indemnified parties under the Certificate or any statute, bylaw, agreement, or vote of eligible stockholders or disinterested Directors. Oxygen4Life is expressly authorized to enter into contracts with any or all of its Officers, Directors, employees, or agents, with respect to indemnification and advancement of expenses to the fullest extent not prohibited by law.

4.9. Insurance. Oxygen4Life is entitled to but not required (unless by agreement with an Indemnified Party or by law) to purchase or maintain insurance on behalf of any Indemnified Party against any liability asserted against that person and incurred by such person in any capacity, or arising out of that person's position with Oxygen4Life, whether or not Oxygen4Life would have the power to indemnify such person against such liability under GCL.

4.10. Survival. The rights to indemnification and advances of expenses under Section 4 continue after an Indemnified Person is no longer serving in the capacity for which they were indemnified, and inures to the benefit of their heirs, executors, and administrators. Any amendment, alteration or repeal of this Section 4 does not adversely affect any right or protection of any person in respect of any act, omission, or other circumstance arising prior to such change. In the event a constituent corporation or other business entity (including constituents of constituents) is absorbed into Oxygen4Life by consolidation or merger, Oxygen4Life will treat as an Indemnified Party any person who that constituent entity would have had the power and authority to indemnify had that entity continued its separate existence, with respect to those Proceedings involving or relating to that entity.

5. Stock

5.1. Uncertificated stock. All stock of Oxygen4Life is to be "uncertificated" within the meaning of GCL §158. All stockholders waive any right they have, until further notice, to receive paper share certificates, unless specifically agreed to the contrary between Oxygen4Life and a particular stockholder.

5.2. Records. Stock ownership is recorded in Oxygen4Life's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of stock made electronically.

5.2.1. Oxygen4Life is entitled to recognize the exclusive rights of ownership of persons registered on its books as owners of shares, including among other things the right to vote and to receive notices and dividends.

5.2.2. The Board may establish other rules and procedures to govern the issue, transfer, conversion, and registration of stock.

5.2.3. The Board may fix a record date pursuant to GCL §213 and following sections for determining the list of stockholders and their respective status with respect to any notice or vote among its stockholders. The record date: (a) in the case of any meeting or adjournment of a meeting of stockholders, unless otherwise required by law, is to be no more than 60 nor less than 10 days before the date of the meeting; (b) in the case of written consent for a corporate action in lieu of a meeting, is to be no more than 10 days after the date the resolution fixing the record date is adopted by the Board; and (c) in the case of any other action, is to be no more than 60 days prior to that action.

5.2.4. If no record date is otherwise fixed (a) in the case of notices or votes among stockholders the record date is the close of business on the business day immediately preceding: (i) the day on which notice is given, or if notice is waived, (ii) the day on which the meeting is held; in the case of an action by written consent in lieu of a meeting when no prior Board action is required by law, the record date is the date on which a signed written consent is first received by Oxygen4Life; and (c) for all other purposes requiring a determination of the stockholders, the close of the business day the Board adopts the resolution requiring that determination.

5.2.5. Record dates with respect to votes and meetings of stockholders apply to any adjournment of the meeting or vote, provided that the Board may fix a new record date for the adjourned meeting or vote.

5.3. Partly paid shares. Oxygen4Life may issue any of its shares as partly paid and subject to call for the remainder of the consideration to be paid, per GCL §156. The total consideration outstanding and amount paid are to be recorded in Oxygen4Life's books and records. Upon the declaration of any dividend on fully paid shares, dividends on partly paid shares are proportionate to the basis of the percentage of the consideration actually paid.

5.4. Statements regarding stock. Upon written request made by or on behalf of the holder of record of any of Oxygen4Life's stock, Oxygen4Life will issue a statement certified by an Officer indicating the number of shares, their class or series, how and when issued and acquired, and applicable rights, limitations, preferences, qualifications, registration, and consideration paid and due, including any information required to be disclosed by GCL §156, GCL §202(a), or GCL §218(a), pertaining to that stockholder's shares. Statements of this nature are for information disclosure purposes only, and do not constitute share certificates under the meaning of the GCL.

5.5. Dividends. The Board, subject to the Certificate and applicable law, may declare and pay dividends on Oxygen4Life's stock, payable in cash, property, or additional shares of stock. The Board may set aside funds that would otherwise be available for dividends as a reserve or fund for any proper purpose, and may abolish that reserve.

5.6. Stock agreements. Oxygen4Life has the power to enter into and perform agreements with any stockholders, or in respect of any classes or series of stock, in connection with their issuance or otherwise, and to restrict the transfer of those shares in any manner not prohibited by GCL, provided that (a) provisions in any agreement with stockholders permitting Oxygen4Life to impose new transfer restrictions by modifying the Certificate, these Bylaws, or any stockholder agreement shall require consent within the meaning of GCL §202(a) and (b). Oxygen4Life shall provide notice of such restrictions to all affected stockholders.

6. Notices and waivers

6.1. Manner of giving notice and waiver. Except as otherwise specifically provided in these Bylaws or required by law, all notices required to be given to any stockholder, Director, Officer, employee or agent are to be in writing and may in every instance be effectively delivered when delivered personally or by express courier, upon confirmation of electronic delivery (including by email), immediately when delivered to the recipient's account on an online document service adopted by Oxygen4Life and assented to by the recipient, or 5 business days after being deposited in the U.S. mail as certified or registered mail with postage prepaid, in each case addressed to the party to be notified at such party's address in the books and records of Oxygen4Life, as subsequently modified by written notice, or if no address is specified, at the most recent address set forth in Oxygen4Life's books and records. In the case delivery is rejected or returned despite being directed to an address indicated as valid by the intended recipient, notice is deemed given on the earlier of: (a) the date of rejection, or (b) five business days if made by mail, and (c) the date of first scheduled or attempted delivery if made by courier.

6.2. Waiver. Written waivers of notice by the person in question are deemed equivalent to the notice required to be given to a stockholder, Director, Officer, employee, or agent, whether waiver is made before or after the time of the event for which notice is given. Neither the business conducted nor purpose required need be specified in a waiver. Attendance at a meeting or participation in a vote constitutes a waiver of notice, unless in the case of a meeting a person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of business at that meeting based on lack of notice. Further, consent to a written action in lieu of meeting constitutes waiver of notice with respect to that action.

6.3. Stockholders sharing an address. Notice to multiple stockholders who share a physical or electronic address, or who share a single online account, is deemed effective if made to that address or account, barring any agreement or provision of GCL to the contrary.

6.4. Unlawful communications. In the event notice is otherwise required to any person with whom communication or contact is unlawful, the giving of that notice is not required, any action may be taken as if notice had been given, and there is no duty to apply to any governmental authority or agency seeking permission to contact that person.

6.5. Certificates. In the event an action taken by Oxygen4Life requires the filing of a certificate under GCL, the certificate is to state if applicable that notice was given to all persons entitled to receive notice, excepting any persons with whom waiver was granted, notice was rejected, or communication was unlawful, as the case may be.

6.6. Further requirements. Notices by electronic transmission, waiver of notice, and delivery in the case of rejected notice, are further subject to, and may be limited by application of, the provisions of GCL §164, GCL §213, GCL §222, GCL §229, GCL §230, GCL §232, GCL §233, GCL §296, GCL §311, GCL §312, and GCL §324, among other provisions of of GCL.

7. Other Matters

7.1. Fiscal year. The fiscal year of Oxygen4Life is fixed by and may be changed by the Board.

7.2. Electronic records. At the election of the Board, Oxygen4Life may maintain its corporate books and records electronically or online. If so, it shall consist of a set of online or electronic records, to include copies of: (i) the Certificate and Bylaws, including any amendments and restatements, (ii) record of all meetings of the Board and of the stockholders, including any notices, proceedings, and minutes of the meeting, the number of shares or directors represented at the meeting, and in the case of special meetings a statement of how the meeting was authorized, and (iii) any and all other votes, consents, elections, or actions of its Board and stockholders. Except as may be required otherwise by law, these Bylaws, the Certificate, or the Board of Directors, all other books and records, certificates, registrations, recordations, actions, resolutions, minutes, votes, ballots, signatures, consents, and notices, described in these Bylaws may also be made, delivered, executed, and stored in electronic format and online.

7.3. Reliance upon books, reports, and records. Each Director and Officer, in the performance of their duties, is to be fully protected in relying in good faith on the books of account or other records of Oxygen4Life, including reports made to Oxygen4Life by any of its Officers, by an independent certified accountant, attorney, or by an appraiser.

7.4. Corporate seal. Oxygen4Life is not required to adopt a corporate seal. The seal, if adopted, is for ceremonial purposes only.

7.5. Annual report. Oxygen4Life is to prepare and send to its stockholders an annual report if and as required by law. So long as there are fewer than 100 stockholders, the requirement to send an annual report is expressly waived.

7.6. Time periods. Any time period described as one event or condition occurring a certain number of days before or after another are to be determined on the basis of calendar days, with the day of the first event not included and the day of the second event included.

7.7. Amendments. The Board is expressly empowered to adopt, amend or repeal Bylaws of Oxygen4Life, subject to the right of the stockholders to adopt, amend, alter or repeal the Bylaws. Any adoption, amendment or repeal of Bylaws by the Board requires the approval of a majority of the total number of authorized directors (with the number required for a majority not to be diminished by any Board vacancies). The stockholders also have power to adopt, amend or repeal the Bylaws of Oxygen4Life. Bylaws adopted by stockholders specifying votes necessary for electing Directors may not be further amended by the Board.


FIRST ACTION BY THE BOARD OF DIRECTORS

OF

OXYGEN4LIFE, INC.

March 28, 2022


In accordance with §108(c) and §141(f) of the General Corporation Law of Delaware ("**GCL**") the undersigned, sole member of the Board of Directors (the "**Board**"), by signing this document, hereby takes the following Actions on behalf of Oxygen4Life, Inc. ("**Oxygen4Life**"), making the acknowledgements and enacting the resolutions in each:

Action 1. Ratification of Action by the Incorporator

Acknowledged, that the undersigned, in the role of "Incorporator", adopted the bylaws of Oxygen4Life (the "**Bylaws**"), which in turn establish the Board, and appointed the undersigned to serve as its initial Director, whereupon the undersigned resigned from the position of Incorporator, all by a written "Action by the Incorporator."

Resolved, that the foregoing, and all other acts of the Incorporator, are ratified, and that the undersigned is hereby discharged from any further liabilities or duties to Oxygen4Life in the role of Incorporator.

Resolved, that Oxygen4Life shall indemnify and hold harmless the Incorporator from any liability incurred in the past, existing now, or arising in the future, with respect to organizing Oxygen4Life.

Action 2. Appointment of Officers

Resolved, that per GCL §142, and Section 3.1 of the Bylaws, the following persons are elected as the original "**Officers**" of Oxygen4Life, each to serve until their successor is appointed by the Board.

- Mike Maunu, President and CEO
- Mike Maunu, Secretary
- Mike Maunu, Treasurer

Resolved, that the CEO is authorized to appoint, supervise, and remove additional subordinate officers, agents, and employees of Oxygen4Life.

Action 3. Powers of Officers

Resolved, that Oxygen4Life's Officers are authorized to sign and deliver any agreement in the name of Oxygen4Life, to otherwise obligate Oxygen4Life in any respect relating to matters of its business, and to delegate such authority (and any other authority conferred by this Action) to other Officers and agents of Oxygen4Life at the Officers' discretion.

Resolved, that Oxygen4Life's Officers are to have such other duties as may be assigned or delegated to them by the GCL, the Bylaws, the Board, the Oxygen4Life's Certificate of Incorporation, and the CEO.

Resolved, that the powers of the Officers shall be limited by, and exercised within, any general budgets and general guidelines that may be approved by the Board, as well as specific limitations the Board may impose on the powers of Officers from time to time.

Action 4. Stock Grants

Acknowledged, that GCL §152 permits company boards of directors to authorize specific grants of stock.

Resolved, that the Board believes it is advisable and in the best interests of Oxygen4Life and its stockholders to attract and retain the best available founders, employees, officers, board members, strategic partners, contractors, advisors, and other individuals and organizations who may work with Oxygen4Life as service providers, by giving them the opportunity to acquire shares of Oxygen4Life's stock as rewards for contributing to the growth and profitability of and for otherwise helping Oxygen4Life.

Resolved, that the Board believes in good faith that the fair market value of Oxygen4Life's common shares is the par value of $0.00001 per Share, in light of the assets and liabilities, business prospects, relative uncertainty, and financing history of Oxygen4Life at this time.

Resolved, that the price paid for all stock grants shall equal $0.00001 per Share, until and unless the Board by further resolution determines a new fair market value or formula for determining said value.

Resolved, that the Board approves, authorizes, and ratifies use of Oxygen4Life's form Stock Grant Notice, Stock Purchase Agreement, and Stockholder Agreement, along with such other forms, notices, and documents as the officers of Oxygen4Life have seen fit to include, including as may be applicable a consent of spouse (all such documents together, the "**Grant Documents**"), with respect to any and all stock grants and that each future grant of stock shall be conditioned on mutual execution by Oxygen4Life and the person receiving the grant of these and any other applicable Grant Documents.

Resolved, that the CEO is authorized to sign and make such addenda and modifications to the Grant Documents as the CEO deems appropriate, and to extend engagement agreements on behalf of Oxygen4Life promising stock grants.

Resolved, that all stock grants shall be conducted so as to qualify for any applicable state exemptions regarding registration of the sale of securities, and that the officers of Oxygen4Life are authorized to qualify, register, or file all requisite papers and documents, or perform any other acts they deem necessary or advisable to comply with applicable state laws regarding stock grants.

Resolved, that the CEO is authorized and directed to send a written notice to record owners of shares of uncertificated stock in accordance with the GCL.

Action 5. Fiscal matters

Resolved, that the fiscal year of Oxygen4Life shall end on December 31 of each year.

Resolved, that the Officers are authorized and directed to open and manage bank accounts in the name of Oxygen4Life for management of the company's funds.

Resolved, that the Officers are authorized to pay and reimburse any organizational expenses, and other approved expenses, incurred by any officers, employees, and agents of Oxygen4Life, including without limitation expenses incurred prior to the incorporation.

Action 6. Online records

Resolved, that as permitted by its Bylaws, Oxygen4Life shall maintain its corporate books and records, including its minute book, online, and that all other books and records, certificates, registrations, recordations, actions (including among other things consents, acknowledgements, resolutions, waivers, votes, and ballots), minutes, signatures, and notices, whether or not described in its Bylaws, may also be made, delivered, executed, and stored online.

Resolved, that the Officers are authorized and directed to select one or more service providers for all actions of the shareholders and Board, as well as providing notices and keeping records with respect to those actions, and to approve such service's policies as those of Oxygen4Life for authenticating, counting, and recording such actions, including gathering information from which it can be determined that the consent or vote in question was authorized by the Director, stockholder, or proxy of the stockholder, in question, and for maintaining contact information for each Officer, Director, and stockholder. Such actions shall be deemed electronic transmissions made as of the date recorded or otherwise indicated by such service provider, need not be printed out, and need not be recorded, delivered, or stored, in paper form.

Resolved, that all shares of Oxygen4Life shall be uncertificated as permitted by the GCL and Bylaws, and that Oxygen4Life's ledger of shareholders shall be maintained by the online service chosen by the Officers, provided that Oxygen4Life may, in consultation with legal counsel, issue certificated shares or other forms or acknowledgements of share ownership for any class or series if deemed advisable.

Resolved, that all applications, filings, and other documents that the Officers are authorized to make by this Action and otherwise may be performed by the online document service chosen by the Officers.

Action 7. Other management items

Resolved, that the Officers are authorized and directed to apply for a U.S. Federal ID number, and make any state and local business registrations, government filings, qualifications, and licenses to do business or practice trades that they deem useful and necessary for Oxygen4Life.

Resolved, that all applications, filings, and other documents that the Officers are authorized to make by this Action may be performed by the online document service chosen by the Officers.

Resolved, that the Officers are authorized and directed to open a principal executive office, and such other offices as they deem useful for operation of Oxygen4Life's business and the convenience of its Officers and employees.

Action 8. Omnibus resolutions

Resolved, that all actions taken heretofore by the Officers and Directors of Oxygen4Life with respect to all matters contemplated by the foregoing resolutions and the transactions contemplated thereby are hereby approved, adopted, ratified, and confirmed.

Resolved, that the Officers are authorized and directed to take such other actions and sign such other documents as may be necessary or advisable to carry out the intent and accomplish the purposes of the foregoing resolutions.

Executed electronically by the Board of Oxygen4Life as of the date indicated above.

Mike Maunu, Board Member   March 28, 2022

                                                                      Date

***

First Action by the Board
Date: March 28, 2022
Id: 624134351037de0004495321
Hash: cf9db6646dd95b8094e0bbd9d42ef863b344962072e769bd829ef81b18e0d8e6

REFERENCED DOCUMENTS

Stockholder Agreement
Id: 624134341037de0004495320
Hash: 970bec8ebfdfa7f816175dc7a61bf8b64416f3fc754f1b976f1aa5f89c678c30

Action by the Incorporator
Id: 624128556cb72f0004836046
Hash: cb67a31f0185b38cb0aafbe3188f4a0c0beda9fdb73edf760ac55124f3c3c838

Bylaws
Id: 624128546cb72f0004836045
Hash: fd37d64cdf5fb29d9a9aa57cac83b2969f15869332da38d4c0829fdd0c4f2ca8

Delaware Certificate of Incorporation
Id: 621d62ed7cec120004c39866
Hash: 6d08cee4b30951f9e7cb54eb0a698ab318c007f5dd209a672cc7c313278928f3

ADDENDUM

Stock Grant Notice

{Grantee Name}
by electronic delivery

Dear **{Grantee Name}**:

By this notice, Oxygen4Life, Inc. ("**Oxygen4Life**") grants **{Grantee Name}** ("**You**") the opportunity to purchase shares of its Common Stock, according to the following terms.

Action 1. Stock Grant

Grant Shares	{——} of Common Stock
Stock Grant Date	**{Month Day, Year}**
Purchase Price per Share	${——}
Total Purchase Price	${——}

Action 2. Vesting Schedule

{If Vesting}

Shares Subject to Vesting	All {——} shares
Vesting Start Date	**{Month Day, Year}**
Vesting Interval	Monthly
Vesting Period	{——} Months
Cliff Date	**{Month Day, Year}** ({——} Months)
Shares Vested on Cliff Date	{——}
Shares per Vesting Date (after Cliff)	{——}
Acceleration Events	**{Single Trigger/Double Trigger}**
Milestones	None

{If fully vested}
All shares are fully vested upon grant.

Action 3. Other

Non-cash Payment?	If arranged with Oxygen4Life

Action 4. Description

This Stock Grant Notice sets key terms of your stock grant, with more specific terms and conditions in the Stock Purchase Agreement and Stockholder Agreement that follow.

Ownership of Oxygen4Life's stock is also governed by the company's Certificate of Incorporation and Bylaws, which

are available by link and may be requested at any time from Oxygen4Life.

Your stock-related documents and agreements stand apart from any employment, consulting engagement, or other relationship you may have with Oxygen4Life, and any other compensation you may receive with respect to your relationship with Oxygen4Life. This stock grant, by itself, does not establish any initial or ongoing right of employment or engagement by Oxygen4Life, or affect in any way any right you or Oxygen4Life may have to terminate your employment or engagement.

Action 5. Vesting {If Vesting}

Vesting will be keyed to your ongoing relationship as a "Service Provider" to Oxygen4Life as described in the Stock Purchase Agreement. How many shares of stock you may keep, if any, will depend on how long you remain with the company. You may keep all of your vested shares as of the date you leave, but Oxygen4Life can and probably will reclaim all unvested shares by repurchasing them at the same per-share price you originally paid.

Action 6. Taxes

There are some financial and tax implications of purchasing stock so you should also take the time to consult any tax planner or financial advisor you work with.

{If Vesting}
Most grantees who purchase stock subject to vesting choose to make what is known as an 83(b) tax election. To make this election, print out, sign, and file the 83(b) election form with the IRS, as explained in the accompanying instructions.

Action 7. Execution

You must sign this notice, agreeing to the attached documents, pay in the Total Purchase Price set forth above, and return the spousal consent described below if you are married, as conditions for receiving your shares. Oxygen4Life may retract or modify this notice at any time until you have done so, and it will also expire should you leave Oxygen4Life before signing, or never join.

By executing this Stock Grant Notice, you and Oxygen4Life agree to and accept the terms of the SPA and the Stockholder Agreement, and agree that your Grant Shares will be subject to the terms and conditions thereof, as well as Oxygen4Life's Certificate of Incorporation and Bylaws, all of which are attached in current form to this Stock Grant Notice. You further represent that you have read and are familiar with these agreements, including all of the transfer restrictions and other provisions of these documents as they apply to your Grant Shares.

ADDENDUM

Stock Purchase Agreement

This Stock Purchase Agreement (this "**SPA**") is a binding agreement between Oxygen4Life, Inc. (" **Oxygen4Life**"), and {**Grantee Name**} ("**You**"), with respect to your ownership of shares of Oxygen4Life Common Stocks (your " **Shares**").

Action 1. Issuance and sale of shares

1.1. Issuance. By signing the notice to which this SPA is attached (the " **Stock Grant Notice**") you purchase, and Oxygen4Life issues and sells to you, as of the date indicated in the Stock Grant Notice (the "**Issuance Date**"), the number of common shares set forth in the Stock Grant Notice.

1.2. Consideration. The per-share price (the "**Purchase Price per Share**") and total consideration (the "**Total Purchase Price**") for your Shares are as indicated in your Stock Grant Notice.

1.3. Acknowledgement. Issuance of the Shares shall be effective immediately as of the Issuance Date, and is contingent upon: (a) you and Oxygen4Life signing the Stock Grant Notice, and thereby becoming parties to this SPA and to the agreement among the stockholders of Oxygen4Life (the "**Stockholder Agreement**") that is also attached to the Stock Grant Notice, (b) if you are or will be married as of the Issuance Date, your spouse's execution of a spousal consent form, and (c) Oxygen4Life recording in its books that you have signed the Stock Grant Notice and paid the Total Purchase Price. If for any reason payment is not received or recognized (for example, due to a mistake or a bounced check), Oxygen4Life may nevertheless deem the transaction to be complete and your shares validly issued and paid for, with this SPA to be deemed a personal Promissory Note from you to Oxygen4Life with respect to any balance owing, which balance is due immediately and in full. Alternately, Oxygen4Life may rescind its offer to grant stock to you at any time before these documents are signed and the stock is paid for.

Action 2. Paperless stock records

2.1. No certificates. Your Shares are "**Uncertificated**" per §158 of the Delaware Corporation Law. Barring anything to the contrary in Oxygen4Life's Bylaws or other corporate documents, its arrangement with you, or state law, Oxygen4Life will not provide official stock certificates, and any paper or electronic representations of certificates Oxygen4Life provides are for illustration only.

2.2. Electronic records. Share ownership is recorded in Oxygen4Life's electronic books and records, which may be kept online, and evidenced by its store of signed documents and its electronic ledger of shareholders. Share assignments/transfers, encumbrances, repurchases, and other changes in stock ownership and terms of ownership may be made by documents signed physically or electronically, or by automatic operation of the terms of this SPA and other agreements. These matters will be recorded as updates to Oxygen4Life's electronic shareholder ledger.

Action 3. Vesting (the Repurchase Right)

3.1. Preliminary definitions. At any given time some or all (or potentially, none) of your Shares are "**Vested Shares**", meaning you are entitled to keep them if you leave, and the rest if any are "**Unvested Shares**", meaning Oxygen4Life has a right (the "**Repurchase Right**") to reclaim them. The process by which Unvested Shares become Vested Shares over time, called "**Vesting**", is an incremental lapse over time of the Repurchase Right with respect to your Unvested Shares. As they are released from the Repurchase Right, Unvested Shares thereby become Vested Shares.

3.2. Description of Vesting. Your Stock Grant Notice, in addition to describing the number and price of your Shares, contains your "**Vesting Schedule**", if any. Vesting is to commence on any "**Shares Subject to Vesting**" on the "**Vesting Start Date**" and occur thereafter at a "**Vesting Interval**" on regularly scheduled "**Vesting Dates**" during the "**Vesting Period**", each as specified in the Vesting Schedule. The schedule may specify a preliminary " **Cliff**" during which Vesting is deferred, conditions such as milestones to be satisfied ("**Vesting Conditions**") in order for some or all of the scheduled Vesting to occur, and other conditions ("**Acceleration Conditions**") for the early Vesting ("**Acceleration**") of some or all remaining Unvested Shares.

3.2.1. Default terms. Unless otherwise specified in your Stock Grant Notice's Vesting Schedule or by another written instrument signed by you and Oxygen4Life: (a) all of your Shares are Shares Subject to Vesting, (b) your Vesting Start Date is the first day of the month following the Issuance Date, (c) your Vesting Period is 48 months, (d) Vesting Dates occur on a monthly Vesting Interval on the first calendar day of each month, starting with the month after your Vesting Start Date, (e) Vesting is on a "straight line" basis, meaning that the number of Shares to Vest on each Vesting Date equals the number of Shares Subject to Vesting divided by the total number of Vesting Dates during the Vesting Period, (f) there is a one-year Cliff, (g) there are no Acceleration Conditions, (h) if Acceleration Conditions are specified but the amount is not stated, the amount of accelerated vesting will be 50% of Unvested Shares as of the meeting of those conditions, and (i) there are no Vesting Conditions other than that you must remain a Service Provider to Oxygen4Life on the applicable Vesting Dates for Vesting to occur, as described below.

3.2.2. Vesting Cliff. Should your Vesting Schedule specify a Cliff, then any Shares that would otherwise Vest beginning on the Vesting Start Date and continuing for the duration of the Cliff, will remain Unvested until the end of the Cliff, at which time if you are still a Service Provider they and any other Shares for which Vesting was similarly delayed will all Vest at once. Solely for purposes of illustration, and barring any provisions to the contrary, if you were granted 960 Shares subject to a monthly Vesting Interval during a 48-month Vesting Period with a 12-month Cliff, then no shares would Vest until the 12th Vesting Date, at which time 240 Shares would Vest, followed by 20 shares each month for the remaining 36 Vesting Dates.

3.2.3. Pre-vested Shares. The Repurchase Right does not apply to Shares specified as "pre-vested" (or similar terms), or that are otherwise not Shares Subject to Vesting. Further, should the Vesting Schedule specify Vesting Dates that would occur before the Issuance Date, then without otherwise changing the formula set out in this 3.2, any Shares that would have Vested but for the fact that they were not yet issued are to be pre-vested upon issuance.

3.2.4. Milestones and Vesting conditions. If your Vesting Schedule contains Vesting Conditions, then unless otherwise specified: (a) Oxygen4Life's officers and Directors will determine in good faith whether the applicable conditions have been met and, if not, whether it is possible they can be met in the future; (b) if Oxygen4Life's officers and Directors determine that it is no longer possible to meet the Vesting Conditions for a particular group of Shares (for example, after a milestone deadline has passed), those shares may be repurchased by Oxygen4Life as described in 3.6.9 below; and (c) if the Vesting conditions for a particular group of Shares is met during a Cliff period, their Vesting will be delayed until the end of the Cliff period per the provisions of 3.2.2.

3.2.5. Vesting Acceleration. If your Vesting Schedule includes Acceleration Conditions, then the specified number, percentage, or other measure of Unvested Shares that are scheduled to Vest on future Vesting Dates will instead Vest immediately upon Oxygen4Life's officers and Directors determining that those conditions have been met. Unless otherwise specified: (a) in the event of an Acceleration event the number of Unvested Shares to Vest on each remaining Vesting Date and Vesting Condition is to be proportionately reallocated so that Shares will continue to Vest on the same Vesting Schedule, only in fewer numbers; and (b) Vesting due to an Acceleration Condition that is met during a Cliff period will not be delayed until the end of the Cliff per the terms of 3.2.2.

3.2.6. Fractional shares. To avoid the Vesting of fractional Shares, the number of Shares to Vest on each Vesting Date will be truncated to the next lower whole number of Shares. Make-up Shares equal to the accumulated total of truncated fractional Shares will Vest, as necessary, at the end of your Cliff period if you have one, and again at the end of your Vesting Period, if you remain with Oxygen4Life.

3.3. Service Provider requirement. Shares continue to Vest as long as you remain a "**Service Provider**" to Oxygen4Life without interruption as of the scheduled Vesting Date. If you cease to be a Service Provider for any reason (your "**Termination**") there will be no further Vesting of your Shares following the day of your Termination, notwithstanding any other provision of your Vesting Schedule, even if all other conditions for Vesting or Acceleration are met. You are considered a Service Provider so long as one or more of the following conditions apply:

3.3.1. Employee. If you are an employee of Oxygen4Life, any parent or subsidiary (directly or by an unbroken chain of companies with each parent owning stock amounting to 50% or more of the total combined voting power of all classes of stock in the next subsidiary in the chain), successor, or company having 50% or more common ownership as Oxygen4Life (collectively, "**Oxygen4Life Companies**"), either by contract or according to the "statutory employee" laws of the prevailing jurisdiction in which you are working for Oxygen4Life ("**Employment Laws**");

3.3.2. Contractor. If you are actively engaged under and within the term of an agreement to provide regular services to any of the Oxygen4Life Companies as a consultant or independent contractor and are compensated for such services;

3.3.3. Officer, director, or advisor. If you are currently engaged formally by contract or written designation as an officer, director, or advisor to any of the Oxygen4Life Companies, whether compensated or not;

3.3.4. Temporary leave. If you are on sick leave, military leave, family leave, disability leave, or any other temporary leave of absence, provided that your leave is approved in advance by Oxygen4Life and is for a period of not more than 90 days, except that neither Oxygen4Life's approval nor the 90-day limit apply in the event reemployment is guaranteed by contract or statute and you inform Oxygen4Life promptly of the circumstances of your leave and intended return; or

3.3.5. Transition. If you are on a temporary leave or transition involving a transfer between work locations, from one Service Provider role to another, or between one Oxygen4Life Company and another Oxygen4Life Company, or a combination of the foregoing, provided that the leave or transition is mutually agreed to in advance and is completed with a lapse of no more than 90 days.

3.4. Representative as a service provider. If your Grant Notice identifies another party as being the Service Provider for Vesting purposes, then 3.3 shall be interpreted with respect to the ongoing status of that person, not you, as a Service Provider to Oxygen4Life.

3.5. Company service providers. If the party identified as "you" (or your representative for Vesting purposes, if applicable) are a company or other business organization, then Service Provider status as described in 3.3 is a matter of the company being a contractor or consultant to Oxygen4Life as set forth in 3.3.2 or an advisor as set forth in 3.3.3.

3.6. Repurchase. If you cease to be a Service Provider for any reason, then in addition to the cessation of Vesting per 3.3, Oxygen4Life or its designee(s) shall have a Repurchase Right during the 90 day period that follows (the "**Repurchase Period**") to buy back some or all of your Unvested Shares at the lesser of: (a) your original Purchase Price per Share, or (b) their fair market value as determined by Oxygen4Life's Board of Directors, without taking into account the Repurchase Right.

3.6.1. Time period. Oxygen4Life may exercise its Repurchase Right from time to time within the Repurchase Period with respect to some or all of your Unvested Shares by giving notice to you of its doing so.

3.6.2. Payment. Oxygen4Life will promptly pay you for any of your Shares that it repurchases, in cash equivalent or cancellation of indebtedness.

3.6.3. Automatic exercise. Unless Oxygen4Life notifies you otherwise in writing, Oxygen4Life shall be deemed to exercise the Repurchase Right with respect to all of your Unvested Shares at the end of the last day of the Repurchase Period.

3.6.4. Automatic effect. Share repurchases under the Repurchase Right take place automatically upon exercise and will be recorded in Oxygen4Life's books with no further action required by you or Oxygen4Life. You and Oxygen4Life agree that the repurchase price is full and fair consideration for the Shares, that if not immediately paid, the debt arising from Oxygen4Life's promise and obligation to make such payment constitutes such consideration, and that your sole right following exercise of the Repurchase Right with respect to any Unvested Shares is your right to receive the repurchase price in respect of those shares.

3.6.5. No obligation. Oxygen4Life's right to repurchase your Shares under various circumstances is not an obligation to do so.

3.6.6. Failure to return from leave. Vesting of Shares that would otherwise occur while you are on a temporary leave per 3.3.4 or 3.3.5 will be deferred and will Vest instead on the first Vesting Date after your return or, if no further Vesting Dates remain, on the earlier of your date of your return or the fifth anniversary of the date you purchased the Shares. If you fail to return or are no longer a Service Provider on that date, those Shares will not Vest at all, and the Repurchase Period will begin on the date that Oxygen4Life determines you have failed to return as agreed or as legally entitled from your leave.

3.6.7. Applies to all terminations. To the maximum extent permitted by law your Termination for purposes of this SPA is deemed to occur, and the Repurchase Right arises, without regard to whether your Termination is voluntary or involuntary, with or without cause, constructive or direct, lawful or unlawful, including by reason of death or disability, even if done in contravention of a legal or contract obligation Oxygen4Life has to you. In the event a Termination or constructive Termination is found to be unlawful or contrary to your employment or consulting agreement, or any laws applicable to the subject (including, without limitation, anti-discrimination laws, whistle-blower laws, anti-harassment laws, laws against retaliatory termination, collective bargaining arrangements, and the like), Termination will nevertheless be deemed to have occurred for purposes of your Vesting Schedule and the Repurchase Right, and you will not be entitled claim that further Vesting of Shares did or should have continued, or that a repurchase did not or should not have occurred.

3.6.8. Share ownership and vesting are not employment rights. Without limiting the generality of 8.2, the Repurchase Right, the suspension of Vesting during the Cliff period and during temporary leaves, and the cessation of Vesting if you are no longer a Service Provider, are all contract terms applicable to your ownership of Shares. You agree that these provisions are separate from and apply independently of any right or claim you may have under contract or by law (including Employment Laws) with respect to your relationship with Oxygen4Life.

3.6.9. Shares that cannot vest. A separate Repurchase Right of indefinite duration exists with respect to any Shares that cannot Vest for reasons, among others, that it has become impossible to satisfy the applicable Vesting Conditions per 3.2.4. Oxygen4Life may exercise this separate Repurchase Right at any time under the procedure set forth above, except that the repurchase price will be your original Purchase Price per Share without regard to the Shares' fair market value.

3.7. Corporate Transactions. Vesting Schedules may be adjusted in the event of a "**Corporate Transaction**". The following are considered Corporate Transactions: (a) a merger or acquisition in which Oxygen4Life is not the surviving entity, except for a transaction for purposes of reincorporating in a different jurisdiction, or a reorganization that does not result in a change of majority voting control; (b) a sale, transfer, or other disposition of substantially all of the assets of Oxygen4Life; (c) a reverse merger in which Oxygen4Life is the surviving entity but in which 50% or more of Oxygen4Life's voting stock is transferred; or (d) a transaction or series of related transactions in which a majority of Oxygen4Life's voting power is sold, other than transactions for the primary purpose of raising investment funds for Oxygen4Life.

3.7.1. New stock is subject to Vesting. On closing of a Corporate Transaction the Vesting Schedule and Repurchase Right will continue to apply to the new stock or other property, if any, you receive in exchange for your Shares, to the same extent it applied to those Shares, and may be assumed by the successor corporation or its parent company. The successor and its parent company are to be added to the list of Oxygen4Life Companies for purposes of determining your status as a Service Provider. Appropriate adjustments are to be made to the Purchase Price per Share to reflect any change in Oxygen4Life's capital structure, while maintaining the same aggregate Total Purchase Price.

3.7.2. Single Triggers. If your Vesting Schedule specifies "**Single Trigger**" Acceleration, then Vesting of the specified number or percentage (as applicable) of Unvested Shares will Accelerate immediately prior to the closing of the Corporate Transaction.

3.7.3. Double Triggers. If your Vesting Schedule specifies "**Double Trigger**" Acceleration, then Vesting of the specified number or percentage (as applicable) of Unvested Shares will Accelerate in the event you are terminated "without cause" or constructively terminated either under this SPA, Employment Laws, or as such term may be defined in any employment, consulting, advisory, or similar agreement then in effect between you and Oxygen4Life, in connection with or within 30 days before or one year after closing of a Corporate Transaction. For purposes of this SPA, and without limiting or expanding any party's rights with respect to other agreements or Employment Laws, "**Cause**" is defined as: (a) the occurrence of gross negligence or willful misconduct in connection with the performance of your duties for Oxygen4Life that leads to material harm to Oxygen4Life or a substantial ongoing risk of such harm; (b) a substantial failure to comply with policies Oxygen4Life promulgates from time to time for its personnel to follow; (c) the conviction (including by no contest plea or the like) of a felony or crime of moral turpitude that directly involves Oxygen4Life, or a crime that substantially impairs (or for which the terms or outcome of your trial, conviction, sanction, probation or parole, restitution, or other resolution substantially impair) your ability to perform your duties for Oxygen4Life; or (d) refusal, failure, or inability by you to substantially perform your duties to Oxygen4Life, or ongoing material breach of your contract with Oxygen4Life if you are a contractor. Termination under subsections (b) and (d) above shall only be effective should the conditions described continue for a period of thirty days after Oxygen4Life provides you a notice in writing, that you actually receive, stating with specificity your alleged failures and that you will be subject to termination for cause unless you become compliant within the 30-day notice period. For purposes of this 3.7.3, to be effective a notice must be in writing, actually received by you, and must state with specificity your alleged failures and that you will be subject to termination for cause unless you become compliant within the applicable notice period. Further for purposes of this 3.7.3, and without limiting or expanding any party's rights with respect to any other agreement or Employment Law, "**Constructive Termination**" means your resignation from Oxygen4Life as a result of and within thirty days of (a) your refusal of a mandatory relocation of your primary worksite to a location outside the greater metropolitan area(s) in which you are currently employed and that is more than 45 miles by transit from your current place of residence; (b) a significant reduction in your level of responsibilities, duties or job description from those in effect as of the issuance of your Shares, unless otherwise mutually agreed or for Cause; or (c) a reduction of more than 20% of your base compensation as an employee unless made in connection with similar decreases of other similarly situated employees of the company surviving the Corporate Transaction. Accelerated Vesting under this section, if any, is deemed to occur immediately prior to the events of termination described above.

3.8. Section 83(b) Election.

An 83(b) Election form is attached to this SPA for your convenience. The following applies should any of your Shares be subject to Vesting.

This paragraph is to remind you that Section 83 of the Internal Revenue Code of 1986 (the "**Tax Code**") provides that the difference between the Purchase Price per Share of any Shares that Vest on a Vesting Date, and their fair market value on that date, is reportable as ordinary income as of the date of Vesting. Should the value of your Shares increase, this could result in a substantial tax obligation even before you sell your Shares. You also understand that you may elect instead to be taxed as of the Issuance Date on the extent to which their fair market value exceeds their Purchase Price per Share as of the Issuance Date by filing an "**83(b) Election**" form with the IRS within 30 days after the Issuance Date. This is a strict deadline, with no allowance for late filing.

To make an 83(b) Election form you must print out, sign, and send this form to the IRS as instructed on the form. Neither Oxygen4Life nor its online service provider will complete or submit this form for you. It is your sole responsibility to file a timely 83(b) Election if you choose to do so. You are responsible for your own tax planning and are relying solely on your own advisors with respect to deciding whether or not to make this tax election.

Action 4. Restrictions on transfer

4.1. Generally. The Shares are covered by various limitations and restrictions affecting their transferability (collectively, "**Restrictions**") by you or any subsequent holder or owner (each, an "**Owner**"), including as applicable: (a) your Stock Grant Notice, (b) your Vesting Schedule and Oxygen4Life's Repurchase Right, (c) any agreement that attaches to the Shares to which Oxygen4Life is a party, including among other things the agreement among the stockholders of Oxygen4Life attached to your Stock Grant Notice (the "**Stockholder Agreement**"), and (d) any further restrictions, conditions, and procedures described in Oxygen4Life's Certificate of Incorporation and Bylaws, (the documents referenced in subsections (a) through (d) together, the "**Corporate Documents**"), in the version attached to your Stock Grant Notice or otherwise available from Oxygen4Life, with such amendments as you may later agree to or vote for from time to time. Neither you nor any subsequent Owner may (i) sell, pledge, hypothecate, encumber, dispose of, assign, cancel, gift, or otherwise transfer except to Oxygen4Life or its designee(s), any of the Shares or any right or interest therein, whether or not for value; (ii) make a promise, agreement, grant an option to, or endeavor to do any of the foregoing, directly or indirectly, including by way of powers of attorney, short sales, forward sales, put-equivalent positions, call-equivalent positions, or other derivative transactions; or (iii) allow any of the foregoing occurring as a matter of law, including among other things by reason of lien, attachment, exercise of a right of repurchase or other purchase option by a third party, court order, death, bankruptcy, divorce or separation, insolvency, or collections proceeding (each, a "**Disposition**"), except in compliance with these Restrictions.

4.2. Notice of terms. Because the Shares are uncertificated, they will bear no legend unless a paper or electronic representation is made (in which case a legend may be included). Nonetheless, a notice of some or all of the Restrictions applicable to the Shares may accompany any confirmation of ownership. Sample notices are as follows. Oxygen4Life may include additional or alternate notices as may be required by state and federal authorities, and to state terms that are consistent with this SPA, your Stock Grant Notice, any Stockholder Agreement, Oxygen4Life's Certificate of Incorporation and Bylaws.

4.2.1. For all Shares:

The Shares described in this communication are subject to certain restrictions on transfer according to state and federal securities laws, and further subject to one or more written agreements between Oxygen4Life and their registered holder (the "Agreements"). They may not be sold, loaned out, assigned, transferred, hypothecated, pledged, encumbered, or gifted, including by an option or agreement to do the same, unless and until they are registered under the United States Securities Act of 1933 (the "Act"), except under an applicable securities exemption. Oxygen4Life may require a legal opinion, and other evidence it deems satisfactory, before finding that such an exception applies, and also that the proposed sale does not affect the qualification of the Shares' original issuance and sale for an exception under the Act, and that it will therefore approve and recognized a proposed transfer.

The holder of the Shares, as reflected in Oxygen4Life's books and records, is entitled to receive an electronic copy of the Agreements.

4.2.2. With respect to Shares that are (1) Unvested Shares, (2) subject to a right of first refusal, or (3) subject to a co-sale right, the following, as may be applicable:

The Agreement further grants: (1) certain repurchase rights upon termination of the original purchaser's "Service Provider" relationship with Oxygen4Life; (2) certain rights of first refusal for Oxygen4Life or its designees to repurchase the Shares in the event of a proposed Distribution; and (3) certain co-sale rights for parties designated by Oxygen4Life to sell securities alongside the owner in the event of a proposed Disposition.

4.3. Shareholder rights. Until and unless Oxygen4Life exercises its Repurchase Right, you will have all of the rights of a shareholder with respect to both your Vested Shares and your Unvested Shares, unless otherwise agreed. Notwithstanding the foregoing, neither you nor any subsequent Owner may make a Disposition of any Shares that are the subject to a Repurchase Right or are otherwise Unvested Shares, except with respect to a "Permitted Transfer", all as set forth in the Stockholder Agreement.

Action 5. Mutual representations

Each party (you and Oxygen4Life) warrants and represents the following to the other:

5.1. Binding effect. This SPA, when mutually signed, will be a valid and binding obligation, enforceable on the party in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of a specific performance, injunctive relief, or other equitable remedies.

5.2. Power. It has all requisite power and authority to execute and enter this SPA and to carry out and perform its obligations under its terms.

5.3. Good standing. If a corporate entity, it is duly organized, validly existing, and in good standing under the laws of its jurisdictions, and has all power and authority required to own and operate its properties and assets and to carry on its business as conducted and as proposed.

5.4. No conflicts. Entering, performing under, and complying with this SPA (including the issuance of shares by Oxygen4Life and ownership by you) will not result in any violation, conflict, or default under any agreements, laws, regulations, judgments, settlements, orders, decrees, or other obligations (collectively, "**Legal Duties**") to which that party is subject.

5.5. No litigation. There is no pending or threatened lawsuit, action, claim, proceeding, or investigation against the party that adversely affects or challenges the validity of this SPA or that would impair the party's ability to comply with any provision of this SPA.

Action 6. Representations by Oxygen4Life

Oxygen4Life warrants and represents the following:

6.1. Authority. All corporate action has been taken on the part of Oxygen4Life, its directors and shareholders, necessary for the authorization, execution, delivery, and performance of this SPA by Oxygen4Life, the authorization, sale, issuance and delivery of the Shares and the performance of all of Oxygen4Life's obligations hereunder.

6.2. Valid issuance. The Shares will be validly issued, fully paid, and nonassessable and will have the rights, preferences, privileges, and restrictions described in this SPA and in Oxygen4Life's Certificate of Incorporation.

6.3. Compliance with other instruments. It is not in violation in any material respect of any term of its Certificate of Incorporation or Bylaws, mortgage, indebtedness, indenture, contract, agreement, instrument, judgment or decree, and to the best of its knowledge is not in violation of any Legal Duties that would materially and adversely affect it. It is duly qualified to do business and in good standing in each jurisdiction where failure to qualify would cause a material adverse effect to its business.

6.4. Government consent. Oxygen4Life is not required to file for, declare, designate, or otherwise obtain any consent, approval, authorization, or notice from any governmental entity in connection with entering this SPA or issuing your Shares, except for: (a) filing its Certificate of Incorporation in Delaware, and (b) qualifying (or securing an exemption as may be necessary) for the issuance of Shares under applicable state securities laws. These filings and qualifications, if required, will be accomplished in a timely manner.

Action 7. Representations by you

You warrant and represent the following:

7.1. Informed decision. Before acquiring your Shares, you acquired sufficient information about Oxygen4Life to make an informed, knowledgeable decision to do so. You have enough knowledge and experience in business and financial matters to be aware of the risks of the prospective investment, which include a risk that the Shares will be unsaleable, have no value, or be a total loss, resulting in a complete loss of your investment in them. You are able to bear the risk of that loss.

7.2. Understanding. You received, read, and understand the meaning and legal consequences of your Stock Grant Notice, this SPA, any Stockholder Agreement, Oxygen4Life's Certificate of Incorporation and Bylaws, and any other attached documents. You understand and agree to the market standoff, Repurchase Right, Right of First Refusal / Co-Sale Right, and drag-along provisions, among others, contained in these agreements. You understand the representations and warranties you make in this SPA, which are true, accurate, and complete as of the time you sign it.

7.3. Own account. You are acquiring the Shares for your own account, not as a nominee or agent, and not with a view to resell, distribute, or otherwise make a Disposition of any of them. You are under no Legal Duty, nor any undertaking or arrangement, to make a Disposition of any of the Shares to any third party.

7.4. Taxes. You understand that you are entirely responsible for determining and paying any taxes applicable to your ownership of the Shares, and that you may face uncertain or adverse tax consequences arising from owning or selling them. You acknowledge that you have been advised to seek the advice of your own tax counsel, and that you are not relying on Oxygen4Life or its counsel for tax advice.

7.5. No public market. You understand that there is no public market for the Shares and that Oxygen4Life makes no assurance that a public market will ever exist for them.

7.6. Rule 144. You are aware of Rule 144, adopted by Securities and Exchange Commission (the "**Commission**") under the Act to permit limited public resales of securities acquired in a nonpublic offering, if certain conditions are satisfied. You understand that these conditions include availability of certain current public information about the issuer, a one-year holding period, the requirement to use a broker in an unsolicited "**Broker's Transaction**", and limits on the amount of securities that can be sold during any 3-month period. You are informed that Oxygen4Life does not promise to satisfy the public information requirement or other conditions required of it at the time you may wish to sell your Shares, which may preclude you from selling them even after satisfying the holding period requirement.

7.7. Restricted securities. You understand that the Shares have not been registered under the Act and are being issued in reliance on an exemption under Section 4(2) of Regulation D of the Act, by Rule 701 of the Commission for stock issuances under compensatory benefit arrangements, or by other applicable exemptions. You understand that the Shares are subject to various limitations and restrictions imposed by law, in addition to those imposed by this SPA, and that Oxygen4Life may provide notice of some or all of these limitations in restrictions in notices, confirmations, or communications made to prospective purchasers and others seeking confirmation of the Shares and your ownership of them.

7.8. Non-US persons. If you are not a United States person (as defined by Section 7701(a)(30) of the Tax Code), you represent that you have satisfied yourself as to the full observance of the laws of your jurisdiction in connection with any invitation to subscribe for the Shares or any use of this SPA, including (i) the legal requirements within your jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Your subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of your jurisdiction.

Action 8. Other terms

8.1. Adjustments. In the event of a stock dividend, stock split, or other change made without consideration affecting Oxygen4Life's outstanding Common Stock as a class, and in the event of a recapitalization, merger, reorganization, exchange or the like, any new, substituted, or additional securities will be considered Shares, and will remain subject to all of the terms and conditions of this SPA, including the Restrictions described in 4.1, to the same extent the Shares were previously covered by such provisions. Appropriate adjustments are to be made to the Purchase Price per Share and other provisions to reflect any restructuring of Oxygen4Life's capital structure, while maintaining the same aggregate Total Purchase Price. Any money or other property distributed with respect to the Shares (including money paid other than as a regular cash dividend) will also remain subject to the Vesting Schedule and Repurchase Right.

8.2. No employment rights conferred. Other than as may be provided by law, your rights as a shareholder of Oxygen4Life are entirely separate and independent from any rights you may have as an employee, officer, director, contractor, or other Service Provider, as the case may be. Neither this SPA nor any agreements or actions undertaken by Oxygen4Life in carrying it out, gives you any rights to be or remain a Service Provider, or alter the "at will" nature (or other termination provisions) of any relationship you have with Oxygen4Life. It is not a failure of consideration for or breach of any relationship agreement between you and Oxygen4Life that your Shares are or become unsaleable or worthless. Any right or claim you have as a shareholder against Oxygen4Life, whether due to breach, negligence, securities compliance, or other alleged failure by Oxygen4Life, does not create a corresponding cause of action against Oxygen4Life with respect to your being a Service Provider.

8.3. Notices and delivery. All notices may be made in person, by bonded local or nationally recognized courier service, by electronic delivery if personal receipt is confirmed or acknowledged, or by posting to an online service that the recipient has consented to use. Except as required by law, all signatures, documents, and communications may be made electronically.

8.4. Modification and waiver. Any modification of or waiver of any party's rights under this SPA must be in writing, signed by the party against whom the modification or waiver is sought. Any failure by Oxygen4Life or its designees in any instance to exercise their Repurchase Right or other right, does not constitute a waiver of any other rights that may continue or subsequently arise under this SPA. A waiver of a breach or condition of this SPA does not constitute a waiver of any other breach or condition, or a subsequent breach or condition, of like or different nature, under this SPA or any other agreement between the parties.

8.5. Disputes. This SPA is governed by, and is to be construed in accordance with, the laws of the State of Delaware as Delaware laws are applied to contracts entered into and performed in that State. Any disputes between the parties arising out of or relating to this SPA shall be heard in a court of competent jurisdiction located nearest or most convenient to the headquarters of Oxygen4Life.

8.6. Electronic signature. This SPA may be signed electronically. By signing online, you are receiving a copy of this SPA and notice of all of its terms. Verified copies of the electronically signed document are to be treated as originals.

8.7. Plain English construction. This SPA is drafted in plain English where practical so that non-lawyer parties may better understand its terms. Where reasonable, terms are to be given their common English meaning except as specifically designated (generally, definitions are capitalized, with the definition or first reference quoted and in bold). Markers such as "thereafter," "therefor," and "such" are avoided in favor of common pronouns, which in cases of ambiguity apply to the most obvious reference. Statements that things "are" or "will be" a certain way (rather than "shall be" and are "hereby" that way), and their grammatical variants, are intended to be legally operative as contract promises, agreements on a thing's status or disposition, agreements on interpretation, or representations, depending on context, rather mere descriptions or observations of fact. In the interest of legibility italics and other means of emphasis are used to highlight important sections and to provide instructions, rather than all caps. Headings are for convenience only and are not part of the agreement between the parties.

8.8. Entire agreement. This SPA along with your Stock Grant Notice, any Stockholder Agreement, and other attachments, subject to Oxygen4Life's Bylaws and Certificate of Incorporation, are the entire and complete agreement between the parties with respect to your Shares. By executing this SPA and accepting issuance of your Shares, you acknowledge and agree that Oxygen4Life has satisfied any obligation contained in any employment, engagement, advisory, or option grant agreement, or other oral or written understanding you may have had with Oxygen4Life, with respect to stock or option grants, which agreements and understandings are hereby superseded by this SPA with respect to the Shares granted by this SPA, and you forever waive any claim that the equity grant described herein was in error or otherwise not in accordance therewith. If you purchase or otherwise obtain equity shares, debt instruments, options, or other property or security of Oxygen4Life by a separate transaction, they are not the subject of this SPA and will be covered in a separate agreement between you and Oxygen4Life, provided that any attached Stockholder Agreement may, by its terms, apply to some or all securities you hold of Oxygen4Life.

8.9. Successors and assigns. The provisions of this SPA inure to the benefit of, and are binding on, Oxygen4Life and its successors and assigns on the one hand, and (without limiting the Restrictions) on you and your legal representatives, heirs, legatees, distributees, assigns and transferees by operation of law on the other, whether or not these parties become a party to this SPA and have agreed in writing to be bound by its terms and conditions.

8.10. Undertaking. You agree to take whatever additional action and execute whatever additional documents Oxygen4Life may reasonably deem necessary or advisable in order to carry out the obligations or restrictions imposed you under this SPA.

8.11. Privacy. In accordance with the U.S. Federal Trade Commission privacy rule 16 C.F.R. Part 313, you are advised that your Shares are financial products and securities that you have requested and authorized, and that Oxygen4Life may therefore disclose nonpublic personal information concerning you to its investors and other securities holders, as well as its lawyers, accountants, and other service providers. Services that Oxygen4Life and its providers use for maintaining shareholder records may have their own separate privacy notices and terms.

8.12. IRS Circular 230 disclosure. Any discussion of United States federal tax issues contained in or concerning this SPA, by the parties and their respective counsel, is not intended or written to be relied on by the other for purpose of avoiding penalties imposed under the Tax Code. Each party should seek advice from an independent tax adviser based on their particular circumstances.

<center>**ADDENDUM**</center>

<center>**Stock Grant Notice**</center>

{Grantee Name}
by electronic delivery

Dear {**Grantee Name**}:

By this notice, Oxygen4Life, Inc. ("**Oxygen4Life**") grants {**Grantee Name**} ("**You**") the opportunity to purchase shares of its Common Stock, according to the following terms.

Action 1. Stock Grant

Grant Shares	{——} of Common Stock
Stock Grant Date	{**Month Day, Year**}
Purchase Price per Share	${——}
Total Purchase Price	${——}

Action 2. Vesting Schedule

{If Vesting}

Shares Subject to Vesting	All {——} shares
Vesting Start Date	{**Month Day, Year**}
Vesting Interval	Monthly
Vesting Period	{——} Months
Cliff Date	{**Month Day, Year**} ({——} Months)
Shares Vested on Cliff Date	{——}
Shares per Vesting Date (after Cliff)	{——}
Acceleration Events	{**Single Trigger/Double Trigger**}
Milestones	None

{If fully vested}
All shares are fully vested upon grant.

Action 3. Other

Non-cash Payment?	If arranged with Oxygen4Life

Action 4. Description

This Stock Grant Notice sets key terms of your stock grant, with more specific terms and conditions in the Stock Purchase Agreement and Stockholder Agreement that follow.

Ownership of Oxygen4Life's stock is also governed by the company's Certificate of Incorporation and Bylaws, which

are available by link and may be requested at any time from Oxygen4Life.

Your stock-related documents and agreements stand apart from any employment, consulting engagement, or other relationship you may have with Oxygen4Life, and any other compensation you may receive with respect to your relationship with Oxygen4Life. This stock grant, by itself, does not establish any initial or ongoing right of employment or engagement by Oxygen4Life, or affect in any way any right you or Oxygen4Life may have to terminate your employment or engagement.

Action 5. Vesting {If Vesting}

Vesting will be keyed to your ongoing relationship as a "Service Provider" to Oxygen4Life as described in the Stock Purchase Agreement. How many shares of stock you may keep, if any, will depend on how long you remain with the company. You may keep all of your vested shares as of the date you leave, but Oxygen4Life can and probably will reclaim all unvested shares by repurchasing them at the same per-share price you originally paid.

Action 6. Taxes

There are some financial and tax implications of purchasing stock so you should also take the time to consult any tax planner or financial advisor you work with.

{If Vesting}
Most grantees who purchase stock subject to vesting choose to make what is known as an 83(b) tax election. To make this election, print out, sign, and file the 83(b) election form with the IRS, as explained in the accompanying instructions.

Action 7. Execution

You must sign this notice, agreeing to the attached documents, pay in the Total Purchase Price set forth above, and return the spousal consent described below if you are married, as conditions for receiving your shares. Oxygen4Life may retract or modify this notice at any time until you have done so, and it will also expire should you leave Oxygen4Life before signing, or never join.

By executing this Stock Grant Notice, you and Oxygen4Life agree to and accept the terms of the SPA and the Stockholder Agreement, and agree that your Grant Shares will be subject to the terms and conditions thereof, as well as Oxygen4Life's Certificate of Incorporation and Bylaws, all of which are attached in current form to this Stock Grant Notice. You further represent that you have read and are familiar with these agreements, including all of the transfer restrictions and other provisions of these documents as they apply to your Grant Shares.

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this "**SPA**") is a binding agreement between Oxygen4Life, Inc. (" **Oxygen4Life**"), and Mike Maunu ("**You**"), with respect to your ownership of shares of Oxygen4Life Common Stocks (your " **Shares**").

1. Issuance and sale of shares

1.1. Issuance. By signing the notice to which this SPA is attached (the "**Stock Grant Notice**") you purchase, and Oxygen4Life issues and sells to you, as of the date indicated in the Stock Grant Notice (the "**Issuance Date**"), the number of common shares set forth in the Stock Grant Notice.

1.2. Consideration. The per-share price (the "**Purchase Price per Share**") and total consideration (the "**Total Purchase Price**") for your Shares are as indicated in your Stock Grant Notice.

1.3. Acknowledgement. Issuance of the Shares shall be effective immediately as of the Issuance Date, and is contingent upon: (a) you and Oxygen4Life signing the Stock Grant Notice, and thereby becoming parties to this SPA and to the agreement among the stockholders of Oxygen4Life (the "**Stockholder Agreement**") that is also attached to the Stock Grant Notice, (b) if you are or will be married as of the Issuance Date, your spouse's execution of a spousal consent form, and (c) Oxygen4Life recording in its books that you have signed the Stock Grant Notice and paid the Total Purchase Price. If for any reason payment is not received or recognized (for example, due to a mistake or a bounced check), Oxygen4Life may nevertheless deem the transaction to be complete and your shares validly issued and paid for, with this SPA to be deemed a personal Promissory Note from you to Oxygen4Life with respect to any balance owing, which balance is due immediately and in full. Alternately, Oxygen4Life may rescind its offer to grant stock to you at any time before these documents are signed and the stock is paid for.

2. Paperless stock records

2.1. No certificates. Your Shares are "**Uncertificated**" per §158 of the Delaware Corporation Law. Barring anything to the contrary in Oxygen4Life's Bylaws or other corporate documents, its arrangement with you, or state law, Oxygen4Life will not provide official stock certificates, and any paper or electronic representations of certificates Oxygen4Life provides are for illustration only.

2.2. Electronic records. Share ownership is recorded in Oxygen4Life's electronic books and records, which may be kept online, and evidenced by its store of signed documents and its electronic ledger of shareholders. Share assignments/transfers, encumbrances, repurchases, and other changes in stock ownership and terms of ownership may be made by documents signed physically or electronically, or by automatic operation of the terms of this SPA and other agreements. These matters will be recorded as updates to Oxygen4Life's electronic shareholder ledger.

3. Vesting (the Repurchase Right)

3.1. Preliminary definitions. At any given time some or all (or potentially, none) of your Shares are "**Vested Shares**", meaning you are entitled to keep them if you leave, and the rest if any are "**Unvested Shares**", meaning Oxygen4Life has a right (the "**Repurchase Right**") to reclaim them. The process by which Unvested Shares become Vested Shares over time, called "**Vesting**", is an incremental lapse over time of the Repurchase Right with respect to your Unvested Shares. As they are released from the Repurchase Right, Unvested Shares thereby become Vested Shares.

3.2. Description of Vesting. Your Stock Grant Notice, in addition to describing the number and price of your Shares, contains your "**Vesting Schedule**", if any. Vesting is to commence on any "**Shares Subject to Vesting**" on the "**Vesting Start Date**" and occur thereafter at a "**Vesting Interval**" on regularly scheduled "**Vesting Dates**" during the "**Vesting Period**", each as specified in the Vesting Schedule. The schedule may specify a preliminary " **Cliff**" during which Vesting is deferred, conditions such as milestones to be satisfied ("**Vesting Conditions**") in order for some or all of the scheduled Vesting to occur, and other conditions ("**Acceleration Conditions**") for the early Vesting ("**Acceleration**") of some or all remaining Unvested Shares.

3.2.1. Default terms. Unless otherwise specified in your Stock Grant Notice's Vesting Schedule or by another written instrument signed by you and Oxygen4Life: (a) all of your Shares are Shares Subject to Vesting, (b) your Vesting Start Date is the first day of the month following the Issuance Date, (c) your Vesting Period is 48 months, (d) Vesting Dates occur on a monthly Vesting Interval on the first calendar day of each month, starting with the month after your Vesting Start Date, (e) Vesting is on a "straight line" basis, meaning that the number of Shares to Vest on each Vesting Date equals the number of Shares Subject to Vesting divided by the total number of Vesting Dates during the Vesting Period, (f) there is a one-year Cliff, (g) there are no Acceleration Conditions, (h) if Acceleration Conditions are specified but the amount is not stated, the amount of accelerated vesting will be 50% of Unvested Shares as of the meeting of those conditions, and (i) there are no Vesting Conditions other than that you must remain a Service Provider to Oxygen4Life on the applicable Vesting Dates for Vesting to occur, as described below.

3.2.2. Vesting Cliff. Should your Vesting Schedule specify a Cliff, then any Shares that would otherwise Vest beginning on the Vesting Start Date and continuing for the duration of the Cliff, will remain Unvested until the end of the Cliff, at which time if you are still a Service Provider they and any other Shares for which Vesting was similarly delayed will all Vest at once. Solely for purposes of illustration, and barring any provisions to the contrary, if you were granted 960 Shares subject to a monthly Vesting Interval during a 48-month Vesting Period with a 12-month Cliff, then no shares would Vest until the 12th Vesting Date, at which time 240 Shares would Vest, followed by 20 shares each month for the remaining 36 Vesting Dates.

3.2.3. Pre-vested Shares. The Repurchase Right does not apply to Shares specified as "pre-vested" (or similar terms), or that are otherwise not Shares Subject to Vesting. Further, should the Vesting Schedule specify Vesting Dates that would occur before the Issuance Date, then without otherwise changing the formula set out in this Section 3.2, any Shares that would have Vested but for the fact that they were not yet issued are to be pre-vested upon issuance.

3.2.4. Milestones and Vesting conditions. If your Vesting Schedule contains Vesting Conditions, then unless otherwise specified: (a) Oxygen4Life's officers and Directors will determine in good faith whether the applicable conditions have been met and, if not, whether it is possible they can be met in the future; (b) if Oxygen4Life's officers and Directors determine that it is no longer possible to meet the Vesting Conditions for a particular group of Shares (for example, after a milestone deadline has passed), those shares may be repurchased by Oxygen4Life as described in Section 3.6.9 below; and (c) if the Vesting conditions for a particular group of Shares is met during a Cliff period, their Vesting will be delayed until the end of the Cliff period per the provisions of Section 3.2.2.

3.2.5. Vesting Acceleration. If your Vesting Schedule includes Acceleration Conditions, then the specified number, percentage, or other measure of Unvested Shares that are scheduled to Vest on future Vesting Dates will instead Vest immediately upon Oxygen4Life's officers and Directors determining that those conditions have been met. Unless otherwise specified: (a) in the event of an Acceleration event the number of Unvested Shares to Vest on each remaining Vesting Date and Vesting Condition is to be proportionately reallocated so that Shares will continue to Vest on the same Vesting Schedule, only in fewer numbers; and (b) Vesting due to an Acceleration Condition that is met during a Cliff period will not be delayed until the end of the Cliff per the terms of Section 3.2.2.

3.2.6. Fractional shares. To avoid the Vesting of fractional Shares, the number of Shares to Vest on each Vesting Date will be truncated to the next lower whole number of Shares. Make-up Shares equal to the accumulated total of truncated fractional Shares will Vest, as necessary, at the end of your Cliff period if you have one, and again at the end of your Vesting Period, if you remain with Oxygen4Life.

3.3. Service Provider requirement. Shares continue to Vest as long as you remain a "**Service Provider**" to Oxygen4Life without interruption as of the scheduled Vesting Date. If you cease to be a Service Provider for any reason (your "**Termination**") there will be no further Vesting of your Shares following the day of your Termination, notwithstanding any other provision of your Vesting Schedule, even if all other conditions for Vesting or Acceleration are met. You are considered a Service Provider so long as one or more of the following conditions apply:

3.3.1. Employee. If you are an employee of Oxygen4Life, any parent or subsidiary (directly or by an unbroken chain of companies with each parent owning stock amounting to 50% or more of the total combined voting power of all classes of stock in the next subsidiary in the chain), successor, or company having 50% or more common ownership as Oxygen4Life (collectively, "**Oxygen4Life Companies**"), either by contract or according to the "statutory employee" laws of the prevailing jurisdiction in which you are working for Oxygen4Life ("**Employment Laws**");

3.3.2. Contractor. If you are actively engaged under and within the term of an agreement to provide regular services to any of the Oxygen4Life Companies as a consultant or independent contractor and are compensated for such services;

3.3.3. Officer, director, or advisor. If you are currently engaged formally by contract or written designation as an officer, director, or advisor to any of the Oxygen4Life Companies, whether compensated or not;

3.3.4. Temporary leave. If you are on sick leave, military leave, family leave, disability leave, or any other temporary leave of absence, provided that your leave is approved in advance by Oxygen4Life and is for a period of not more than 90 days, except that neither Oxygen4Life's approval nor the 90-day limit apply in the event reemployment is guaranteed by contract or statute and you inform Oxygen4Life promptly of the circumstances of your leave and intended return; or

3.3.5. Transition. If you are on a temporary leave or transition involving a transfer between work locations, from one Service Provider role to another, or between one Oxygen4Life Company and another Oxygen4Life Company, or a combination of the foregoing, provided that the leave or transition is mutually agreed to in advance and is completed with a lapse of no more than 90 days.

3.4. Representative as a service provider. If your Grant Notice identifies another party as being the Service Provider for Vesting purposes, then Section 3.3 shall be interpreted with respect to the ongoing status of that person, not you, as a Service Provider to Oxygen4Life.

3.5. Company service providers. If the party identified as "you" (or your representative for Vesting purposes, if applicable) are a company or other business organization, then Service Provider status as described in Section 3.3 is a matter of the company being a contractor or consultant to Oxygen4Life as set forth in Section 3.3.2 or an advisor as set forth in Section 3.3.3.

3.6. Repurchase. If you cease to be a Service Provider for any reason, then in addition to the cessation of Vesting per Section 3.3, Oxygen4Life or its designee(s) shall have a Repurchase Right during the 90 day period that follows (the "**Repurchase Period**") to buy back some or all of your Unvested Shares at the lesser of: (a) your original Purchase Price per Share, or (b) their fair market value as determined by Oxygen4Life's Board of Directors, without taking into account the Repurchase Right.

3.6.1. Time period. Oxygen4Life may exercise its Repurchase Right from time to time within the Repurchase Period with respect to some or all of your Unvested Shares by giving notice to you of its doing so.

3.6.2. Payment. Oxygen4Life will promptly pay you for any of your Shares that it repurchases, in cash equivalent or cancellation of indebtedness.

3.6.3. Automatic exercise. Unless Oxygen4Life notifies you otherwise in writing, Oxygen4Life shall be deemed to exercise the Repurchase Right with respect to all of your Unvested Shares at the end of the last day of the Repurchase Period.

3.6.4. Automatic effect. Share repurchases under the Repurchase Right take place automatically upon exercise and will be recorded in Oxygen4Life's books with no further action required by you or Oxygen4Life. You and Oxygen4Life agree that the repurchase price is full and fair consideration for the Shares, that if not immediately paid, the debt arising from Oxygen4Life's promise and obligation to make such payment constitutes such consideration, and that your sole right following exercise of the Repurchase Right with respect to any Unvested Shares is your right to receive the repurchase price in respect of those shares.

3.6.5. No obligation. Oxygen4Life's right to repurchase your Shares under various circumstances is not an obligation to do so.

3.6.6. Failure to return from leave. Vesting of Shares that would otherwise occur while you are on a temporary leave per Section 3.3.4 or Section 3.3.5 will be deferred and will Vest instead on the first Vesting Date after your return or, if no further Vesting Dates remain, on the earlier of your date of your return or the fifth anniversary of the date you purchased the Shares. If you fail to return or are no longer a Service Provider on that date, those Shares will not Vest at all, and the Repurchase Period will begin on the date that Oxygen4Life determines you have failed to return as agreed or as legally entitled from your leave.

3.6.7. Applies to all terminations. To the maximum extent permitted by law your Termination for purposes of this SPA is deemed to occur, and the Repurchase Right arises, without regard to whether your Termination is voluntary or involuntary, with or without cause, constructive or direct, lawful or unlawful, including by reason of death or disability, even if done in contravention of a legal or contract obligation Oxygen4Life has to you. In the event a Termination or constructive Termination is found to be unlawful or contrary to your employment or consulting agreement, or any laws applicable to the subject (including, without limitation, anti-discrimination laws, whistle-blower laws, anti-harassment laws, laws against retaliatory termination, collective bargaining arrangements, and the like), Termination will nevertheless be deemed to have occurred for purposes of your Vesting Schedule and the Repurchase Right, and you will not be entitled claim that further Vesting of Shares did or should have continued, or that a repurchase did not or should not have occurred.

3.6.8. Share ownership and vesting are not employment rights. Without limiting the generality of Section 8.2, the Repurchase Right, the suspension of Vesting during the Cliff period and during temporary leaves, and the cessation of Vesting if you are no longer a Service Provider, are all contract terms applicable to your ownership of Shares. You agree that these provisions are separate from and apply independently of any right or claim you may have under contract or by law (including Employment Laws) with respect to your relationship with Oxygen4Life.

3.6.9. Shares that cannot vest. A separate Repurchase Right of indefinite duration exists with respect to any Shares that cannot Vest for reasons, among others, that it has become impossible to satisfy the applicable Vesting Conditions per Section 3.2.4. Oxygen4Life may exercise this separate Repurchase Right at any time under the procedure set forth above, except that the repurchase price will be your original Purchase Price per Share without regard to the Shares' fair market value.

3.7. Corporate Transactions. Vesting Schedules may be adjusted in the event of a "**Corporate Transaction**". The following are considered Corporate Transactions: (a) a merger or acquisition in which Oxygen4Life is not the surviving entity, except for a transaction for purposes of reincorporating in a different jurisdiction, or a reorganization that does not result in a change of majority voting control; (b) a sale, transfer, or other disposition of substantially all of the assets of Oxygen4Life; (c) a reverse merger in which Oxygen4Life is the surviving entity but in which 50% or more of Oxygen4Life's voting stock is transferred; or (d) a transaction or series of related transactions in which a majority of Oxygen4Life's voting power is sold, other than transactions for the primary purpose of raising investment funds for Oxygen4Life.

3.7.1. New stock is subject to Vesting. On closing of a Corporate Transaction the Vesting Schedule and Repurchase Right will continue to apply to the new stock or other property, if any, you receive in exchange for your Shares, to the same extent it applied to those Shares, and may be assumed by the successor corporation or its parent company. The successor and its parent company are to be added to the list of Oxygen4Life Companies for purposes of determining your status as a Service Provider. Appropriate adjustments are to be made to the Purchase Price per Share to reflect any change in Oxygen4Life's capital structure, while maintaining the same aggregate Total Purchase Price.

3.7.2. Single Triggers. If your Vesting Schedule specifies "**Single Trigger**" Acceleration, then Vesting of the specified number or percentage (as applicable) of Unvested Shares will Accelerate immediately prior to the closing of the Corporate Transaction.

3.7.3. Double Triggers. If your Vesting Schedule specifies "**Double Trigger**" Acceleration, then Vesting of the specified number or percentage (as applicable) of Unvested Shares will Accelerate in the event you are terminated "without cause" or constructively terminated either under this SPA, Employment Laws, or as such term may be defined in any employment, consulting, advisory, or similar agreement then in effect between you and Oxygen4Life, in connection with or within 30 days before or one year after closing of a Corporate Transaction. For purposes of this SPA, and without limiting or expanding any party's rights with respect to other agreements or Employment Laws, "**Cause**" is defined as: (a) the occurrence of gross negligence or willful misconduct in connection with the performance of your duties for Oxygen4Life (b) a substantial failure to comply with policies and directives Oxygen4Life promulgates from time to time for its personnel to follow; (c) the conviction (including by no contest plea or the like) of a felony or crime of moral turpitude, or any crime that materially affects Oxygen4Life or impairs (or for which the terms or outcome of your trial, conviction, sanction, probation or parole, restitution, or other resolution substantially impair) your ability to perform your duties for Oxygen4Life; or (d) a material refusal, failure, or inability by you to perform your duties to Oxygen4Life; or (e) ongoing material breach of your contract with Oxygen4Life. Termination under subsections (b), (d), or (e) above shall only be effective should the conditions described continue for a period of thirty days after Oxygen4Life provides you a notice in writing, stating with specificity your alleged failures and that you will be subject to termination for cause unless you become compliant within the 30-day notice period. For purposes of this Section 3.7.3, to be effective a notice must be in writing, actually received by you, and must state with specificity your alleged failures and that you will be subject to termination for cause unless you become compliant within the applicable notice period. Further for purposes of this Section 3.7.3, and without limiting or expanding any party's rights with respect to any other agreement or Employment Law, "**Constructive Termination**" means your resignation from Oxygen4Life as a result of and within thirty days of (a) your refusal of a mandatory relocation of your primary worksite to a location outside the greater metropolitan area(s) in which you are currently employed and that is more than 45 miles by transit from your current place of residence; (b) a significant reduction in your level of responsibilities, duties or job description from those in effect as of the issuance of your Shares, unless otherwise mutually agreed or for Cause; or (c) a reduction of more than 20% of your base compensation as an employee unless made in connection with similar decreases of other similarly situated employees of the company surviving the Corporate Transaction. Accelerated Vesting under this section, if any, is deemed to occur immediately prior to the events of termination described above.

3.8. Section 83(b) Election.

An 83(b) Election form is attached to this SPA for your convenience. The following applies should any of your Shares be subject to Vesting.

This paragraph is to remind you that Section 83 of the Internal Revenue Code of 1986 (the " **Tax Code**") provides that the difference between the Purchase Price per Share of any Shares that Vest on a Vesting Date, and their fair market value on that date, is reportable as ordinary income as of the date of Vesting. Should the value of your Shares increase, this could result in a substantial tax obligation even before you sell your Shares. You also understand that you may elect instead to be taxed as of the Issuance Date on the extent to which their fair market value exceeds their Purchase Price per Share as of the Issuance Date by filing an "**83(b) Election**" form with the IRS within 30 days after the Issuance Date. This is a strict deadline, with no allowance for late filing.

To make an 83(b) Election form you must print out, sign, and send this form to the IRS as instructed on the form. Neither Oxygen4Life nor its online service provider will complete or submit this form for you. It is your sole responsibility to file a timely 83(b) Election if you choose to do so. You are responsible for your own tax planning and are relying solely on your own advisors with respect to deciding whether or not to make this tax election.

4. Restrictions on transfer

4.1. Generally. The Shares are covered by various limitations and restrictions affecting their transferability (collectively, "**Restrictions**") by you or any subsequent holder or owner (each, an "**Owner**"), including as applicable: (a) your Stock Grant Notice, (b) your Vesting Schedule and Oxygen4Life's Repurchase Right, (c) any agreement that attaches to the Shares to which Oxygen4Life is a party, including among other things the agreement among the stockholders of Oxygen4Life attached to your Stock Grant Notice (the "**Stockholder Agreement**"), and (d) any further restrictions, conditions, and procedures described in Oxygen4Life's Certificate of Incorporation and Bylaws, (the documents referenced in subsections (a) through (d) together, the "**Corporate Documents**"), in the version attached to your Stock Grant Notice or otherwise available from Oxygen4Life, with such amendments as you may later agree to or vote for from time to time. Neither you nor any subsequent Owner may (i) sell, pledge, hypothecate, encumber, dispose of, assign, cancel, gift, or otherwise transfer except to Oxygen4Life or its designee(s), any of the Shares or any right or interest therein, whether or not for value; (ii) make a promise, agreement, grant an option to, or endeavor to do any of the foregoing, directly or indirectly, including by way of powers of attorney, short sales, forward sales, put-equivalent positions, call-equivalent positions, or other derivative transactions; or (iii) allow any of the foregoing occurring as a matter of law, including among other things by reason of lien, attachment, exercise of a right of repurchase or other purchase option by a third party, court order, death, bankruptcy, divorce or separation, insolvency, or collections proceeding (each, a "**Disposition**"), except in compliance with these Restrictions.

4.2. Notice of terms. Because the Shares are uncertificated, they will bear no legend unless a paper or electronic representation is made (in which case a legend may be included). Nonetheless, a notice of some or all of the Restrictions applicable to the Shares may accompany any confirmation of ownership. Sample notices are as follows. Oxygen4Life may include additional or alternate notices as may be required by state and federal authorities, and to state terms that are consistent with this SPA, your Stock Grant Notice, any Stockholder Agreement, Oxygen4Life's Certificate of Incorporation and Bylaws.

4.2.1. For all Shares:

The Shares described in this communication are subject to certain restrictions on transfer according to state and federal securities laws, and further subject to one or more written agreements between Oxygen4Life and their registered holder (the "Agreements"). They may not be sold, loaned out, assigned, transferred, hypothecated, pledged, encumbered, or gifted, including by an option or agreement to do the same, unless and until they are registered under the United States Securities Act of 1933 (the "Act"), except under an applicable securities exemption. Oxygen4Life may require a legal opinion, and other evidence it deems satisfactory, before finding that such an exception applies, and also that the proposed sale does not affect the qualification of the Shares' original issuance and sale for an exception under the Act, and that it will therefore approve and recognized a proposed transfer.

The holder of the Shares, as reflected in Oxygen4Life's books and records, is entitled to receive an electronic copy of the Agreements.

4.2.2. With respect to Shares that are (1) Unvested Shares, (2) subject to a right of first refusal, or (3) subject to a co-sale right, the following, as may be applicable:

The Agreement further grants: (1) certain repurchase rights upon termination of the original purchaser's "Service Provider" relationship with Oxygen4Life; (2) certain rights of first refusal for Oxygen4Life or its designees to repurchase the Shares in the event of a proposed Distribution; and (3) certain co-sale rights for parties designated by Oxygen4Life to sell securities alongside the owner in the event of a proposed Disposition.

4.3. Shareholder rights. Until and unless Oxygen4Life exercises its Repurchase Right, you will have all of the rights of a shareholder with respect to both your Vested Shares and your Unvested Shares, unless otherwise agreed. Notwithstanding the foregoing, neither you nor any subsequent Owner may make a Disposition of any Shares that are the subject to a Repurchase Right or are otherwise Unvested Shares, except with respect to a "Permitted Transfer", all as set forth in the Stockholder Agreement.

5. Mutual representations

Each party (you and Oxygen4Life) warrants and represents the following to the other:

5.1. Binding effect. This SPA, when mutually signed, will be a valid and binding obligation, enforceable on the party in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of a specific performance, injunctive relief, or other equitable remedies.

5.2. Power. It has all requisite power and authority to execute and enter this SPA and to carry out and perform its obligations under its terms.

5.3. Good standing. If a corporate entity, it is duly organized, validly existing, and in good standing under the laws of its jurisdictions, and has all power and authority required to own and operate its properties and assets and to carry on its business as conducted and as proposed.

5.4. No conflicts. Entering, performing under, and complying with this SPA (including the issuance of shares by Oxygen4Life and ownership by you) will not result in any violation, conflict, or default under any agreements, laws, regulations, judgments, settlements, orders, decrees, or other obligations (collectively, "**Legal Duties**") to which that party is subject.

5.5. No litigation. There is no pending or threatened lawsuit, action, claim, proceeding, or investigation against the party that adversely affects or challenges the validity of this SPA or that would impair the party's ability to comply with any provision of this SPA.

6. Representations by Oxygen4Life

Oxygen4Life warrants and represents the following:

6.1. Authority. All corporate action has been taken on the part of Oxygen4Life, its directors and shareholders, necessary for the authorization, execution, delivery, and performance of this SPA by Oxygen4Life, the authorization, sale, issuance and delivery of the Shares and the performance of all of Oxygen4Life's obligations hereunder.

6.2. Valid issuance. The Shares will be validly issued, fully paid, and nonassessable and will have the rights, preferences, privileges, and restrictions described in this SPA and in Oxygen4Life's Certificate of Incorporation.

6.3. Compliance with other instruments. It is not in violation in any material respect of any term of its Certificate of Incorporation or Bylaws, mortgage, indebtedness, indenture, contract, agreement, instrument, judgment or decree, and to the best of its knowledge is not in violation of any Legal Duties that would materially and adversely affect it. It is duly qualified to do business and in good standing in each jurisdiction where failure to qualify would cause a material adverse effect to its business.

6.4. Government consent. Oxygen4Life is not required to file for, declare, designate, or otherwise obtain any consent, approval, authorization, or notice from any governmental entity in connection with entering this SPA or issuing your Shares, except for: (a) filing its Certificate of Incorporation in Delaware, and (b) qualifying (or securing an exemption as may be necessary) for the issuance of Shares under applicable state securities laws. These filings and qualifications, if required, will be accomplished in a timely manner.

7. Representations by you

You warrant and represent the following:

7.1. Informed decision. Before acquiring your Shares, you acquired sufficient information about Oxygen4Life to make an informed, knowledgeable decision to do so. You have enough knowledge and experience in business and financial matters to be aware of the risks of the prospective investment, which include a risk that the Shares will be unsaleable, have no value, or be a total loss, resulting in a complete loss of your investment in them. You are able to bear the risk of that loss.

7.2. Understanding. You received, read, and understand the meaning and legal consequences of your Stock Grant Notice, this SPA, any Stockholder Agreement, Oxygen4Life's Certificate of Incorporation and Bylaws, and any other attached documents. You understand and agree to the market standoff, Repurchase Right, Right of First Refusal / Co-Sale Right, and drag-along provisions, among others, contained in these agreements. You understand the representations and warranties you make in this SPA, which are true, accurate, and complete as of the time you sign it.

7.3. Own account. You are acquiring the Shares for your own account, not as a nominee or agent, and not with a view to resell, distribute, or otherwise make a Disposition of any of them. You are under no Legal Duty, nor any undertaking or arrangement, to make a Disposition of any of the Shares to any third party.

7.4. Taxes. You understand that you are entirely responsible for determining and paying any taxes applicable to your ownership of the Shares, and that you may face uncertain or adverse tax consequences arising from owning or selling them. You acknowledge that you have been advised to seek the advice of your own tax counsel, and that you are not relying on Oxygen4Life or its counsel for tax advice.

7.5. No public market. You understand that there is no public market for the Shares and that Oxygen4Life makes no assurance that a public market will ever exist for them.

7.6. Rule 144. You are aware of Rule 144, adopted by Securities and Exchange Commission (the "**Commission**") under the Act to permit limited public resales of securities acquired in a nonpublic offering, if certain conditions are satisfied. You understand that these conditions include availability of certain current public information about the issuer, a one-year holding period, the requirement to use a broker in an unsolicited "**Broker's Transaction**", and limits on the amount of securities that can be sold during any 3-month period. You are informed that Oxygen4Life does not promise to satisfy the public information requirement or other conditions required of it at the time you may wish to sell your Shares, which may preclude you from selling them even after satisfying the holding period requirement.

7.7. Restricted securities. You understand that the Shares have not been registered under the Act and are being issued in reliance on an exemption under Section 4(2) of Regulation D of the Act, by Rule 701 of the Commission for stock issuances under compensatory benefit arrangements, or by other applicable exemptions. You understand that the Shares are subject to various limitations and restrictions imposed by law, in addition to those imposed by this SPA, and that Oxygen4Life may provide notice of some or all of these limitations in restrictions in notices, confirmations, or communications made to prospective purchasers and others seeking confirmation of the Shares and your ownership of them.

7.8. Non-US persons. If you are not a United States person (as defined by Section 7701(a)(30) of the Tax Code), you represent that you have satisfied yourself as to the full observance of the laws of your jurisdiction in connection with any invitation to subscribe for the Shares or any use of this SPA, including (i) the legal requirements within your jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Your subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of your jurisdiction.

8. Other terms

8.1. Adjustments. In the event of a stock dividend, stock split, or other change made without consideration affecting Oxygen4Life's outstanding Common Stock as a class, and in the event of a recapitalization, merger, reorganization, exchange or the like, any new, substituted, or additional securities will be considered Shares, and will remain subject to all of the terms and conditions of this SPA, including the Restrictions described in Section 4.1, to the same extent the Shares were previously covered by such provisions. Appropriate adjustments are to be made to the Purchase Price per Share and other provisions to reflect any restructuring of Oxygen4Life's capital structure, while maintaining the same aggregate Total Purchase Price. Any money or other property distributed with respect to the Shares (including money paid other than as a regular cash dividend) will also remain subject to the Vesting Schedule and Repurchase Right.

8.2. No employment rights conferred. Other than as may be provided by law, your rights as a shareholder of Oxygen4Life are entirely separate and independent from any rights you may have as an employee, officer, director, contractor, or other Service Provider, as the case may be. Neither this SPA nor any agreements or actions undertaken by Oxygen4Life in carrying it out, gives you any rights to be or remain a Service Provider, or alter the "at will" nature (or other termination provisions) of any relationship you have with Oxygen4Life. It is not a failure of consideration for or breach of any relationship agreement between you and Oxygen4Life that your Shares are or become unsaleable or worthless. Any right or claim you have as a shareholder against Oxygen4Life, whether due to breach, negligence, securities compliance, or other alleged failure by Oxygen4Life, does not create a corresponding cause of action against Oxygen4Life with respect to your being a Service Provider.

8.3. Notices and delivery. All notices may be made in person, by bonded local or nationally recognized courier service, by electronic delivery if personal receipt is confirmed or acknowledged, or by posting to an online service that the recipient has consented to use. Except as required by law, all signatures, documents, and communications may be made electronically.

8.4. Modification and waiver. Any modification of or waiver of any party's rights under this SPA must be in writing, signed by the party against whom the modification or waiver is sought. Any failure by Oxygen4Life or its designees in any instance to exercise their Repurchase Right or other right, does not constitute a waiver of any other rights that may continue or subsequently arise under this SPA. A waiver of a breach or condition of this SPA does not constitute a waiver of any other breach or condition, or a subsequent breach or condition, of like or different nature, under this SPA or any other agreement between the parties.

8.5. Disputes. This SPA is governed by, and is to be construed in accordance with, the laws of the State of Delaware as Delaware laws are applied to contracts entered into and performed in that State. Any disputes between the parties arising out of or relating to this SPA shall be heard in a court of competent jurisdiction located nearest or most convenient to the headquarters of Oxygen4Life.

8.6. Electronic signature. This SPA may be signed electronically. By signing online, you are receiving a copy of this SPA and notice of all of its terms. Verified copies of the electronically signed document are to be treated as originals.

8.7. Plain English construction. This SPA is drafted in plain English where practical so that non-lawyer parties may better understand its terms. Where reasonable, terms are to be given their common English meaning except as specifically designated (generally, definitions are capitalized, with the definition or first reference quoted and in bold). Markers such as "thereafter," "therefor," and "such" are avoided in favor of common pronouns, which in cases of ambiguity apply to the most obvious reference. Statements that things "are" or "will be" a certain way (rather than "shall be" and are "hereby" that way), and their grammatical variants, are intended to be legally operative as contract promises, agreements on a thing's status or disposition, agreements on interpretation, or representations, depending on context, rather mere descriptions or observations of fact. In the interest of legibility italics and other means of emphasis are used to highlight important sections and to provide instructions, rather than all caps. Headings are for convenience only and are not part of the agreement between the parties.

8.8. Entire agreement. This SPA along with your Stock Grant Notice, any Stockholder Agreement, and other attachments, subject to Oxygen4Life's Bylaws and Certificate of Incorporation, are the entire and complete agreement between the parties with respect to your Shares. By executing this SPA and accepting issuance of your Shares, you acknowledge and agree that Oxygen4Life has satisfied any obligation contained in any employment, engagement, advisory, or option grant agreement, or other oral or written understanding you may have had with Oxygen4Life, with respect to stock or option grants, which agreements and understandings are hereby superseded by this SPA with respect to the Shares granted by this SPA, and you forever waive any claim that the equity grant described herein was in error or otherwise not in accordance therewith. If you purchase or otherwise obtain equity shares, debt instruments, options, or other property or security of Oxygen4Life by a separate transaction, they are not the subject of this SPA and will be covered in a separate agreement between you and Oxygen4Life, provided that any attached Stockholder Agreement may, by its terms, apply to some or all securities you hold of Oxygen4Life.

8.9. Successors and assigns. The provisions of this SPA inure to the benefit of, and are binding on, Oxygen4Life and its successors and assigns on the one hand, and (without limiting the Restrictions) on you and your legal representatives, heirs, legatees, distributees, assigns and transferees by operation of law on the other, whether or not these parties become a party to this SPA and have agreed in writing to be bound by its terms and conditions.

8.10. Undertaking. You agree to take whatever additional action and execute whatever additional documents Oxygen4Life may reasonably deem necessary or advisable in order to carry out the obligations or restrictions imposed you under this SPA.

8.11. Privacy. In accordance with the U.S. Federal Trade Commission privacy rule 16 C.F.R. Part 313, you are advised that your Shares are financial products and securities that you have requested and authorized, and that Oxygen4Life may therefore disclose nonpublic personal information concerning you to its investors and other securities holders, as well as its lawyers, accountants, and other service providers. Services that Oxygen4Life and its providers use for maintaining shareholder records may have their own separate privacy notices and terms.

8.12. IRS Circular 230 disclosure. Any discussion of United States federal tax issues contained in or concerning this SPA, by the parties and their respective counsel, is not intended or written to be relied on by the other for purpose of avoiding penalties imposed under the Tax Code. Each party should seek advice from an independent tax adviser based on their particular circumstances.

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of
Oxygen4Life, Inc.
resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth   " so that, as amended, said Article shall be and read as follows:

> The total number of shares of the stock, which the Corporation shall have the authority to issue is (i) 20,000,000 shares of Common Stock, $0.00001 par value per share (Common Stock   ) and (ii) 100,000 shares of Class B Common Stock Non-Voting, $0.01 par value per share (Class B   )

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 17th   day of January   , 20 23   .

By: _____
Authorized Officer

Title: President

Name: Mike Maunu
Print or Type

UNANIMOUS WRITTEN CONSENT
OF THE BOARD OF DIRECTORS
OF
Oxygen4Life, Inc.
a Delaware Corporation

The undersigned, being all of the directors of Oxygen4Life, Inc. a Delaware corporation (the "Company"), pursuant to [Del. Code Ann. Title 8 § 141] hereby consent, approve and adopt the following resolutions as if duly adopted at a special meeting of the Board of Directors held for this purpose

WHEREAS, it has been proposed that the Company sell and offer up to $124,000 in [Common Stock] (the "Securities") through an offering under Regulation Crowdfunding (the "Offering") under the Securities Act of 1933, as amended (the "Securities Act");

Regulation Crowdfunding Offering

WHEREAS, it has been proposed that the Company sell and offer up to $124,000 in Securities through an offering under Regulation Crowdfunding under the Securities Act, (the "Crowdfunding Offering"), pursuant to the terms of a subscription agreement by and among the Company and the investors party thereto (the "Subscription Agreement"), substantially in the form attached hereto as Exhibit A; and an Offering Memorandum on Form C that has been reviewed by the Board (the "Memorandum");

WHEREAS, the Board has been presented with and reviewed the Memorandum, and deems it to be in the best interests of the Company to authorize and approve the Memorandum and for the Company to engage in the Crowdfunding Offering;

WHEREAS, to comply with Regulation Crowdfunding, the Company must file a Form C with the Securities and Exchange Commission (the "SEC"), use an online portal to communicate the Crowdfunding Offering, have an independent certified public accountant conduct a financial review and enter into agreements with a transfer agent and an escrow agent;

NOW, THEREFORE BE IT RESOLVED, that the directors hereby authorize and approve the Memorandum and the Crowdfunding Offering, and the issuance of the Securities pursuant to the terms thereof;

Subscription Agreement

RESOLVED, that the form, terms and provisions of the Subscription Agreement by and among the Company and the investors party thereto, a copy of which has been submitted in substantially final form to each director of the Company and is attached hereto as Exhibit A, be, and they hereby are, in all respects, approved and adopted, and that the transactions contemplated by the Subscription Agreement, including the issuance of the Securities for a price of $11.91 cents per Security payable as set forth in the Subscription Agreement, be, and they hereby are, in all respects approved, and, further, that the officers of the Company (the "Authorized Officers") be, and each of them hereby is, authorized and directed in the name and on behalf of the Company, and under its corporate seal or otherwise, to execute and deliver the Subscription Agreement in substantially such form, with such changes therein as the Authorized Officer executing the same shall, by the execution thereof , approve, and cause the Company to perform its obligations thereunder.

Uncertificated Securities

RESOLVED, that the Securities shall be uncertificated and the Authorized Officers shall record the investor name, address and number of Securities held by each purchaser on the Company's books and records (including books and records kept in digital form online). In the event a holder requests a written record of their investment within a reasonable time, the Authorized Officers are authorized to prepare and deliver a written notice setting forth the holder' s name, the amount of Securities held and any restrictions on the transfer or registration of said Securities imposed by the Certificate of Incorporation, the Company's bylaws and the Subscription Agreement or by law or regulation.

Filing of the Form C

RESOLVED, that the Authorized Officers are, and each of them acting singly is, authorized, in the name and on behalf of the Company, to cause to be compiled and filed with the SEC such Form C in the form required.

Online Platforml

RESOLVED, that DealMaker Securities LLC (" Dealmaker") shall be engaged to provide the broker dealer platform required for a Crowdfunding Offering and that the Authorized Officers be, and each of them hereby is, authorized and directed in the name and on behalf of the Company, and under its corporate seal or otherwise, to enter into an agreement with Dealmaker connection with the Crowdfunding Offering and cause the Company to perform its obligations thereunder.

General Authorization

RESOLVED FURTHER, that the Authorized Officers of the Company are hereby severally authorized and directed to take, or cause to be taken, all actions in the name and on behalf of the Company, that such officers determine are necessary or advisable to consummate the transactions contemplated by, or otherwise to effect the purposes of, the foregoing resolutions, including, but not limited to, signing, certifying to, verifying, acknowledging, delivering, accepting, filing and recording all agreements, instruments and documents related to any of the resolutions.

RESOLVED FURTHER that all acts of the officers of the Company taken before the date hereof in connection with matters referred to in these resolutions are hereby ratified, approved and adopted as acts of the Company.

IN WITNESS WHEREOF, the undersigned have executed this unanimous written consent effective as of January 27, 2025.

Mike Maunu

EXHIBIT F TO FORM C – SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT
OXYGEN4LIFE, INC.
(THE "COMPANY")

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS

AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE SINCE THAT DATE.

TO: Oxygen4Life, Inc.
        9375 E Shea Blvd. Suite 100
        Scottsdale, AZ 85260

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Common Stock (the "Securities"), of Oxygen4Life, Inc., a Delaware corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Company's Articles of Incorporation, as amended, included as an exhibit to the Offering Statement

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

   i. Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline as described below; however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

   ii. Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of the Company that engages in promotional activities on behalf of the Company; and

   iii. Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)

(e) The aggregate value of the Securities to be sold by the Company shall not exceed $124,000.00 (including transaction fees). The Company may accept subscriptions until April 30, 2025 (the "Offering Deadline"). The Company must collect investment commitments to exceed $10,004.40 in order to reach its Target Offering Amount. If the Target Offering Amount is not reached by the Offering Deadline, all investment commitments will be returned to the investors.

(f) Investors will be required to pay an Investor Processing Fee of 3.5% of the total amount invested to the Company at the time of the subscription to help offset transaction costs for each subscription

(g) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 6 hereof, which shall remain in force and effect.

(h) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription Agreement.

2. <u>Purchase Procedure</u>.

(a) <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) <u>Escrow Arrangements.</u> Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) <u>Organization and Standing.</u> The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement

of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No Filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Financial Statements.</u> Complete copies of the Company's financial statements consisting of the balance sheets of the Company as at December 31, 2023 and 2022 and the related statements of income, stockholders' equity and cash flows for the two-year period then ended (the "Financial Statements"), have been made available to the Subscriber and appear in the Offering Statement. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated.

(g) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

    (i) To the Company;

    (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

    (iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

(ii) If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed $124,000; or

(iii) If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(f) Subscriber information. Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a member (or potential shareholder of the Company) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management, and financial affairs with management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Proxy</u>.

(a) Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of Subscriber, (i) vote all such shares, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as Subscriber is an entity, will survive the merger or reorganization of Subscriber or any other entity holding shares of capital stock of the Company. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock of the Company or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering such Common Stock. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with

any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c) A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d) The Subscriber hereby agrees to take any and all actions determined by the Manager of the Company in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

(e) If any provision of this Proxy or any part of any this Section 5 is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this Proxy is separable from every other part of such provision.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction.

    This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Arizona.

    EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN ARIZONA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

   Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

   If to the Company, to: Oxygen4Life, Inc.

                                              9375 E Shea Blvd., Ste 100

                                              Scottsdale, AZ 85260

   If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

   Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

   (a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

   (b) This Subscription Agreement is not transferable or assignable by Subscriber.

   (c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its respective successors and assigns.

   (d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

   (e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

   (f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

OXYGEN4LIFE INC.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Stock of OXYGEN4LIFE INC. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

By: **OXYGEN4LIFE, INC.**

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

- ☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;
- ☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.
- ☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);
- ☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or
- ☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or
- ☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;
- ☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;
- ☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
  (i) With assets under management in excess of $5,000,000,
  (ii) That is not formed for the specific purpose of acquiring the securities offered, and
  (iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;
- ☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;
- ☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;
- ☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or
- ☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                           By:

                                                              (Signature)

                                                           Name:

                                                           (If signing on behalf of entity)

                                                           Title:

                                                           (If signing on behalf of entity)

By executing this document, the client certifies the following:

If an Entity:

1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.

Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in 's offering.

I certify that:

1. I am the trustee of the ("Trust") (the "**Trustee**")

2. On or about, on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in GACW INCORPORATED's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature: